TOTAL SOLUTIONS FOR BETTER LIFE

Advanced Info Service Public Company Limited
Annual Report 2006

AIS

TOTAL SOLUTIONS FOR BETTER LIFE

CONTENTS

TOTAL SOLUTIONS


AIS


EASE AND COMFORT
FREEDOM OF CHOICES
APPRECIATIVE VALUE
HAPPINESS AND LIFE FULFILLMENT
AIS

TOTAL SOLUTIONS FOR BETTER LIFE

With the inspiration to promote a better quality of life for Thai people, AIS is committed to introducing a wide range of services based on a high quality and wide coverage network to ensure fast and reliable mobile connectivity. AIS has placed a strong emphasis on shaping the dynamics of customers' needs together with technological advancements to deliver superior voice and data services.

With customers' needs as its highest priority, AIS focuses on tailoring services specifically to the different lifestyles of each target group and enhancing customer choice through a broad range of products and services. AIS caters to customers' service experiences through AIS GSM, GSM 1800, AIS One-2-Call!, AIS Sawasdee, AIS Smart Solutions, MobileLIFE, and privileges through AIS Plus. These services have been developed in response to the needs of those who have relatively low usage yet are in need of communication to keep in touch and share feelings with relatives and friends, to the technologically-minded who crave for fast mobile connectivity to deliver and receive information, as well as to corporate customers who require reliable and flexible mobile connectivity to support their business on-the-move. Through our services, AIS endeavours to create a "better life" for its customers ensuring quality and efficiency in both their personal and professional lives.

As important to the Company's commitment to its customers, is its commitment to society. Social contributions are an essential part of corporate activities, in particular through the "Sarnrak" project with "Kon Keng Hua Jai Krang" promoting the family institution, charitable activities, and various public amenities to further promote public safety and social well being. As much as AIS is committed to delivering communications to promote a "better life" for Thai people, it also recognises that the basis for happiness is a strong, sustainable and healthy society.



TOTAL SOLUTIONS FOR BETTER LIFE


AIS

STOCK IN YOUR HAND BY GSM
AIS PUSH MAIL
NEWS ON DEMAND

With prime quality network and extensive coverage, AIS is able to provide a wide range of services which are easily accessible wherever you are in the world.
Customers will find communication more simple and convenient.
Life becomes much more relaxed yet highly effective.

01

Ease and Comfort



Financial Highlights

As 31 December

Million Baht

	2006	2005 Restated	2004 Restated
Financial result			
Revenue from services and equipment rentals	76,052.89	80,533.63	84,394.94
Sales	15,375.27	11,983.02	12,042.55
Total revenue	91,428.16	92,516.65	96,437.49
Gross Profit	35,472.57	38,318.15	43,442.19
Net Profit	16,256.02	18,725.19	21,166.29
Total Assets	134,300.77	127,959.50	130,207.84
Total liabilities	56,701.76	48,024.95	53,080.43
Total Shareholders' Equities	77,599.01	79,934.55	77,127.41
Cash flows from operating activities	35,026.60	33,590.82	38,932.08

	2006	2005 Restated	2004 Restated
Financial ratio			
Net Profit Margin	17.78%	20.24%	21.95%
Return on Equity	20.64%	23.84%	29.22%
Return on Asset	12.40%	14.51%	16.07%
Earning per share (Baht)	5.50	6.36	7.20
Dividend per share (Baht)	6.30	6.30	4.75
Dividend payout ratio	114.43%	99.21%	69.00%
Book Value per share (Baht)	26.28	27.14	26.23

Unit : Million Baht

Total Revenue



2004
96,437.49
2005
92,516.65
2006
91,428.16
Year
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
100,000
110,000
120,000
130,000
140,000

Net Profit



2004
21,166.29
2005
18,725.19
2006
16,256.02
Year
10,000
15,000
20,000
25,000
30,000
35,000
40,000

Total Asset



2004
130,207.84
2005
127,959.50
2006
134,300.77
ปี
100,000
110,000
120,000
130,000
140,000
150,000
160,000



Dear Shareholders,

Throughout 2006, the various events that have taken place in Thailand have had a remarkable impact on the industry including a surge in fuel prices, political uncertainly, and a rise in interest rates. All of these have affected consumers' confidence and have forced mobile phone service providers to adjust their business operations in order to survive in the highly competitive market. Advanced Info Service Public Company Limited (AIS) is able to secure its position as the leader in the business and maintain customers' trust by continuing to provide a high quality network and first class services.

From January to December 2006, the number of customers rose to 3.1 million out of a market capacity of 9.8 million. At the end of 2006, the total number of customers reached 19.5 million, comprising 2.2 million AIS GSM and GSM1800 customers and 17.3 million prepaid AIS One-2-Call! and AIS Sawasdee customers. In 2006, AIS attained total revenue of 91,428 million Baht and 16,256 million Baht net profit, comprising 16.5 percent from supplementary services which accounted for an increase of 12.8 percent in total revenue. As a result of the Company's continual growth, AIS received a world ranking of 1,338th by Forbes magazine in 2006 reflecting the Company's strong market value. AIS is the only Thai owned telecommunications company to be listed amongst the world's 2,000 companies.

In 2006, AIS allocated an investment budget of over 33,000 million Baht for network development to increase its operational capability to meet a rising demand. AIS International Network Company Limited was established as part of the Company's expansion plan. This subsidiary was certified by the National Telecommunications Committee to run a third type of telecommunications business, an International Telephone Service or International Telephone Gateway, with an initial investment of 300 million Baht. This new service offers an alternative for international callers whilst generating further revenue for the Company.

Creating a Quality Service for a Better Life

AIS has dedicated itself to rendering services of professional standard based on good governance principles, sound business ethics, relevant regulations, and responsibility whilst maintaining its status as a good corporate citizen. Sustainable growth and operational development has always been a top priority for the Company and business expansion is wholly based on quality to meet customers' requirements. Quality must also be tangible, and therefore it has been translatedinto Network Quality and Service Quality which revolve around customers' needs.

Whilst maximising network quality, new services

have been created and introduced to offer added benefit and alternatives to customers that fit well, enhance the lifestyles of individual customers and improve the operational efficiency of corporate customers and large organisations. AIS has also focused on providing a high quality service to promptly and appropriately accommodate the needs of its customers. With the ability to provide sound advice and prompt solutions to problems, AIS has been successful in establishing good relations and creating confidence amongst customers. This is highlighted by the introduction of exciting new services and activities as well as extra privileges and benefits. It is equally important to ensure positive customer experience at every AIS contact point.

Every operational unit is encouraged to carefully analyse customers' needs in order to gain a better understanding of and to constantly monitor customer requirements so that suitable services can be introduced to meet their needs. Benefits and privileges from the service will help strengthen customers' confidence and establish closer relations between customers and the Company. As a result, AIS has been able to reach its goal in maintaining sustainable growth of the organisation meaning that employees, business partners, and stakeholders will also benefit.

Besides the Company's dedication to operate with professional business standards based on good governance principles, which is the responsibility of a Good Corporate Citizen, AIS has placed an equal emphasis on Corporate Social Responsibility (CSR) as part of its company policy. This concept has been adopted by way of management guidelines and organised activities such as social contribution activities unrelated to business activities. AIS' Sarnrak project was initiated in support of the family establishment in giving recognition to exemplary people, public projects, and charitable activities as well as help to those who enhance public safety and projects to help encourage a better standard of living in the community.

AIS trusts that the Company's social responsibility policy will help bring happiness and a better quality of life to people in the community, which in turn will promote social strength and stability.

Direction of Wireless Communication Business

In 2006, the total number of mobile phone users for the entire industry rose by 9.8 million, accounting for 40 percent per capita or 62 million subscribers. Besides improvements in network quality and the development of services, smaller service providers have continued to place a strong focus on price competition.

When each service provider has its own set of responsive guidelines and when price competition is widespread, network problems transpire - the result of increased traffic especially from cross network calls. Service providers thus decided to join together and solve these problems by increasing investment in network connectivity to improve convenience for all users whilst accommodating an Interconnection Charge in accordance with policies set by the National Telecommunications Committee. The Interconnection Charge is expected to be implemented in 2007.

The National Telecommunications Committee also considered granting 3G licenses to operators, but this currently awaits the appointment of the National Radio and Television Committee. The selection process is thus being delayed despite the readiness of mobile phone service providers. In addition, Thailand has experienced immense political change which has affected the telecommunications industry through changes in rules and regulations. Such changes might include telecommunications excise, and an adjustment of revenue portion, concession validity and frequency allocation. These issues will become clearer in 2007, which will help drive change to competition in the mobile phone industry.

On this occasion, the Company would like to thank all stakeholders, customers and business partners for their continual support which is an important part of the Company's development. AIS is confident in its professionalism based on good governance guidelines, constant development of its capabilities, and a social responsibility policy to help enhance the quality of life of Thai society. AIS and its business partners are also satisfied to operate a successful business in a high quality social environment.

P. Limpaphayom

Dr. Paiboon Limpaphayom
Chairman of the Board of Directors

Mr. Somprasong Boonyachai
Chairman of the Executive Committee


AIS

TOTAL SOLUTIONS FOR BETTER LIFE



mPay
AIS Serenade Card
mobileLIFE Plaza
One 2 Call! Top up

With full understanding on different needs and customers' unique lifestyle, AIS is making every possible effort to develop a wider range of services in line with the lifestyle of different customer groups. AIS offers freedom of choices to select service according to customers' needs to respond to their genuine identity.

02



FREEDOM OF CHOICES



Top ten major shareholders of Advanced Info Service Plc.

No.	Name	No. of shares held	% of issued share capital
1	SHIN CORPORATION PLC. 1/	1,263,712,000	42.79
2	SINGTEL STRATEGIC INVESTMENTS PTE. LTD AND SINGTEL INVESTED BY THAI TRUST FUND 2/	632,039,000	21.40
3	LITTLEDOWN NOMINEES LIMITED	120,033,523	4.06
4	THE BANK OF NEW YORK (NOMINEES) LIMITED	90,678,344	3.07
5	HSBC (SINGAPORE) NOMINEES PTE LTD	58,709,214	1.99
6	STATE STREET BANK AND TRUST COMPANY	51,418,662	1.74
7	HSBC BANK PLC-CLIENTS GENERAL A/C	47,077,070	1.59
8	CHASE NOMINEES LIMITED 1	46,623,600	1.58
9	MELLON BANK, N.A.	44,319,312	1.50
10	THAI NVDR CO., LTD.	44,158,771	1.50
	Total	**2,398,769,496**	**81.22**

Source : *by Thailand Securities Depository Co., Ltd. as of October 12, 2006*

1/ Major shareholder whose behavior can influence when determining policy or handling operation. is Shin Corporation Plc. Major shareholders of Shin Corporation Plc. are as follow:

No.	Name	No. of shares held	% of issued share capital
1	Cedar Holding Co., Ltd.*	1,742,407,239	54.53
2	Aspen Holding Co., Ltd.* 3/	1,334,354,825	41.76
	Total	**3,076,762,064**	**96.29**

3/ Aspen Holding Co., Ltd. holds 9,096 shares or 0.00% of paid-up capital of the Company.

Source : *by Thailand Securities Depository Co., Ltd. as of August 30, 2006*

2/ Major shareholder of SingTel Strategic Investments Pte Ltd is

No.	Name	% of issued share capital
1	SingTel Telecommunications Limited*	100.00

Source : *SingTel Annual Report 2005/2006 as of 31 May 2006*

* Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.78%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.22% and Cypress Holdings Limited, an indirect subsidiary of Temasek (Cypress), holding 48.99% of the shares in Cedar. The shareholding structure of SHIN is as follow;



K.Surin 68.00%
Cypress 29.90%
K.Pong 1.27%
K.Suphadej 0.82%
Cypress
Siam Commercial Bank
KularbKaew
48.99%
5.78%
45.22%
Cedar
54.53%
Aspen
41.76%
Shin Corp

As of Dec 29, 2006

* Major shareholders of SingTel Telecommunications Limited are as follow;

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	9,066,895,692	54.27
2	DBS Nominees Pte Ltd	1,983,834,598	11.87

Source : *SingTel Annual Report 2005/2006 as of 31 May 2006*

The investors can find the current major shareholders of the Company from the Company's website before the Annual General Meeting.

Dividend Policy

The Company can pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "AA" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

Its subsidiaries can pay dividends to shareholders over 40% of net profit after tax unless the Company and its subsidiaries have other financial needs and the payment materially affect the Company and its subsidiaries' normal operations.


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7
8
9
10
11

1.	**Dr. Paiboon**	**Limpaphayom**	Chairman of the Board
2.	**Mr. Aviruth**	**Wongbuddhapitak**	Chairman of the Audit Committee
3.	**Mrs. Tasanee**	**Manorot**	Member of the Audit Committee
4.	**Mr. Surasak**	**Vajasit**	Member of the Audit Committee
5.	**Mr. Vasukree**	**Klapairee**	Director
6.	**Mr. Suphadej**	**Poonpipat**	Director
7.	**Mr. Boonklee**	**Plangsiri**	Director
8.	**Mrs. Siripen**	**Sitasuwan**	Director
9.	**Mr. Hui Weng Cheong**		Director
10.	**Mr. Allen Lew Yoong Keong**		Director
11.	**Mr. Somprasong**	**Boonyachai**	Director and Chairman of the Executive Committee

As of 31 December 2006

Mr. Paiboon Limpaphayom (Ph.D.) **Age 65 yr**	**Chairman of The Board of Directors and Independent Director**
% Shareholding *	None
Relationship with Management	None
Highest Education	Doctorate Degree of Electrical Engineering, Iowa State University, U.S.A. Certificate of Public - Private joint defence curricum, Class 3, The National Defence College of Thailand
Governance Training of IOD	None
Working Experiences	1999 - Present Chairman of the Board of Director and Independent Director Advanced Info Service Plc. 2000 - 2005 Director and Executive Director, Thai Military Bank Plc. 1999 - 2002 Vice Chairman of the Board of Directors, Shin Corporation Plc. 1993 - 1998 Director and Member of the Executive Committee, Shin Corporation Group 1992 - 1993 Advisor, Telephone Organization of Thailand 1988 - 1992 Managing Director, Telephone Organization of Thailand
Illegal Record in past 10 years	None

Mr. Aviruth Wongbuddhapitak **Age 58 yr**	**Chairman of The Audit Committee and Independent Director**
% Shareholding *	None
Relationship with Management	None
Highest Education	Master Degree Business Administration, New York University, U.S.A.
Governance Training of IOD	DCP Program-Directors Certification Program Class 8/2001
Working Experiences	2006 - Present Advisor, Siam Cement Plc. Chairman of the Audit Committee and Director, Advanced Info Service Plc. 2003 - Present Director, Thai Plastic and Chemicals Plc. Director, CPB Equity Co., Ltd. Director, CPB Property Co., Ltd. 2001 - Present Director, IT One Co., Ltd. 1995 - Present Director, Deves Insurance Plc. 2003 - 2005 President, Cementhai Property Plc. 1995 - 2003 Vice President & CFO, Siam Cement Plc. 1990 - 1995 President, TileCera Inc., U.S.A. 1980 - 1990 Managing Director of Thai Ceramics, Sanitary Wares & Ceramic Tiles, COTTO 1977 - 1980 Finance Manager of Siam Kraft Co., Ltd. 1969 - 1977 Finance & Accounting Officer, Siam Cement Group
Illegal Record in past 10 years	None

* *Includes holding by spouse and minor children*

Mrs. Tasanee Manorot	**Director and Member of the Audit Committee**
Age 61 yr	
% Shareholding *	None
Relationship with Management	None
Highest Education	Bachelor Degree Commerce and Accountancy, Chulalongkorn University
Governance Training of IOD	DCP Program-Directors Certification Program Class 32/2003
Working Experiences	2006 - Present Director and Member of the Audit Committee, Advanced Info Service Plc.
	2002 - 2005 Senior Executive Vice President, TOT Corporation Plc.
	2001 - 2005 Director, Advanced Info Service Plc.
	2000 - 2002 Senior Executive Vice President, Telephone Organization of Thailand
	1999 - 2000 Executive Vice President, Telephone Organization of Thailand
	1996 - 1999 Vice President of Finance Department, Telephone Organization of Thailand
Illegal Record in past 10 years	None

Mr. Surasak Vajasit	**Director and Member of the Audit Committee**
Age 53 yr	
% Shareholding *	None
Relationship with Management	None
Highest Education	Barrister-at-law, Lincoln's Inn
Governance Training of IOD	DCP Program-Directors Accreditation Program Class 29/2004
Working Experiences	2006 - Present Director and Member of the Audit Commitee, Advanced Info Service Plc.
	2005 - Present Partner, Hunton & Williams (Thailand) Ltd.
	1997 - Present Director, Thai Tollow and Oil Co., Ltd.
	2004 - 2006 Director and Independent Director, Shin Corporation Plc.
	2004 - 2005 Director, Coudert Brothers Co., Ltd.
	1981 - 1988 Judge The Buri Ram, Phetchabun and Bangkok Province Course
Illegal Record in past 10 years	None

* *Includes holding by spouse and minor children*

Mr. Vasukree Klapairee	**Director**	
Age 58 yr		
% Shareholding *	None	
Relationship with Management	None	
Highest Education	Bachelor Degree Engineering, Chulalongkorn University	
Governance Training of IOD	None	
Working Experiences	2005 - Present	Director, ACT Moblie Co., Ltd. Director, Thai Amadeus South East Asia Co., Ltd. Senior Executive Vice President (Regional Sale and Customer Service), TOT Plc. Director, Advance Info Service Plc.
	2004 - 2005	Senior Executive Vice President (Wireless Communications), TOT Plc.
	2003 - 2004	Executive Vice President (Central Region Operations), TOT Plc.
	1999 - 2003	Vice President (Central Region Telephone Services Department), Telephone Organization of Thailand
	1997 - 1998	Assistant Vice President (Metropolitan Telephone Services Department), Telephone Organization of Thailand
	1993 - 1995	Senior Director (Corporate Administration Sector, Corporate Activity Department) Telephone Organization of Thailand
	1990 - 1992	Acting Head of Commercial Centre (Customer Service Department) Telephone Organization of Thailand
Illegal Record in past 10 years	None	

Mr. Suphadej Poonpipat	**Director**	
Age 56 yr		
% Shareholding *	None	
Relationship with Management	None	
Highest Education	Master of Science, University of Wisconsin, U.S.A.	
Governance Training of IOD	DAP Program-Directors Accreditation Program Class 8/2004	
Working Experiences	2006 - Present	President and Chief Executive Officer, Thanachart Capital Plc. Director, Advanced Info Service Plc.
	2005 - Present	Director, MBK Resort Plc. Director, Thanachart Insurance Co., Ltd. Chairman of the Executive Committee, Thanachat Bank Plc.
	2003 - Present	Director, Siam Piwat Co., Ltd. Director, Thanachart Life Assuance Co., Ltd. Director, Plan Estate Co., Ltd.
	1989 - Present	Director, MBK Development Plc.
	1998 - 2006	Chairman of the Audit Committee, Advanced Info Service Plc.
	1990 - 2006	President and Chief Executive Officer, National Finance Plc.
	1992 - 1998	Director, Advanced Info Service Plc.
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

Ms. Koh Kah Sek [1]	**Director**
Age 36 yr	
% Shareholding *	None
Relationship with Management	None
Highest Education	Bachelor Degree of Commerce, The University of Melbourne
Governance Training of IOD	None
Working Experiences	2007 - Present Director, Advanced Info Service Plc.
	2005 - Present Group Financial Controller Singapore Telecommunications Ltd.
	1999 - 2005 Vice President (Finance) Far East Organisation - Yeo Hiap Seng Ltd.
	1999 - 1999 Analyst, Goldman Sachs
	1994 - 1999 Assistant Audit Manager, PricewaterhouseCoopers
Illegal Record in past 10 years	None

Mr. Allen Lew Yoong Keong	**Director and Member of the Executive Committee**
Age 51 yr	
% Shareholding *	None
Relationship with Management	None
Highest Education	Master Degree Science (Management), Massachusetts Institute of Technology, U.S.A.
Governance Training of IOD	None
Working Experiences	2006 - Present Chief Executive Officer, Singapore Director, Advanced Info Service Plc.
	2005 - 2006 Managing Director - Consumer (Optus)
	2001 - 2005 Managing Director - Mobile (Optus)
	1999 - 2001 Chief Operating Officer, Advanced Info Service Plc.
	1995 - 1999 Chief Operating Officer, Singapore Telecom International
Illegal Record in past 10 years	None

[1] *She was appointed as a director of the Company to replace Mr. Hui Weng Cheong as of January 22, 2007*

* *Includes holding by spouse and minor children*

Mr. Boonklee Plangsiri	**Director and Authorized Director**		
Age 55 yr			
% Shareholding *	None		
Relationship with Management	None		
Highest Education	Master Degree-Computer Engineering, University of Illinois (Urbana Champaign), U.S.A.		
Governance Training of IOD	DAP Program-Directors Accreditation Program Class 40/2005		
Working Experiences	2004 - 2007	Chairman of the Board of Directors, CS LoxInfo Plc.	
	2001 - 2007	Chairman of the Board of Directors, ITV Plc.	
	1999 - Present	Chairman of the Group Executive Committee, Shin Corporation Plc.	
	1997 - Present	Director of Shin Corporation Plc., Advanced Info Service Plc. and Shin Satellite Plc.	
	2001 - 2002	Chairman of the Executive Committee, ITV Plc.	
	1997 - 2000	Member of the Executive Committee of Shin Corporation Plc., Advanced Info Service Plc. and Shin Satellite Plc.	
	1995 - 1996	Vice Chairman of the Executive Committee (Operation), Shinawatra Group	
	1993 - 1994	President of Shinawatra Group	
Illegal Record in past 10 years	None		

Mrs. Siripen Sitasuwan	**Director, Member of the Executive Committee and Authorized Director**	
Age 58 yr		
% Shareholding *	None	
Relationship with Management	None	
Highest Education	Master Degree Business Administration, Wichita State University, Wichita, Kansas, U.S.A.	
Governance Training of IOD	DCP Program-Directors Certification Program Class 33/2003	
Working Experiences	2004 - 2007	Director and Member of the Executive Committee, CS LoxInfo Plc.
	2001 - 2007	Director and Member of the Executive Committee, ITV Plc.
	2000 - Present	Member of the Audit Committee, Thanachart Capital Plc. President and Group Chief Finance Officer, Shin Corporation Plc.
	1998 - Present	Director and Member of the Executive Committee, Shin Corporation Plc., Advanced Info Service Plc. and Shin Satellite Plc.
	1998 - 2000	Chief Finance Officer, Shin Corporation Plc.
	1994 - 1998	Executive Vice President - Finance, Shinawatra Group
	1991 - 1993	Vice President - Finance, Shinawatra Group
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

Mr. Somprasong Boonyachai | **Director, Chairman of the Executive Committee and Authorized Director**

Age 51 yr

% Shareholding *	0.0000
Relationship with Management	None
Highest Education	Master Degree Engineering, Asian Institute of Technology (AIT)
Governance Training of IOD	DCP Program-Directors Certification Program Class 65/2005, DAP Program-Directors Accreditation Program Class 30/2004
Working Experiences	2006 - Present Director, Shin Satellite Plc. 2004 - Present Director, Praram 9 Hospital Co., Ltd. 2004 - 2007 Member of the Executive Committee, CS LoxInfo Plc. Director and Member of the Executive Committee, ITV Plc. 2000 - Present Member of the Executive Committee, Shin Satellite Plc. Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc. 1999 - Present Director and Chairman of the Executive Committee -Wireless Communications Business, Advanced Info Service Plc. 1997 - Present Independent Director, Power Line Engineering Plc. 1997 - 1998 Vice Chairman of the Executive Committee -Wireless Communications, Shinawatra Group 1995 - 1996 Senior President, Advanced Info Service Plc. 1994 - 1995 President, Advanced Info Service Plc. 1993 - 1994 President, Shin Satellite Plc. 1993 - 1993 President, Advanced Info Service Plc. 1992 - 1993 Executive Vice President (Operation 4), Shinawatra Group
Illegal Record in past 10 years	None

Dr. Dumrong Kasemset | **Member of the Executive Committee**

Age 52 yr

% Shareholding *	None
Relationship with Management	None
Highest Education	Doctorate Degree Electrical Engineering, Massachusetts Institute of Technology, U.S.A.
Governance Training of IOD	DAP Program-Directors Accreditation Program Class 2/2003
Working Experiences	2004 - Present Director and Chairman of the Executive Committee, CS LoxInfo Plc. 2004 - 2007 Director and Member of the Executive Committee, ITV Plc. 2000 - Present Member of the Executive Committee, Advanced Info Service Plc. Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc. 1999 - Present Director and Member of the Executive Committee, Shin Satellite Plc. 1997 - Present Chairman of the Executive Committee, Satellite and International Business 1994 - 2000 President, Shinawatra Satellite Plc. 1995 - 1997 Vice Chairman of the Executive Committee, Policy, Shinawatra Group 1993 - 1994 Executive Vice President, IBC Cable TV 1991 - 1992 Group General Manager, IBC Cable TV Senior Manager - Business Development, Shinawatra Group 1989 - 1991 Program Manager Integrated Optoelectronics, GE Aerospace, New York, U.S.A. 1986 - 1989 Manager, Ga As IC Materials, Microwave Semiconductor Co., Ltd., Siemens Group, New Jersey, U.S.A.
Illegal Record in past 10 years	None

* *Includes holding by spouse and minor children*

Mr. Vikrom Sriprataks	**Chief Technology Officer**	
Age 54 yr		
% Shareholding *	0.0139	
Relationship with Management	None	
Highest Education	Master Degree Business Administration, Thammasat University	
Governance Training of IOD	None	
Working Experiences	2002 - Present	Chief Technology Officer, Advanced Info Service Plc.
	2000 - Present	President, Digital Phone Co., Ltd.
	1998 - 2000	Senior Executive President Engineering, Advanced Info Service Plc.
	1995 - 1998	Executive Vice President, Shinawatra International Co., Ltd.
Illegal Record in past 10 years	None	
Mrs. Suwimol Kaewkoon [2)]	**Chief Customer Champion & Terminal Business Officer**	
Age 51 yr		
% Shareholding *	0.0134	
Relationship with Management	None	
Highest Education	Master Degree Business Management Asian Institute of Management, Philippines	
Governance Training of IOD	None	
Working Experiences	2006 - Present	Director, Capital OK Co., Ltd.
	2002 - 2007	Chief Customer Champion & Terminal Business Officer, Advanced Info Service Plc.
	1995 - 2002	Managing Director, Advanced Wireless Marketing Co., Ltd.
	1982 - 1994	President, Robinson Department Store Plc.
	1980 - 1981	Senior Business Consultant, Allied Management Consultant of Asia Co., Ltd.
Illegal Record in past 10 years	None	
Mr. Sanchai Thiewprasertkul	**Chief Marketing Officer**	
Age 54 yr		
% Shareholding *	None	
Relationship with Management	None	
Highest Education	Master Degree Business Administration, The National Institute of Development Administratiion, Master Degree Engineering, Asian Institute of Technology	
Governance Training of IOD	DAP Program-Director Accreditation Program Class 35/2005	
Working Experiences	2006 - Present	Chief Marketing Officer, Advanced Info Service Plc.
	2004 - 2006	President, Samart I-Mobile Plc.
	2004 - 2004	Managing Director, Capital OK Co., Ltd.
	2002 - 2004	Director and Vice Chairman of Executive Director, ITV Plc.
	2001 - 2002	Managing Director, ITV Plc.
	1997 - 2001	Senior Executive Vice President Marketing & Sales, Advanced Info Service Plc.
	1996 - 1997	Managing Director, Shinawatra Directories Co., Ltd.
Illegal Record in past 10 years	None	

2) She resigned from her position, effective on March 1, 2007.

** Includes holding by spouse and minor children*

Mr. Wichian Mektrakarn — **President**

Age 52 yr

% Shareholding *	0.0002	
Relationship with Management	None	
Highest Education	Bachelor Degree BS EEE - Electrical & Electronics Engineering (Honor) California Polytechnic State University	
Governance Training of IOD	None	
Working Experiences	2006 - Present	President, Advanced Info Service Plc.
	2003 - 2006	Executive Vice President - Operations, Advanced Info Service Plc.
	2000 - 2003	Vice President - Engineering, Advanced Info Service Plc.
	1999 - 2000	Vice President - Technical, Advanced Info Service Plc.
	1997 - 1999	Vice President - Network O&M, Advanced Info Service Plc.
	1996 - 1997	Vice President - Network O&M Metropolitan, Advanced Info Service Plc.
	1995 - 1996	Assistant Vice President - Network Development, Advanced Info Service Plc.
Illegal Record in past 10 years	None	

Mr. Hui Weng Cheong [3)] — **Deputy - President**

Age 51 yr

% Shareholding *	None	
Relationship with Management	None	
Highest Education	Master Degree Business Management, University of Southern California	
Related Training Program Help by IOD	None	
Working Experiences	2006 - Present	Deputy President, Advanced Info Service Plc.
	2005 - 2007	Director, Advanced Info Service Plc.
	2004 - 2006	CEO SingNet, SingNet Pte Ltd.
	2003 - 2006	Director, PT Telekomunikasi Selular Director, PT Bukaka SingTel International
	2000 - 2006	Director, Digital Newrork Access Communications Pte. Ltd.
	1999 - 2006	Vice President (Consumer Products), Singapore Telecommunications Ltd. CEO (SingTel Paging), SingNet Pte Ltd.
	1996 - 1999	Managing Director, Shinawatra Paging Thailand
	1994 - 1995	Deputy Managing Director, Singapore Telecom Paging Pte Ltd.
Illegal Record in past 10 years	None	

Mr. Pong-Amorn Nimpoonsawat — **Chief Finance Officer**

Age 44 yr

% Shareholding *	0.0000	
Relationship with Management	None	
Highest Education	Master Degree Management Sasin Graduate Institute of Business Administration Chulalongkorn University	
Governance Training of IOD	None	
Working Experiences	2001 - Present	Chief Finance Officer, Advanced Info Service Plc.
	1998 - 2001	Financial Director, Dentsu Young & Rubicam Co., Ltd.
	1994 - 1998	Financial Director, Shinawatra Paging Co., Ltd. Financial Director, Pager Sales Co., Ltd.
Illegal Record in past 10 years	None	

[3)] He was appointed as Deputy - President since November 20, 2006 and resigned from a director of the Company on January 22, 2007.

* *Includes holding by spouse and minor children*

DIRECTORS' SHAREHOLDING IN THE COMPANY AND ITS SUBSIDIARIES OF THE YEAR 2006

Name	Position	ADVANC				MFA		ADC	
		Ordinary Shares		Debentures[1]		Ordinary Shares		Ordinary Shares	
		31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005
Dr. Paiboon Limpaphayom	Chairman of the Board of Directors	-	-	- *	5,000	-	-	-	-
Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee	-	-	-	-	-	-	-	-
Mrs. Tasanee Manorot	Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Surasak Vajasit	Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Vasukree Klapairee	Director	-	-	-	-	-	-	-	-
Mr. Suphadej Poonpipat	Director	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	-	-	-	-	1	1	-	-
Mr. Somprasong Boonyachai	Director	79	29	-	-	-	-	-	-
Mrs. Siripen Sitasuwan	Director	-	-	- *	5,000	1	1	-	-
Mr. Hui Weng Cheong	Director	-	-	-	-	-	-	-	-
Mr. Allen Lew Yoong Keong	Director	-	-	-	-	-	-	-	-

As of December 31, 2006

Remark [1] *Amount of Units*

** Debenture has been expired since November 28, 2006*

Abbreviation	Company
ADVANC	Advanced Info Service Public Company Limited
MFA	Mobile From Advance Company Limited
ADC	Advanced Datanetwork Communications Company Limited
DNS	Data Network Solutions Company Limited
DPC	Digital Phone Company Limited
ACC	Advanced Contact Center Company Limited
DLT	Data Line Thai Company Limited
AMP	Advanced Mpay Company Limited
AMC	Advanced Magic Card Company Limited
AWCN	AIS Wireless Communication Network Company Limited
AWN	AIS Wire Network Company Limited
AIN	AIS International Network Company Limited

DNS		DPC		ACC		DLT		AMP		AMC		AWCN		AWN		AIN	
Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005	31/12/2006	31/12/2005
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1	1	-	-	1	1	-	-	-	-	-	-	-	-	-	-	-	-
1	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1	1	-	-	1	1	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

The Company and its subsidiaries

Updated as of March 2, 2007

	Business	Registered Capital (Million Shares)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Company					
Advanced Info Service Public Company Limited Head Office : 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-5000 Fax : (66) 2615-3330 Branch : 1291/1 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-6000 Fax : (66) 2299-6005 Home Page : www.ais.co.th	Service provider of Digital GSM network in the 900 MHz frequency.	4,997.46	1	2,954.59	-
Its subsidiaries					
Mobile From Advance Company Limited 1 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2502-5899 Fax : (66) 2502-5800	Currently not in operation	24	10	240	99.99
Advanced Datanetwork Communications Company Limited 500, 17th Floor, Amarin Plaza Tower, Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330 Tel : (66) 2256-9461-80 Fax : (66) 2256-9922 Home Page : www.adc.co.th	Service provider of voice/data communications via telephone line and broadband	95.75	10	957.52	51.00
Data Network Solutions Company Limited 500, 9th Floor, Amarin Plaza Tower, Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330 Tel : (66) 2256-9461-80 Fax : (66) 2256-9922	Service provider of voice/data communications via telephone line	0.10	10	1	49.00

	Business	Registered Capital (Million Shares)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Digital Phone Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2502-5100 Fax : (66) 2299-5455	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	1,462.19	10	14,621.86	98.55
Advanced Contact Center Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-6000 Fax : (66) 2299-5959	Service provider of call center	27.2	10	272	99.99
Data Line Thai Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-5000 Fax : (66) 2615-3330	Service provider of Internet	1.5	10	15	65.00
Advanced MPay Company Limited 408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2687-4808 Fax : (66) 2687-4788	Service provider of payment business via mobile phone	30	10	300	69.99
Advanced Magic Card Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-5000 Fax : (66) 2615-3330	Distributor of cash card business	25	10	250	99.99
AIS Wireless Communication Network Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-5000 Fax : (66) 2615-3330	Currently not in operation	0.01	100	1	99.93

Updated as of March 2, 2007

	Business	Registered Capital (Million Shares)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
AIS Wire Network Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-5000 Fax : (66) 2615-3330	Currently not in operation	0.01	100	1	99.93
AIS International Network Company Limited (Changed its name to AIN GlobalComm Co., Ltd. since March 6, 2007 408/127 Phaholyothin Place Tower, 29th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel : (66) 2299-5000 Fax : (66) 2278-7030	Service provider of international gateway	2	100	100	99.99

Ordinary Share Registrar	**Thailand Securities Depository Company Limited** Capital Market Academy Building, The Stock Exchange of Thailand 2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road, Km.27, Tung Song Hong, Laksi, Bangkok 10210 Tel : (66) 2596-9000 Fax : (66) 2832-4994-6
	Thailand Securities Depository Company Limited 62, Ratchadapisek Road, Klongtoey, Klongtoey, Bangkok 10110 Tel : (66) 2229-2800 Fax : (66) 2359-1259
Auditor	**Mr. Suchart Luengsuraswat** Certified Public Accountant Registration Number 2807 **PricewaterhouseCoopers ABAS Limited** 179/74-80, Bangkok City Tower 15th Floor, South Sathorn Road, Sathorn, Bangkok 10120 Tel : (66) 2286-9999, (66) 2344-1000 Fax : (66) 2286-5050
Debentureholders' Representative / Debenture Registrar	**Siam Commercial Bank Public Company Limited** 9 Rachadapisek Road, Lardyao, Chatuchak, Bangkok 10900 Tel. (66) 2256-2326
Debenture Registrar	**TMB Bank Public Company Limited** 3000 Phahon Yothin Road, Chatuchak, Bangkok 10900 Tel. (66) 2299-1111, 2617-9111



TOTAL SOLUTIONS FOR BETTER LIFE


SMILE
Telewiz

CALL CENTER 1175
AIS PLUS
EDGE NETWORK
AIS SHOP
TELEWIZ SHOP

With extensive AIS network coverage, customers are able to appreciate the value of overall services offered at higher quality with exceptional privileges and benefits. AIS is attention to its customers and readily available to provide solutions to problems.

03

APPRECIATIVE VALUE



Shin Corporation Plc. 1), 2)

Register Capital 5,000 Mil. Baht Paid up Capital 3,196.31 Mil. Baht

- **Advanced Info Service Plc.** [2]
  Register Capital 4,997.46 Mil. Baht
  Paid up Capital 2,954.59 Mil. Baht — 42.77%
  - Mobile From Advance Co., Ltd.
    Register Capital 240 Mil. Baht
    Paid up Capital 240 Mil. Baht — 99.99%
  - Advanced Datanetwork Communications Co., Ltd.
    Register Capital 957.52 Mil. Baht
    Paid up Capital 957.52 Mil. Baht — 51.00%
  - Data Network Solutions Co., Ltd.
    Register Capital 1 Mil. Baht
    Paid up Capital 1 Mil. Baht — 49.00%
  - Digital Phone Co., Ltd.
    Register Capital 14,621.86 Mil. Baht
    Paid up Capital 14,621.86 Mil. Baht — 98.55%
  - Advanced Contact Center Co., Ltd.
    Register Capital 272 Mil. Baht
    Paid up Capital 272 Mil. Baht — 99.99%
  - Data Line Thai Co., Ltd.
    Register Capital 15 Mil. Baht
    Paid up Capital 15 Mil. Baht — 65.00%
  - Advanced MPay Co., Ltd.
    Register Capital 300 Mil. Baht
    Paid up Capital 300 Mil. Baht — 69.99%
  - Advanced Magic Card Co., Ltd.
    Register Capital 250 Mil. Baht
    Paid up Capital 250 Mil. Baht — 99.99%
  - AIS Wireless Communication Network Co., Ltd.
    Register Capital 1 Mil. Baht
    Paid up Capital 1 Mil. Baht — 99.93%
  - AIS Wire Network Co., Ltd.
    Register Capital 1 Mil. Baht
    Paid up Capital 1 Mil. Baht — 99.93%
  - AIS International Network Co., Ltd.
    Register Capital 200 Mil. Baht
    Paid up Capital 100 Mil. Baht — 99.99%

- **Shin Satellite Plc.** [2]
  Register Capital 5,660.41 Mil. Baht
  Paid up Capital 5,455.35 Mil. Baht — 41.32%
  - Shin Broadband Internet (Thailand) Co., Ltd.
    Register Capital 947.29 Mil. Baht
    Paid up Capital 947.29 Mil. Baht — 99.99%
    - CS Loxinfo Plc. [2]
      Register Capital 649.02 Mil. Baht
      Paid up Capital 625 Mil. Baht — 40.02%
      - Teleinfo Media Plc.
        Register Capital 173.543 Mil. Baht
        Paid up Capital 173.543 Mil. Baht — 99.99%
      - Loxley Information Services Co., Ltd.
        Register Capital 260.10 Mil. Baht
        Paid up Capital 260.10 Mil. Baht — 96.04%
      - AD Venture Co., Ltd.
        Register Capital 550 Mil. Baht
        Paid up Capital 550 Mil. Baht — 99.99%
        - Shineedotcom Co., Ltd.
          Register Capital 190 Mil. Baht
          Paid up Capital 190 Mil. Baht — 70.00%
  - Shenington Investments Pte Ltd. [1]
    Register Capital 15 Mil. SGD
    Paid up Capital 14.66 Mil. SGD — 100%
    - Cambodia Shinawatra Co., Ltd.
      Register Capital 19.2 Mil. USD
      Paid up Capital 19.2 Mil. USD — 100%
    - Lao Telecommunications Co., Ltd.
      Register Capital 96.84 Mil. USD
      Paid up Capital 96.84 Mil. USD — 49.00%
  - IPSTAR Co., Ltd.
    Register Capital 2 Mil. USD
    Paid up Capital 2 Mil. USD — 98.89%
    - IPSTAR Australia Pty Co., Ltd.
      Register Capital 0.1 Mil. AUD
      Paid up Capital 0.1 Mil. AUD — 100%
    - IPSTAR New Zealand Co., Ltd.
      Register Capital 2.5 Mil. NZD
      Paid up Capital 1.88 Mil. NZD — 100%
    - IPSTAR DO BRASIL [1]
      Register Capital 0.10 Mil. USD — 100%
  - Star Nucleus Co., Ltd.
    Register Capital 0.05 Mil. USD
    Paid up Capital 10 USD — 70.00%
  - Spacecode LLC
    Paid up Capital 4.29 Mil. USD — 70.00%
  - IPSTAR International Pte. Ltd.
    Register Capital 0.02 Mil. SGD — 100%
  - IPSTAR Global Services Ltd.
    Register Capital 0.02 Mil. USD — 100%

ITV Plc. [2]
Register Capital 7,800 Mil. Baht
Paid up Capital 6,033.49 Mil. Baht 52.92%

- Artware Media Co., Ltd.
  Register Capital 20 Mil. Baht
  Paid up Capital 20 Mil. Baht 99.99%
- Media Connex Co., Ltd.
  Register Capital 50 Mil. Baht
  60.00%

SC Matchbox Co., Ltd.
Register Capital 9 Mil. Baht
Paid up Capital 9 Mil. Baht 99.96%

Asia Aviation Co., Ltd.
Register Capital 410 Mil. Baht
Paid up Capital 410 Mil. Baht 49.00%

- Thai AirAsia Co., Ltd.
  Register Capital 400 Mil. Baht
  Paid up Capital 400 Mil. Baht 50.00%

Capital OK Co., Ltd.
Register Capital 4,050 Mil. Baht
Paid up Capital 4,050 Mil. Baht 99.99%

- Payment Solution Co., Ltd.
  Register Capital 550 Mil. Baht
  Paid up Capital 550 Mil. Baht 99.99%
- Professional Collection Co., Ltd.
  Register Capital 20 Mil. Baht
  Paid up Capital 10 Mil. Baht 99.99%

I.T. Applications and Services Co., Ltd.
Register Capital 10 Mil. Baht
Paid up Capital 10 Mil. Baht 99.99%

- Shinawatra Information Technology Co., Ltd.
  Register Capital 100 Mil. Baht
  Paid up Capital 100 Mil. Baht 99.99%

1) Holding Company
2) Listed Company on the Stock Exchange of Thailand
3) On process of set up and register the Company

As of March 2, 2007

STRUCTURES OF GROUP OF ADVANCED INFO SERVICE PLC.



Advanced Info Service Plc.

Service Provider of Digital GSM network in the 900 MHz. frequency

4,997.46 million Baht Registered Capital and 2,954.59 million Baht Paid-up Capital

99.99% Mobile From Advance Co., Ltd.
- Currently not in operation
- 240 million Baht paid-up capital

51.00% Advanced Datanetwork Communications Co., Ltd.
- Service provider of voice/ data communications via telephone and broadband
- 957.52 million Baht paid-up capital

49.00% Data Network Solutions Co., Ltd.
- Service provider of voice/ data communications via telephone line
- 1 million Baht paid-up capital

98.55% Digital Phone Co., Ltd.
- importer and distributor of celluar phones and related accessories, cellular phone rental and service provider of Digital GSM network 1800 MHz. frequency
- 272 million Baht paid-up capital

99.99% Advanced Contact Center Co., Ltd.
- Service provider of call center
- 272 million Baht paid-up capital

65.00% Data Line Thai Co., Ltd.
- Service provider of Internet
- 15 million Baht paid-up capital

69.99% Advanced MPay Co., Ltd.
- Service provider of payment business via mobile phone
- 300 million Baht paid-up capital

99.99% Advanced Magic Card Co., Ltd.
- Distributor of cash card business
- 250 million Baht paid-up capital

99.93% AIS Wireless Communication Network Co., Ltd.
- Currently not in operation
- 1 million Baht paid-up capital

99.93% AIS Wire Network Co., Ltd.
- Currently not in operation
- 1 million Baht paid up capital

99.99% AIS International Network Co., Ltd.*
- Service provider of international gateway
- 200 million Baht registered capital and 100 million Baht paid-up

** Changed its name to AIN GlobalComm Co., Ltd. since March 6, 2007*

Advanced Info Service Public Company Limited or "AIS" is an affiliation of the Shin Corporation Public Company Limited (SHIN), under the business segment of Wireless Communications. The company's major shareholders are SHIN, with 42.78%, and SingTel Strategic Investments PTE Ltd., with 21.40%, the remainder is freefloat. The company's market capitalization of approximately Baht 270 billion (USD 7.5 billion) is among the top five listed companies on the Stock Exchange of Thailand (SET).

AIS was established in 1989 as the first mobile phone service operator, and is today the largest mobile operator serving more than 19 millions mobile subscriber nationwide. AIS has expanded continuously through its subsidiaries into a broader range of wireless communications services including import and distribution of SIM card and handsets, data communication service, broadband TV, mobile payment, call center and international telephony service.

AIS currently invests in 11 subsidiaries, employing approximately 8,000 people (including temporary employees) as at end of December 2006. Details of subsidiaries are as follows:

Company	**Type of business**	**% of holding**
Digital Phone Co., Ltd. (DPC)	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of Digital GSM network 1800 MHz. frequency	98.55%
Advanced Data Network Communications Co., Ltd. (ADC)	Service provider of voice / data communications via telephone and broadband	51.00%
Advanced Contact Center Co., Ltd. (ACC)	Service provider of call center	99.99%
Data Network Solutions Co., Ltd. (DNS)	Service provider of voice / data communications via telephone lines	49.00%
Data Line Thai Co., Ltd. (DLT)	Service provider of Internet	65.00%
Mobile From Advance Co., Ltd. (MFA)	Currently not in operation	99.99%
Advanced MPAY Co., Ltd. (AMP)	Service provider of payment business via mobile phone	69.99%
Advanced Magic Card Co., Ltd. (AMC)	Distributor of cash card business	99.99%
AIS International Network Co., Ltd. (AIN) (Changed its name to AIN GlobalComm Co., Ltd. since March 6, 2007)	Service provider of International gateway	99.99%
AIS Wireless Communication Network Co., Ltd. (AWCN)	Currently not in operation	99.93%
AIS Wire Network Co., Ltd. (AWN)	Currently not in operation	99.93%

Advanced Info Service Public Company Limited (AIS)

In 1990, AIS was the first to commercially operate cellular mobile telephone network in Thailand using the 900 MHz analog NMT technology, which later in 1993 has been upgraded to GSM network. Today, AIS operates the largest nationwide 900 MHz GSM network, currently with GPRS and EDGE capability which increase data transfer rate. AIS operation is under a build-transfer-operate (BTO) 25-year contract granted by TOT Corporation Public Company Limited (TOT), started from 1990 to 2015.

Under the BTO agreements, AIS is required to build and raise capital for investment in cellular network, transfer the network ownership to TOT, and have the right to commercial operation. The Company is responsible for network engineering, network planning, equipment procurement and installation, network maintenance, and service commercialization. In compensation to such economic use, AIS is entitled to share its revenue from service to TOT. Currently, AIS pays revenue share to TOT plus excise tax to a total of 30% of its postpaid revenue (excluded VAT) and 20% of its prepaid service revenue (included VAT).

On 23 January 2007, the Cabinet resolved to cancel the Cabinet resolution dated 28 January 2003 which stipulated excise tax on telecommunication service and allowed private operators to deduct the excise tax from the revenue share paid to TOT. Following the Cabinet resolution, the Finance Ministry had a Ministerial notification #79 dated 26 February 2007 on "reduction of excise tax" which allows reduction of excise tax on telecommunication service from 10% to 0% effective on 27 February 2007. In consequence to such Cabinet resolution and Ministerial notification, AIS is entitled to pay a full revenue share to TOT according to the agreed rate as stipulated in the contract.

Digital Phone Co., Ltd. (DPC)

DPC operates an 1800 MHz GSM network under a 16-year BTO contract with CAT Telecom Public Company Limited (CAT) started from 1997 to 2013. Under the agreement, DPC is currently paying revenue share to CAT and excise tax to a total of 25% of its revenue from mobile phone operation.

DPC also has a network roaming agreement with AIS to enable nationwide service to the GSM 1800 customers as well as to the GSM advance customers to provide better network service quality for both networks. In addition to network operation, DPC is also engaged in SIM and handset distribution for AIS.

Advanced Data Network Communications Co., Ltd. (ADC)

ADC, providing data communication service nationwide, is a joint venture between AIS and TOT having 51% and 45.34% shareholding, respectively. ADC's main business activity is providing online data communication service via telephone landlines, including Wide Area Network (WAN) through Gigabit Ethernet technology, Asynchronous Transfer Mode (ATM), Frame Relay and other legacy protocols.

In addition to data communication service, ADC in 2005 was the first to introduce triple play service under the brand "Buddy Broadband". The services incorporate broadband on-demand TV, high-speed Internet, and telephone service through ADSL technology.

Advanced Contact Center Co., Ltd. (ACC)

ACC operates call center service including answering questions, suggesting and advising for AIS and DPC customers, as well as for other group companies that require support or outsource of their call center functions.

Advanced MPAY Co., Ltd. (AMP)

AMP is a joint venture between AIS with 69.99% and NTT DoCoMo with 30% shareholding. AMP received a license from the Bank of Thailand (BOT) to provide payment services based on the electronic cash card under "mPAY" brand. mPAY enables AIS's customers to conveniently and securely engage in various financial transactions via mobile phones. Services cover many daily-life transactions including online shopping, bill payment, recharge of prepaid phone credit as well as payment for goods and services.

Advanced Magic Card Co., Ltd. (AMC)

AMC received a license from the Bank of Thailand to operate selling and distribution of cash card. The objective of cash card is to create synergy among various services within SHIN group by allowing those services to share the same distribution channel. The cash card can be used to pay all product and services offered by the Group; One-2-Call! refill card, CS Loxinfo Internet, Buddy broadband, and Shinee's online game.

AIS International Network Co., Ltd. (AIN)

AIN is the first private international telephone service provider in Thailand. The company was established in 2005 and has been awarded a Type-3 facility-based license in July 2006 from the National Telecommunications Commission (NTC), to operate an international telephony service. The license has a period of 20 years ending in 2026. Under a license issued by NTC, AIN is entitled to pay a total regulatory fee of 7% of its revenues; 3% of which is an annual license fee and 4% is Universal Service Obligation (USO) fee.

Data Network Solutions Co., Ltd. (DNS)

DNS is 49% owned by AIS and 51% owned by Bangkok Telecom Engineering Co., Ltd. Originally, DNS was established to provide online data communication service, selling and renting equipment to customers in the provincial area as ADC was restricted by the original agreement to provide service only in Bangkok area. In 1997, TOT granted DNS a permission to provide service nationwide. As such, DNS is currently providing services only to the existing subscribers and selling add-on equipment.

Data Line Thai Co., Ltd. (DLT)

DLT is 65% owned by AIS and 32% owned by CAT Telecom Plc. DLT is an Internet service provider received a right to operate from CAT Telecom Public Company Limited (CAT) in 1997 for a period of 10 years ending in 2007. The Company does not intend to extend the license with CAT. Currently, DLT is under the process of closing its operation.

Mobile From Advance Co., Ltd. (MFA)

MFA (formerly Advanced Wireless Marketing Co., Ltd.) originally was the importer and distributor of mobile phones. However, the company ceased its operation since December 2002. Such business is currently being undertaken by ADC.

AIS Wireless Communication Network Co., Ltd. (AWCN)

AIS Wire Network Co., Ltd. (AWN)

AWN and AWN were set up in 2005. The main objective is to apply the licenses of 3G and fixed-line. Currently, both companies have not started their operations.

Revenue Structure

Revenue structure from providing service & sales income in wireless group to the third party within 3 years.

Service/Product	Operation By	% Holding of shares as at 31 Dec. 06	2004		2005		2006	
			Income	% Size	Income	% Size	Income	% Size
Mobile phone services								
Mobile phone services	Advanced Info Services PCL.	-	81,221.17	84.22	78,101.22	84.42	75,223.00	82.27
Mobile phone services	Digital Phone Co., Ltd.	98.55	2,598.77	2.69	1,785.28	1.93	98.36	0.11
Mobile phone sales & rental	Digital Phone Co., Ltd.	98.55	12,124.26	12.57	12,067.88	13.04	15,362.54	16.80
Sub-total			**95,944.20**	**99.48**	**91,954.38**	**99.39**	**90,683.90**	**99.18**
Data network communication and broadband services	Advanced Data Network Communication Co., Ltd.	51.00	455.85	0.48	539.61	0.58	728.81	0.80
	Data Network Solutions Co., Ltd.	49.00	30.95	0.03	16.18	0.02	7.36	0.01
	Data Linethai Co., Ltd.	65.00	0.85	-	1.76	-	1.46	-
Sub-total			**487.65**	**0.51**	**557.55**	**0.60**	**737.63**	**0.81**
Call center Service								
	Advanced Contact Center Co., Ltd.	99.99	5.64	0.01	4.72	0.01	6.63	0.01
Sub-total			**5.64**	**0.01**	**4.72**	**0.01**	**6.63**	**0.01**
Grand Total			**96,437.49**	**100.00**	**92,516.65**	**100.00**	**91,428.16**	**100.00**

Business Direction (3-5 years plan)

AIS commits to be a dynamic telecom operator providing integrated wireless solutions. The company's vision is to provide distinguished mobility services that can be part of today's consumer life according to the concept of being a **"Total Solutions for Better life".** AIS is focusing on consumer experiences in which all products and services have to meet consumer's want and at the same time make their life better. In addition to the Company's commitment to its customers, AIS also commits to return a maximum benefit to every stakeholder which include shareholders, business partners, distributors and Thai society.

Today with a subscriber base of over 19 million in a 60%-penetrated market, AIS is aiming toward becoming an integrated telecom operator in a long term. Apart from a synergy within the SHIN group, AIS also invests in various businesses through its subsidiaries to achieve this goal. Its existing business covers wireless network, wire network, and international telephony gateway. Wireless network includes voice and data communication, mobile payment as well as various value-added services. Wire network covers integrated

service such as on-line data communication, high-speed internet, and broadband TV. The Company has also established the most recent business unit; international telephony service to allow customer to make international call at affordable price.

Looking into 3-5 years time, the Company believes that Thai market has potential growth in terms of expanding number of subscribers as well as higher and more sophisticated demand for communication services. In order to provide a "Total Solutions for Better Life", our business strategies for future growth are evolving around the following four growth drivers.

- **Expanding subscriber base**

AIS believes that in a long term, the mobile penetration in Thailand could reach 80% as currently a large number of subscribers are still mainly in big cities while penetration in upcountry markets such as North and Northeast area remain below 40%. The upcountry provinces are therefore a potential sizable market for mobile penetration which the Company is aiming to expand into with targeted and localized marketing campaigns.

- **Increasing revenue from value-added services**

Besides voice communication, value-added services are also an integral part of mobile communication service. Value-added services today contribute less than one fifth of service revenue but maintain a strong annual growth of 20-30%. By constantly adding and enhancing valued-added services for our subscribers as well as working closely with various content providers, the Company will be exploiting higher spending from existing subscriber base and inducing new user to try new services. Together with EDGE coverage expansion plan, it should enable customer to access to AIS's value-added services faster and with higher quality.

- **3G new technology**

New technology such as 3G will enhance quality and speed for voice and data communication. Despite a small number of active users for data services today, the growth rate is impressive as there are more new development of data services, improving accessibility as well as growing consumer demand. 3G is a technology that will help push through new data services, such as multimedia, email, internet, video/music download, which demand higher capacity and faster speed to deliver to users. The Company believes that in the future such technology could better serve evolving and more sophisticated demand from consumers.

- **Integrated service/service convergence**

As business and individual daily life require more integrated service for easier access and convenience, the idea of convergence plays a significant part in telecom services. AIS is interested in operating the fixed/wire network focusing on data transmission to support the current broadband business. AIS also plans to promote more usage of its business venture-mPAY (mobile payment service), which becomes popular trend in global payment market. In addition, the Company will also be looking into more of service convergence to fulfill its thrive to become an integrated telecom operator.

All of the aforementioned growth drivers are ultimately aiming to create growth in our revenue and profit by ensuring that our products and services serve and meet consumer's needs for various types of communication required in their individual daily life and business.

Products and Services

In 2006, AIS has continued to focus on developing new service dimensions based on network quality in order to bring more service variety to meet customers' requirements and lifestyles, giving them better quality of life. To gain more customer insight, AIS has adopted advanced IT system and applied statistics for analyzing the existing customer database, their behaviors, daily lifestyles and needs so that suitable products and services could be introduced. Service satisfaction surveys have been continuously conducted to further enhance product and service quality. It is also equally important to ensure positive experience at all customer contact points, which in turn will create a feeling of service worthiness and strengthen their confidence in the Company.

Services offered by AIS are:

- Postpaid and prepaid subscription service
- Wireless/non-voice communication service
- Enterprise business service
- Customer relation management

Postpaid and prepaid subscription service

AIS offers a postpaid subscription service under the brand "GSM Advance" and "GSM 1800", and the prepaid service branded "One-2-Call!" and "Sawasdee". In 2006, the Company adopted three key marketing strategies 1) network development 2) service development and 3) strengthening brand value by focusing on Emotional Marketing or in other word creating good customers' feeling towards the brand via media and organized activities in parallel with Customer Centric Marketing. The latter is a marketing strategy that places customers at the focal point in designing and developing campaigns that respond to their needs and can be incorporated in their daily lives. This in turn helps develop brand loyalty, strengthening customers' confidence in the products and services. Products distributed by AIS include SIM Card, prepaid refill card, value-added services for both individual and SMEs customers via 355 Telewiz outlets and over 280 Telewiz Express outlets as well as AIS agents, which include DPC, Samart and M-link. There are also over 500 major dealers and more than 12,000 sub-dealers nationwide including other distribution channels such as Jay Mart, Blisstel, IEC and TG. AIS has also expanded its sales distribution channels for the prepaid card which is now available at various locations such as convenient store, shopping mall, super store, gas station, book shop, post office, bank, ATM kiosk and mPAY service.

GSM Advance

GSM Advance postpaid service requires customers to register upon subscription while fees for airtime, value-added service, and other services will be collected at the end of a specified service period and can be paid via various payment channels.

GSM Advance targets new generation of working people, businessmen, and business owners who are technology-savvy and require fast and reliable mobile communication. In 2006, AIS has developed its GSM Advance marketing concept toward "GSM Advance Let's Go" from the previous "GSM Advance Evolution" which focused on functional usage and technology development. This new inspirational concept was intended to encourage individuals to be expressive in thinking and actions to achieve their goals in life, which help put together a new emotional dimension and closer brand relationship. The concept evolved from taking customer insight to determine customer needs toward goal and achievement in their life.

AIS focuses on introducing innovative tariff plans that meet different customers' needs and behaviors as follows:

- **High usage package**

  Unlimit package offers a special period where customers can make unlimited phone calls without having to worry about the charges per minute

  Love package offers unlimited calls around the clock for self specified phone numbers with an additional cost of only 149 Baht per number. This extra privilege is given to customers to contact special individuals at any time

- **Variable usage package**

  GSM S, M, L, XL packages offer attractive payment plans according to usage and behavior of customers ranging from minimal (S), average (M), high (L) and exceptional high (XL) usage

- **Existing customers who wish to introduce a new member and earn extra benefits**

  Member-get-member program allows existing customer to introduce new members to register up to two new SIM cards. Both will be entitled to 600 minutes free calls between each other with an unlimited calls package

GSM1800

GSM1800 is a monthly postpaid service under GSM 1800 MHz frequency, targeting those who require basic, uncomplicated mobile phone service on a monthly payment basis.

One-2-Call!

The "One-2-Call!" offers a prepaid subscription service. The service can be activated as soon as it is purchased with convenient access to the prepaid cards and other channels to make easy payment.

The brand One-2-Call! targets teenagers and young generation who are expressive, creative and unique in style. The concept of "freedom" was carried out through advertising campaign "Be careful...You will be expired" and received excellent feedback from customers as the concept has created inspiration particularly for the young generation, encouraging them to search for oneself and put their dreams into action. Innovative Marketing strategy has also been put into practice through organized activities or Event Marketing called "Kan Krati" campaign for university students to compete in their creativity and ideas on marketing, advertising and events. The campaign directly reached the target group and helped create good brand experience.

AIS introduced a range of new calling plans for the One-2-Call! to answer to different needs and behaviors of its customers:

1) New customers can enjoy a short period (1-2 months) tariff promotion that gives special tariff rates and free trial of value-added services of value over 500 Baht. This way customer is able to try on high quality network offered by AIS before deciding on a program that best suit their needs.

2) Existing customers

- **High usage package**

  The unlimited **"Kui Mai Un"** plan offers specific period where they can make unlimited calls without having to worry about the charge per minute

  "Tid Nueb" program offers unlimited calls 24 hours a day for self determined number at 99 Baht per number where customers are able to contact special individuals at any time

- **Long call package**

  "Sure Sure" program has proved to be the most popular program as it offers the lowest rate per minute of only 25 Satang for 24 hours

- **Privilege and reward program**

  Up2U program allows customers to accumulate points in exchange for rewards of their choice (every 1 Baht spent, they will earn 1 point and for 10 points customers can exchange for calling charges, validity or SMS)

  Freedom Reward gives added benefit to One-2-Call! and Sawasdee customers with special 30 per cent discount on the next call for every 20 Baht spent

  U got friends program has been designed as a gift for close friends. One-2-Call! customer will receive special privilege of 600 Baht call values when introducing a new member. The new member will also be entitled to a special charge when making calls to the existing customer who made the introduction as well as a 10 per cent discount when buying the prepaid card. Similar benefits also apply to the customer.

3) Niche Market

   U SIM aims to serve students who have limited budget but high usage pattern for both voice and data services. This program offers 1 Baht per minute with free value-added services of value over 3,600 Baht.

   SIM Understand allows those with hearing disabilities to communicate through SMS and MMS at special rate of 50 satang per SMS and MMS and 50 satang per minute for GPRS.

   Besides special calling charges, AIS also introduced other innovative programs for customers

   "Term Hai Na" (Refill for you) program allows both postpaid and prepaid subscribers to credit other mobile numbers which may belong to their loved ones who are unable to pay at the time such as parents pay for their children.

Sawasdee

A prepaid subscription service that targets first time user, working community and senior citizens who have low usage, or those who have limited budget. The program aims to promote the unique Thai identity via the name "Sawasdee" with marketing activities and roadshows directly to provincial and village level. The selling point of Sawasdee program is to offer a long validity SIM card. In 2006, AIS has extended Sawasdee validity period to one year for any credit value. A localized marketing strategy has also been implemented to arrange effective program for customers in each region starting from the northeastern part of the country.

AIS is fully aware of different customers' demands and behaviors though they appeared to have low usage. Therefore, AIS has designed several packages to meet different consumers' needs as follows:

Sawasdee Dee Dee SIM card where credit is not required and customers need not to worry about the period of usage. Besides, customers are able to take calls free of charge from over 19 million numbers registered in AIS network. Outgoing calls can also be made to any number in the AIS's network using collect call service called "Ork Hai Na" without any extra cost.

Sawasdee Tua Thai is an enhanced Sawasdee program with a one-year validity for any value of credit amount, enabling customers who use mobile phones mainly for incoming calls to use good quality network at suitable price.

Sawasdee Chao Issan is a special Sawasdee program targeted to customers living in 19 provinces in the northeast. The tariff is only 1 baht per minute when calls are originated from the northeast to any area nationwide and to every network for 24 hours.

Wireless/Non-voice communication service

In 2006, AIS remained its position as the leader in the valued added service (VAS) market, judging from a constant rise in revenues of both existing and new services. The main revenue drivers are SMS, calling melody, data communication and GPRS. AIS has also co-developed new services with music companies and mobile phone manufacturers to launch "Mobile Music" offering a full song download compatible with new mobile models in which the service became highly successful in Thai market. In the future, AIS will continue to provide more music-related services to capture rising demand in this area.

Moreover, the Data & GPRS service was made more accessible to AIS customers through introduction of mobileLIFE Plaza (AIS Wap Portal) that has been arranged and simplified with Content Centric.

Internet service has been incorporated into Web community service, becoming part of mobile phone operation to provide convenience at any place and time.

AIS also placed strong emphasis on providing Enterprise Solution service for corporate customer especially AIS PushM@il (Push e-mail), which allows customers to connect to their corporate whether they are in the country or overseas. During the past year, AIS developed a range of services on server platforms of both BlackBerry and Microsoft Mobile v5, together with an introduce of new mobile phone models to accommodate the push e-mail service such as BlackBerry 7290, 7100g, 8700g, Nokia E series, O2 XDA Atom, HP hw6915 and Dopod. Corporate customers are able to choose the model that best suits their operational preference.

In addition, AIS has developed various valued added services segmented to specific group of customers at different price level to answer to their different requirements. By jointly cooperate with various business partners, AIS created innovative services such as stock watch on mobile, news and entertainment on mobile, as well as services for those with hearing disabilities. In 2007, AIS still focuses on the growth of valued added service by continue expanding existing services and introducing new services to meet various customers' needs in each segment.

Enterprise Business Service

AIS Smart Solution, an enterprise business service provider, plays an important role in strengthening the Company's competitive advantage in both corporate and SME markets. In 2006, AIS Smart Solution adopted strategies to maintain and expand customer base via product development to further improve its effectiveness while differentiate AIS from other competitors, as well as to response to customers' needs beyond their expectation. AIS Smart Solution also arranged several marketing activities with customers to strengthen relationship and this could give benefit to the Company in the long term rather than competing purely on price.

In 2006, AIS divided an Enterprise Business Service into different segments, so that the company can offer voice and data services to suit each type of business operation.

AIS Smart Solution expands the Enterprise Business Service customer base to upcountry segment in each region. AIS has been working closely with business partners to develop Smart Solution for medium-size customers (size M) in order to ensure maximum benefits for those customers and that the services work in line with the size and type of their business.

The development of Solution for corporate customers will base on enhanced efficiency of existing solution to best meet customers' needs such as Mobile EDC, Corporate connect & Mobile VPN and Cheque Clearance.

- **Mobile EDC** is a wireless credit card machine most suitable for shops that frequently move from place to place or those located in a remote region where phone network connection is not available or there are insufficient phone lines. The installation of Electronic Data Capture tool together with SIM Card registered in AIS system will enable users to operate via GPRS system to connect to bank system of shop's account. This helps enhance convenience and smooth business operations for any transaction such as payment made at trade fair, trade centers and other places. This particular equipment is also suitable for delivery business where customers are able to pay at the delivery point.
- **Cheque Clearance** service enables corporate customers to keep track of the cheque account status via SMS system to help minimize risk of cheque received as the service offers high accuracy and fast response.
- **Education SMS U SIM** has been designed to give greater convenience for students at various educational institutes to obtain a range of information including enrolment, schedule, venue and results of examination as well as news about the institutes.
- **Employment package :** mobile phone communication has become increasingly an important role in the people's lives, which prompted AIS to introduce Corporate Bonus Package project to respond to the needs. The package offers additional benefits to employees working in the business enterprise service units, enabling them to purchase a range of products and services at special price such as mobile phone, free of charge phone maintenance, SIM card for both prepaid and postpaid systems as well as a range of exciting promotions

Building good customer relation with corporate and business enterprise service customers

- **Customer service**

The National Telecommunication Committee passed regulations that all mobile phone owners must change their mobile numbers from 9 to 10 digits, effective from 1st December 2006. To best assist AIS and other customers, the Company's 10-digit teams were assigned to various business establishments to provide service to employees in changing their mobile numbers

- **Activities for corporate customers**

AIS Smart Solution has continued to provide a friendly service to all customers in every industrial sector, establishing a family-like relationship among them. A range of activities have been organized throughout 2006 to strengthen customer relations including movie premier, bowling match and golf match between corporate customers and AIS Smart Solution. AIS and the Thai Chamber of Commerce University

also joined together to organize a seminar for SME operators so that they could become well-prepared in their operations while ensuring a steady business growth. AIS Smart Solution has made it a policy to support SMEs operations by incorporating wireless technology into marketing, production and logistics to further enhance their competitive ability.

- **Activities between organizations** were arranged in order to maximize a joint benefit as business partners while strengthening a closer relationship between staff members and consumers. These activities included voice technique for better personality with RS Public Company Limited, Executive Wine Tasting 2006, Drive Safely with AIS and Michellin tyre and L'oreal Make up your life.

Customer Relation Management

One of the Company's greatest achievements has been the ability to maintain and earn the trust from over19 million customers for a long time, and therefore it is extremely essential to gain in-depth understanding of their needs. AIS has therefore invested in a Data Mining system and arranged a team to gather opinions and comments from customers or Voice of Customers, the results of which will be incorporated in the design of future products and services. This in turn helps strengthen AIS ability to differentiate itself from other service providers by offering products and services that meet the needs of different target groups.

AIS Plus program has been developed to give privileges and discounts from more than 12,000 shops nationwide. A range of campaigns and activities were organized through joint cooperation with business partners to respond to the daily lifestyle of those customers living in Bangkok as well as provincial areas such as AIS GSM Let's go shopping @ Central and shop & call free at Big C. Besides an implementation of CRM system to enhance service value for customers, AIS has made a step forward in adopting the Customer Experience Management or CEM system to create a long lasting relationship with AIS customers. By simply maintaining customers' satisfaction to gain competitive advantage in the current business environment is not enough. Therefore, effective customer relationship and brand management has become a challenging task for AIS to accomplish.

AIS strives to deliver services that understand the needs of customers under the Brand Promise of "Your better life is Always Our Inspiration". This concept has encouraged AIS to combine creativity with "LIFE" philosophy in every part of the organization starting from concept design of products and service through to the design of each procedure and process in order to create good experience at each service value chain. The meaning of "LIFE" philosophy reflects liveliness, inviting, fairness, explorative and empowering. All of these are expressed through:

1) Service provided at AIS agents or human touch points namely call center, AIS office, sales officers and AIS employees

2) Other service channels or non-human touch points such as SMS messages, IVR automatic respond system, advertisement, sales promotions programs, prepaid cards etc. Customers will receive a standard of service quality at each contact point with opportunity to try out these services before making their decision. In 2006, AIS released an advertisement which tapped the emotional aspect of LIFE philosophy with the aim of telling customers that "the feeling of those we care is always important". The Company believes that this service concept will help maintain customers' trust and confidence, and at the same time influence their decision to change from being just a customer to be part of AIS family.

Mobile Industry and Competition

The overall market growth of mobile phone users for 2006 was recorded at 32 per cent, accounted for an increase of 10 million users compared to the previous year. At the end of 2006, the total number of mobile phone users reached 40 million or equivalent to the penetration rate of 62 per cent.

Mobile subscriber market share in 2005



Others
0.7 million users,
2%
AIS
16.4 million
users, 54%
True Move
4.5 million users,
15%
DTAC
8.7 million users,
29%

48% mobile market penetration

Mobile subscriber market share in 2006



Others
0.7 million users,
1.5%
AIS
19.5 million
users, 49%
True Move
7.6 million users,
19%
DTAC
12.2 million users,
30.5%

62% mobile market penetration

During the first half of 2006, competition in the mobile phone market focused mainly on pricing strategy. Various aggressive promotions were launched by mobile operators such as buffet-style tariff plan which offered unlimited call for a specified period or to a specific phone number, or a per-call tariff plan which had a fixed charge per one call. As a result, subscribers' usage pattern had changed significantly as they consumed more minute usage. This lead to the problem in network congestion during the second quarter of the year, especially for the calls made during peak hours across networks from one mobile operator to the others. As AIS gives priority to its network quality, the Company urgently placed additional investment on network capacity expansion and quality which continuously eased the network problems during the third quarter.

During the first half of 2006, the intense competition in the market resulted in a large increase of subscribers; however, most of them were experience users, which can be described into two main groups. The price-sensitive ones tend to cancel their existing phone numbers (SIM) and change to the new one which offers more attractive promotions, while those who experienced difficulty for call across network and those who have medium to high usage and wish to reduce their expenses would opt to carry more than one phone number (or multiple SIM user). The organic expansion into the new users who have never used any type of mobile phone services was in a comparatively small proportion particularly in the Bangkok area which has very high penetration already. AIS was aware that pricing competition and network problems has marred the brand image, and took immediate action to further strengthen its brand value of quality network for GSM Advance, One-2-Call! and Sawasdee via public relations activities and advertising media. The Company also adopted the presenter concept to reflect and promote AIS brand in order to create confidence among consumers in AIS network quality, services and promotions.

The impact from price competition on service quality and revenue has caused operators to slow down aggressive promotions. Instead their focus shifted to building brand value and improving service quality, while changing their strategy from mass to segmentation such as offering special charges for calls made within the same network or within a group of people. Similar strategy has been applied for regional market expansion, especially in the northeast (or Issan) of Thailand. AIS launched its special calling charges promotion for the Issan area under the campaign "Sawasdee Chao Issan" to support expansion in the upcountry area. AIS also organized caravan trips and other marketing activities at provincial (Ampur) and village (Moo Baan) level, so that consumers gain direct access to AIS products and services. This enabled AIS to enhance its relation with customers, while being able to give information on network and service development to help strengthen customer confidence on the Company.

Not only that AIS continues to work toward maximizing customers' satisfaction, one of the Company's main policy is to ensure that social contribution activities and programs are exercised on a regular basis. Realizing that family is an essential part of strong community and helps create competent individuals, the "Saan Rak" project in support of family establishment was initiated in 1999. AIS has since expanded social projects to cover other areas such as educational scholarships "Kon Geng Hua Jai Krang", water reservoir project for the draught areas, donation of blankets in severe winter areas, and surgical operation project for the epilepsy, etc.

Mobile market trend in 2007

The trend for mobile market in 2007 can be described into two distinct areas: saturated market and unsaturated market.

The saturated market has high penetration rate, most of which are the urban area especially Bangkok. Subscribers in the saturated market area appear to be price sensitive with low brand loyalty, hence a price competition to capture customer base is intense and the change of service providers is relatively high. A number of subscribers are either having replacement SIM or multiple SIM. The replacement SIM group is highly price sensitive and therefore prefers to opt for a new number with more attractive promotions due to limited budget or in possession of only one mobile phone. Another growing group is those who carry multiple SIM to avoid problem of cross-network calls particularly during peak hours as calls made within the same network usually have higher success rate. Free SIM card or SIM card bundle with promotions seem to capture the interest of this customer group. However, with the interconnection regulation announced, tariff and pricing structure is likely to be altered as mobile operators would be encouraged to introduce promotions to accommodate the interconnection charge and calls within the same network.

The unsaturated market has higher growth potential as most of which are the suburban and rural area in upcountry where market competition is relatively low. Extensive network coverage is the key factor which influences purchasing decision of customers in these areas. To capture demand in the unsaturated market, mobile operators need to injected more investment in network expansion and design an appropriate price plans focused on reducing the monthly recurring cost for consumers. This has been the Company's focus in 2007 to expand further into this unsaturated market by improving its strong footprint of network coverage. AIS also focuses even more on providing excellent customer service, offering a reasonable-price packages, strengthening brand value and improving more and accessible sales distribution channels. Localized marketing strategy is also significant for the upcountry market in response to different customers' behavior in each region, highlighted by a variety of marketing promotions at provincial and village level. With the introduction of the interconnection, investment in the unsaturated market is considered more favorable as customers usage pattern, despite making relatively less outgoing calls, usually has high proportion of receiving calls.



TOTAL SOLUTIONS FOR BETTER LIFE



SARN-RAK KONKENG HUA JAI KRANG
FAMILY WALK RALLY
TANK NAM JAI (WATER TANKS PROJECT)
FLOOD DONATION

Social contribution has always been one of AIS top priorities, being exercised in parallel with network development. AIS fully realizes that good quality life of the Thai people is not just communications, but in all aspects of living. Therefore, it has been the Company's intention to create happiness among the people as it is a fundamental basis of good life, which in turn will help establish social stability.

04

HAPPINESS AND LIFE BETTERMENT



Unity creates a strong society


AIS



Sarnrak activities - AIS Family Seminar




Living Room

Sarnrak teenage activities



Always Smile

Since the founding of Advanced Info Service Public Company Limited (AIS), the Company has always followed and placed great importance on good governance principles. AIS' operations are transparent and impartial, can be audited at any time, and progress in line with social contribution activities. It has always been the Company's priority, as a Thai-owned organisation, to help enhance the social well being of Thai people in the area of communications as well as in every aspect of life. A smile of happiness is the basis of a good life, which in turn helps ensure social stability. Social contributions have thus become a major policy of the Company developed in line with business operations. Numerous activities have been introduced by AIS both internally and externally.

External Activities

1. Sarnrak Family Support Projects

Various Sarnrak Family Support Projects have been initiated to support and promote closer family relations based on the belief that a strong family will lead to a strong society, and a strong family will lead to a strong nation. Sarnrak Family Support Projects aim to create greater awareness of the importance of the family. Campaigns in support of these projects have been designed in four major stages.

1.1 Awareness Creation

Creating awareness amongst Thai people by translating ideas and concepts to help strengthen family relations through a series of advertisements.

"Hug 2006" was presented under the concept "hugging each other everyday creates a strong family". It is believed that a loving expression like a hug can communicate good feelings between family members and bring them closer together.

"Light 2006" was presented under the concept "family love is powerful" and brings the message to the public that powerful family love will enable them to overcome any obstacle and problem in life.

"Always Smile 2006" was presented under the concept "family support is powerful" and aims to create support within the family and encourage people to live a better life.

สานรัก
คนเก่งหัวใจแกร่ง


ขอมอบทุน
ช่วยเหลือครอบครัว
ขอมอบทุนการศึกษา
จนจบปริญญาตรี





(left) Sarnrak's "Kon Keng Hua Jai Krang"
(center, right) Smiles on Children's Day for disabled children

1.2 Expanding Knowledge and Information about the Family

1.2.1 Newsletters

1.2.2 Sarnrak activities - AIS Family Seminar

1.2.3 Sarnrak teenage activities to give information on correct and appropriate ways to express feelings amongst teenagers

1.3 Creating Exemplary Individuals in Thai Society

1.3.1 Sarnrak's "Kon Keng Hua Jai Krang" (Strong Heart, Great Man), a television documentary profiling the lives of exemplary children who are dedicated to fighting for and working to support their families whilst at the same time making the effort to excel in their education. AIS has presented over 300 scholarships to children throughout Thailand to further their education until bachelor degree level.

1.4 Activities to Promote Closer Family Relations

1.4.1 Smiles on Children's Day for disabled children

1.4.2 AIS Family Rally for "Sai Jai Thai" with a trophy presented by Her Royal Highness Princess Maha Chakri Sirindhorn

1.4.3 AIS Family Walk Rally for the "Anandha Mahidol Foundation" with a trophy presented by Her Royal Highness Princess Maha Chakri Sirindhorn







(up) AIS Family Rally for "Sai Jai Thai"
(down) AIS Family Walk Rally






AIS FAMILY WALK RALLY No.7
สานรักครอบครัว



The AIS Water Shortage Relief Project



AIS Sarnrak Children Development Centres



AIS Sports Field

2. Public Service Activities

AIS has always been part of the development of Thai society by promoting a better quality of life through a range of organised public service activities.

2.1 The AIS Water Shortage Relief Project to help alleviate problems affecting people in drought stricken areas follows the principles of His Majesty the King's Royal Initiatives and celebrates the 60th Anniversary of His Majesty the King's Accession to the Throne. Over 1,200 water tanks with a volume of 2,200 litres were presented to village communities in remote areas of the country that experienced problems as a result of water shortages. This will enable communities to reserve water in a central tank for common use within the area. The project has assisted more than 109,000 families around Thailand.

2.2 AIS Sarnrak Children Development Centres

2.3 AIS Sports Field

2.4 Traffic Police Equipment

2.5 Digital Detective Free Emergency Police Report via MMS on Mobile

2.6 Summer Term Student Training Projects

2.7 Company Visits offered the opportunity for both private and public organisations as well as educational institutions to visit AIS offices and exchange ideas and experiences to help expand knowledge

3. AIS Charity Projects

Charity projects have been initiated to help raise funds for various foundations and charity organisations working to assist underprivileged people in Thailand.

3.1 "AIS Fund for the Elderly" under the care of the Rachaprachanukroh Foundation

3.2 An AIS charity concert to raise funds for His Majesty the King's charitable purposes

4. Disaster Relief Activities

AIS has always been concerned for the living conditions and the quality of life of Thai people. A range of activities has thus been organised to assist those affected by natural disasters.

4.1 Help for people affected by severe winter weather

4.2 Aid for flood victims



"AIS Fund for the Elderly"

4.3 AIS collected 12 million baht in donations to help tsunami victims in six southern provinces in Thailand while the Company's employees worked as volunteers to assist those affected by the disaster

Internal Activities

1. A staff development program to help create valuable human resources for the Company and society.

AIS places great importance on its employees as they are the most valuable resource for the organisation. Accordingly, training programs have been constantly arranged in order to enhance staff knowledge and skills in various professions. Employees also receive training in areas of management, attitude and thinking as well as access to continual self-learning. A budget for staff development programs has also been allocated to encourage the Company's personnel to learn from other external sources.

2. A People Excellence Day Seminar was organised to broaden staff knowledge through organised seminars with different guest speakers in order to exchange ideas and review topics which are not available in any text book.

3. Educational Scholarships to Employees' Children to ensure a good level of education so that they can grow up to become competent and confident adults helping to develop Thai society.

With commitment to creating a strong society and a better quality of life for Thai people, every possible effort has been made to ensure that all kinds of social contribution activities are organised on a continual basis. AIS is more ready than ever before to ensure quality in its network and services and bring stable growth to Thai society.





Help for people affected by severe winter weather





Aid for flood victims



A staff development program

2006

- Forbes Magazine (Forbes Global 2000 and 2005) ranked AIS 1,338th amongst the world's 2,000 telecoms companies.
- The Stock Exchange of Thailand and Finance & Banking Magazine awarded AIS its "Best Performance Award" in the Technology Sector and "Distinction in Maintaining Excellence Corporate Governance Report" at the SET Awards.
- The Office of the Consumer Protection Board presented its "Citation Advertising Award" for the "Life Signal" and "Glow in the Dark" movie advertisement.
- The Catholic Mass Media of Thailand presented its "Outstanding Media Award" for the "Always Smile" movie advertisement.

2005

- The Stock Exchange of Thailand and Financial & Banking magazine presented three awards to AIS at the SET Awards for "Best Performance" under the technology category, "Best Investor Relations", and "Best Corporate Governance Report".
- The Business Association Club of Thailand and Sasin of Chulalongkorn University acknowledged AIS for its effort in giving special importance to "Innovation & Creativity" as well as "Marketing Excellence" at the Thailand Corporate Excellence Awards.
- Standard and Poor's (S&P) gave AIS an AA- rating, moving up from the previous year's BBB+ rating, which reflects the Company's strength in being the largest mobile phone service provider in Thailand.
- The Catholic Mass Media of Thailand awarded its "Outstanding Media Award" for the "Sang Sawang" movie advertisement.

2004

- Business Week magazine ranked AIS 840th amongst the world's 1,000 largest companies (according to largest registered capital and most valuable company).
- Fitch Rating (Thailand) Company Limited assigned an AA long-term credit rating to AIS, reflecting the Company's stability, and an F1+ short-term credit rating, reflecting the Company's financial strength and market leadership.
- TRIS assigned a Corporate Reliability & Debt Equity rating of AA to AIS, reflecting the Company's operational strength, continual excellence in business performance, and ability to generate high cash flow.
- Institutional Investor Group Publication presented its "Best CEO Award" and "Best Investors Relations Award" to AIS following an opinion survey conducted by international institutional investors.
- Standard and Poor's (S&P) gave AIS a BBB+ rating, moving up from the previous year's rating of BBB, for stable corporate reliability given to privately owned companies, reflecting Thailand's economic stability and the Company's strength as being the largest mobile phone service provider in Thailand.
- Asiamoney magazine voted AIS "Best CEO in Thailand" and was ranked "Third Overall Best Managed Company in Thailand" with market capitalisation of over US$ 700 million.

- Euromoney magazine voted AIS "Best Managed Company in Thailand" and "Best Managed Cellular Telecommunications Company in Asia". The survey was conducted of companies both in Thailand and throughout Asia and reflects AIS' management effectiveness and credibility.
- Deloitte Asia Pacific Technology Fast 500 ranked AIS in the Top 500 Technology Companies in the Asia Pacific region.
- The Office of Women's Affairs & Family Development gave AIS its "Outstanding Business Group Award" for the "Sarnrak" project for promoting the institution of the family under the category "Project or Activity to Promote the Family".
- The Catholic Mass Media of Thailand awarded AIS its "Third Outstanding Advertising Award" for the "Father & Son" movie advertisement.

2003

- The Stock Exchange of Thailand and Finance & Banking Magazine voted AIS as "Best Listed Company for Financial Status & Performance" in the technology sector at the SET Awards.
- The Securities & Exchange Commission presented AIS its "Disclosure Award" and "Popular Award" for a public company presenting clear and unambiguous data.
- Institutional Investor magazine voted AIS as "Most Improved Company in International Roaming" from the view of analysts and investors.
- Asset magazine voted AIS as "Third Best for Corporate Governance" for its outstanding governance and management principles.
- Far Eastern Economic Review voted AIS as "Second Best Leading Company" in Thailand.
- TRIS assigned a Corporate Reliability & Debt Equity rating of AA to AIS, moving up from the previous year's rating of AA-.
- The Business Association Club of Thailand and Sasin of Chulalongkorn University acknowledged AIS for its effort in giving special importance to "Innovation & Creativity" as well as "Marketing Excellence" at the Thailand Corporate Excellence Awards.
- The Council on Social Welfare of Thailand awarded AIS the "Family Institution Promoter Award" under the Royal Patronage of His Majesty the King for continuously organising family support campaigns

2002

- FinanceAsia magazine voted AIS as "Asia's Best Company" and the best in Thailand in six other categories: "Best Managed Company", "Most Committed to Corporate Governance", "Strongest Commitment to Enhancing Shareholder Value", "Best Investor Relations", "Best Financial Management", and "Best CFO".
- The Securities & Exchange Commission awarded its "Disclosure Award" to AIS for having the best disclosure of information of listed companies.
- Asiamoney voted AIS as "Best in Financial Management" and "Best Access to Senior Management" in Thailand.
- Far Eastern Economic Review voted AIS as "Thailand's Leading Company" and awarded AIS first place in the category "Companies that Others Try to Emulate".

- The Asset chose AIS as "Best in Corporate Governance in Thailand".
- The Club of Business Management of Thailand granted its "Thailand Corporate Excellence Award" to AIS for being in the Top 5 for "Financial Management Excellence", "Commitment to Innovation", "Marketing Excellence", and "Commitment to Product Quality & Service Quality".
- The Catholic Mass Media of Thailand awarded its "Outstanding Mass Media Award" for the outstanding "Kon Keng Hua Jai Krang" family television documentary.

2001

- FinanceAsia magazine ranked AIS in "Asia's Best Companies" as:
  - "Best Managed Company"
  - "Most Commitment to Shareholder Value"
  - "Runner Up in Best E-Commerce Strategy"
  - "Second Runner Up in Best Investor Relations"
- Investor Relations magazine presented its "ASIA Award" to Leading Companies throughout Asia. In Thailand, AIS was selected "Best IR for a Thai Company".
- Asiamoney magazine ranked AIS "Best Managed Company in Thailand. " Moreover, AIS was ranked first in seven other categories including "Overall Best Investor Relations", "Investor Relations", "Corporate Governance", "Corporate Strategy", "Management of Finances", and "Treatment of Minority Shareholders".
- Far Eastern Economic Review granted AIS its "Asia's Leading Companies Award" for being in the Top 10 Most Trustworthy Companies in Thailand.
- The Club of Business Management of Thailand granted its "Thailand Corporate Excellence Award" to AIS for being in the Top 5 of "Greatest Commitment to Innovation", "Marketing Excellence", "Commitment to Product Quality & Service Quality", and "Visionary Leadership".
- The National Youth Bureau granted AIS its "Outstanding Mass Media Youth Award" in the 15-25 year old category for the television documentary "Kon Keng Hua Jai Krang" of AIS' Love Weaving project encouraging courtesy and love amongst children and youths.

2000

- Asiamoney magazine ranked AIS as "Best Managed Company in Thailand".
- Far Eastern Economic Review granted AIS its "Asia's Leading Companies Award" as one of the Top 10 Best Managed Companies in Thailand.
- The Club of Business Management of Thailand gave One-2-Call its "Best Marketing Plan Gold Award" for service quality.
- The Catholic Mass Media of Thailand presented its "Outstanding Mass Media Award" for the movie advertisements "Everyday", "Mother's Day" and "Home Alone" which encourage family commitment and promote closer family relations

1999

- Asiamoney magazine revealed that AIS was the only company in Thailand to be ranked amongst Asia's 100 Best Managed Companies and were awarded:
  - "Best Strategy in Organization Administration"
  - "Runner Up in Best Strategy in Management"
  - "Second Runner Up in Best Investor Relations"

  In the Asia Pacific region, AIS was ranked 24th for "Best Strategy in Organization Administration", the same rank given to Singapore's SingTel, Japan's Sony, and Thailand's Thai Union Frozen Products.
- Far Eastern Economic Review ranked AIS as one of the Top 10 Best Managed Companies in Thailand in "Review 200: Asia's Leading Companies Winners Program" and "Flying High" amidst Asia's economic crisis.
- The Club of Business Management of Thailand gave Digital GSM 2 Watts its "Best Marketing Plan Gold Award" for service.
- The Catholic Mass Media of Thailand granted its "Outstanding Media Award" for the "Friday Night" movie advertisement.

Changes & Developments in 2006

January 2006

- AIS MobileLIFE adopted the Industry Convergence concept and introduced 2D Barcode technology for mobile phones through a Barcode Access service allowing customers to receive news and information at greater speeds.
- AIS Sawasdee introduced its "Di Di" service enabling customers to receive calls from the AIS network without having to pay a monthly fee or any "extras".
- On 23rd January 2006, major shareholding group of Shin Corporation Public Company Limited ("SHIN") sold shares to Cedar Holding Company Limited ("Cedar") and Aspen Holding Company Limited ("Aspen"). Cedar and Aspen were obliged to make a tender offer for all securities of the Company (Voluntary Tender Offer) at 72.31 Baht per share. The resolution of SHIN' s Board of Directors' meeting No.1/2006 held on 23rd January 2006, stated that SHIN would not sell the proportion of SHIN ordinary shares as the business generate major revenue for the Company and SHIN has continued to maintain effective operating results.

February 2006

- AIS joined forces with Nokia and Awaya in telecommunications network design and management using Enterprise Fixed Mobile Convergence to enhance operational effectiveness for corporate customers.
- AIS established the Telewiz Academy, an institution to help train and develop Telewiz employees to become professional customer service agents.

March 2006

- AIS together with Ericsson, Huawei, NEC, Nokia, and Siemens announced their plan for network development with a special emphasis on network quality to further strengthen operational capacity and network expansion, and to maximise efficiency of GPRS operations.

April 2006

- AIS and Nokia introduced Music Portal, a mobile music shop for users of Nokia 3250 handsets, and Music Phone, an alternative for artists and music lovers.

May 2006

- AIS introduced multimedia video ringtones enabling customers to receive both images and sound with incoming calls.

June 2006

- AIS Smart Solutions and Nokia launched wireless e-mail on Nokia E61 handsets especially for large organisations and businessmen, enabling connection to other wireless e-mail solutions such as BlackBerry and Microsoft ActiveSync for Exchange, and thus allowing users to carry on with business activities seamlessly.

July 2006

- AIS initiated the "With you at every step of the way for a better life" concept with the latest technology and innovative ideas at Bangkok International ICT Expo 2006. A special set of gold One-2-Call prepaid cards in 36 designs were also introduced to commemorate the 60th Anniversary of His Majesty the King's Accession to the Throne.
- AIS started a one-stop payment service bringing greater convenience to customers by allowing payment for over 20 services at a single "Pay Station" located at over 700 AIS offices and Telewiz shops nationwide.

August 2006

- AIS GSM organised four exciting promotional programs: S, M, L, and XL offering greater choice in response to customer behaviour in different target groups.

- AIS Sawasdee's "Oon Oon" program was introduced allowing customers to make calls to other customers using the same network for just two baht per minute 24-hours-a-day. Prepaid cards are valid for one year regardless of its value.
- AIS One-2-Call and OK Cash launched the "One-2-Call Visa Card", the only credit card which is both a prepaid card and a credit card.
- AIS Mobile Life offered customers a unique calling experience with "Background Melody *955", a service that provides musical effects and backgrounds during conversation.
- Advanced Info Service Public Company Limited's Board of Directors meeting No 7/2006, held on 15 August 2006, approved additional investment in its subsidiary, AIS International Network Company Limited, of which AIS currently holds 99.93 percent of shares. AIN's registered capital will be increased from Baht 1 million to Baht 200 million, and its paid-up capital will be increased from Baht 1 million to Baht 100 million. A request was made for part payment of Baht 99 million for which AIS would hold 99.99 percent of shares.

September 2006

- AIS responded to the policy of the National Telecommunications Committee by changing all mobile phone numbers from 9 to 10 digits.
- Following the "Greatness of Small Power" concept, AIS One-2-Call launched a project entitled "In Search of Cream of the Crop" amongst university graduates in order to generate new ideas and creativity. The project offers 12 educational sponsorships of Baht 100,000 and the opportunity to work with senior executives of three large organisations, namely AIS One-2-Call, SC Matchbox and Index Event Agency.
- Advanced Info Service Public Company Limited's Extraordinary Shareholders' Meeting No 1/2549, held on 8 August 2006, approved the acquisition of loans for network expansion and for payment of due debentures to be used as circulated capital. The loan amount and proposed debentures should not exceed Baht 2,500 million or equivalent in other currencies. On 7 September 2006, the Company issued three tranches of unsubordinated and unsecured debentures with a debenture holders' representative in the total amount of Baht 11,427.10 million, at a par value of Baht 1,000 per unit

October 2006

- AIS introduced "Pinky" Sawika Chaidej as the first presenter of "Sawasdee" and launched a campaign to encourage Thais to greet each other with the word "Sawasdee" under the slogan "Everyone says Sawasdee in Thailand".
- AIS GSM implemented the Consumer Mind Marketing strategy to create a new brand under the name "Let's Go GSM Advance".

November 2006

- AIS joined forces with hospitals throughout Thailand to provide discounts on health check programs with the AIS Plus Card.
- AIS launched www.connect.ais.co.th an online community for AIS customers and a centre to exchange information related to mobile phones. The site also offers information, techniques and suggestions to further improve AIS services.
- AIS signed an Interconnection Charge agreement with Total Access Communications Public Company Limited (DTAC).

December 2006

- AIS together with five news offices introduced "News on Demand", a service for Nokia E61 handsets allowing mobile users to read news in summary on mobile similar to that of news bulletins available on websites.
- AIS and Tesco Lotus introduced an e-prepaid service under the name "Tesco Lotus E-Top Up" where customers can conveniently top up their prepaid card at Tesco Lotus counters.

Management Structure of Advanced Info Service Public Company Limited

Board of Directors

Nomination Committee

Remuneration Committee

Executive Committee

Audit Committee

Chairman of the Executive Committee
Mr. Somprasong Boonyachai

Chief Audit Executive
Mrs. Suwimon Kulalert

Chief Marketing Officer
Mr. Sanchai Thiewprasertkul*

Chief Technology Officer
Mr. Vikrom Sriprataks

Chief Customer Champion & Terminal Business Officer
Mrs. Suwimol Kaewkoon****

President
Mr. Wichian Mektrakarn**

Deputy President
Mr. Hui weng Cheong***

Chief Financial Officer
Mr. Pong-amorn Nimpoonsawat

☐ *The top four (4) management positions, according to the definition of the SEC.*

* *Duly appointed effective December 1, 2006*

** *Duly appointed effective August 16, 2006*

*** *Duly appointed effective November 20, 2006*

**** *Resigned effective March 1, 2007*

Management Structure

The Company's management structure comprises the Board of Directors and the Executive Committee including three sub-committees: the Audit Committee, Remuneration Committee and Nomination Committee as detailed below:

1) Board of Directors

List of the Members of the Board of Directors As of January 26, 2007 there are 11 members of the Board of Directors as follows:

1. Dr. Paiboon Limpaphayom — Chairman of the Board of Directors and Independent Director
2. Mr. Aviruth Wongbuddhapitak — Chairman of the Audit Committee and Independent Director

   (Duly appointed to replace Mr. Arun Churdboonchart as Chairman of the Audit Committee and Independent Director effective July 12, 2006)
3. Mrs. Tasanee Manorot — Member of Audit Committee and Independent Director

   (Duly appointed Member of Audit Committee, and Independent Director effective April 24, 2006)
4. Mr. Surasak Vajasit — Member of Audit Committee and Independent Director

   (Duly appointed to replace Mr. Boonchoo Direksathapon as Member of Audit Committee and Independment Director effective May 10, 2006)
5. Mr. Suphadej Poonpipat — Director
6. Mr. Vasukree Klapairee — Director
7. Mr. Allen Lew Yoong Keong — Director

   (Duly appointed to replace Ms. Jeann Low Ngiap Jong effective Mach 20, 2006)
8. Ms. Koh Kah Sek — Director

   (Duly appointed to replace Mr. Hui Weng Cheong effective January 22, 2007)
9. Mr. Boonklee Plangsiri — Director
10. Mrs. Siripen Sitasuwan — Director
11. Mr. Somprasong Boonyachai — Director

The Authorized Directors are Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai, Mrs. Siripen Sitasuwan, two out of these three directors collectively sign with the Company's seal affixed.

The Company Secretary is (under selection and appointment process)

The Board of Directors will convene regular meetings every quarter. In 2006 there were nine Board of Directors Meetings.

Scope of Authority and Duties of the Board of Directors

1. The Board is empowered to appoint and make amendments to the Authorized Directors to affix their signatures binding the Company.

2. The Board of Directors shall perform its duties in compliance with the law, the Company's objectives, the Articles of Association, as well as the resolutions of the shareholders' meetings, except with those issues that require the prior approval from a shareholders' meeting, e.g. those issues required by law, the

related transaction, the purchase of significant assets as required by the Stock Exchange of Thailand or other public agencies, etc.

3. The Board may appoint any other person to carry out the Company's business under the supervision of the Board, or empower such persons, for a period of time that the Board deems appropriate, provided that the Board may cancel, revoke or amend such authorization.

In this regard, the Board of Directors has empowered the Executive Committee to perform duties as per the scope of duties and responsibilities of the Executive Committee.

Such delegation of authority shall not constitute the authority or substitution to allow the Executive Committee, or a person authorized by the Executive Committee, to approve those transactions related to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Articles of Association and SEC's notification) with the Company or subsidiary companies, except for the approval on any item in accordance with the policies and criteria approved by the Board of Directors.

2) Executive Committee

List of the Members of the Executive Committee. As of January 26, 2007, there are 4 Members of the Executive Committee as follows:

1.	Mr. Somprasong Boonyachai	Chairman of the Executive Committee
2.	Dr. Dumrong Kasemset	Member of the Executive Committee
3.	Mrs. Siripen Sitasuwan	Member of the Executive Committee
4.	Mr. Allen Lew Yoong Keong [1/]	Member of the Executive Committee

[1/] *appointed to replace Ms. Jeann Low Ngiap Jong since March 2006.*

The Executive Committee will convene the meeting every month. In 2006, the Executive Committee convened a total of 12 regular meetings and 1 specific meeting and reported to the Board of Directors monthly.

Scope of Authority and Duties of the Executive Committee

1. To set the policies, direction, strategies and the structure of administration, as well as the principles for the commencement of the Company's business in terms of the maintenance and support of the economic conditions and competitiveness of the business, as set forth and announced to the shareholders, which shall be submitted to and endorsed by the Board of Directors.

2. To map out the business plan, the budget and other administrative functions of the Company, this shall be submitted to and endorsed by the Board of Directors.

3. To examine and monitor that those Company's policies and various administrative regulations are implemented effectively to support the operations of the business.

4. To examine and monitor that the results of the Company's operations are in accordance with the prior approved business plan.

5. To consider large-scale investment projects of the Company.

6. To occasionally conduct other activities, as requested by the Board of Directors.

7. The Executive Committee may grant substitution, but not the nature to allow such person to approve a transaction related to a party in conflict or any conflict of interest (according to the Company's

Articles of Association and SEC's notification), except for the transactions in compliance with the policies and rules approved by the Board of Directors.

Financial Authorization

The Executive Committee shall have the authority to approve financial transaction but not to exceed Baht 800 million. Such authorization shall include the approval of expenses related to normal operation of business, investment, capital expenditures and investment in fixed assets, borrowing, lending, acquiring credit line, and the issuance of debentures, together with provisions for collateral, loans or credit guarantees, etc. Excluded are the financial and banking operations of the Executive Committee in terms of deposits, loans, the preparation of tools for the management of foreign exchange and the risks associated with interest rates, with the credit line not exceeding Baht 5,000 million.

The approval of the above transactions shall not constitute such authority or substitution to allow the Executive Committee or a person to approve such transactions related to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Articles of Association and SEC's notification) with the Company or a subsidiary company, except for the transactions in compliance with the policies and criteria approved by the Board of Directors.

3) Audit Committee

List of the Members of the Audit Committee. As of January 26, 2007 the Audit Committee comprises Independent Directors whose qualifications meet the criteria required by the Stock Exchange of Thailand. They are highly experienced individuals in the areas of finance, accounting and management.

1.	Mr. Aviruth Wongbuddhapitak[2/]	Chairman of the Audit Committee and Independent Director, attended a total of 5 meetings.
2.	Mrs. Tasanee Manorot[3/]	Member of the Audit Committee and Independent Director, attended a total of 7 meetings.
3.	Mr. Surasak Vajasit[4/]	Member of the Audit Committee and Independent Director, attended a total of 6 meetings.

2/ *The Board of Directors, at its meeting No.6/2006 on July 12, 2006 approved the appointment of Mr. Aviruth Wongbuddhapitak as Chairman of the Audit Committee, Member of the Audit Committee and Independent Director to replace Mr. Arun Churdboonchart*

3/ *Duly appointed Member of the Audit Committee effective April 24, 2006*

4/ *Duly appointed Member of the Audit Committee effective May 10, 2006*

The Audit Committee convenes a meeting regularly once a month. In 2006, the Audit Committee convened a total of 12 meetings, which the Audit Committee reported to the Board of Directors quarterly.

Scope and Duties of the Audit Committee [5/]

1. The Audit Committee shall supervise and oversee the Company's state of affairs in order to precisely express that executive director and management act with honesty and responsibilities according to the rights of the Company's shareholders, and to ensure that the Management executes the duties in accordance with the policy of the Board of Directors accurately and the policy of the Company completely, reaching the level of standard practice.

5/ *Amended and approved by the Board of Directors, held on November 10, 2006.*

2. The Audit Committee shall have the duties and responsibilities as follows:

2.1 To review that the Company's financial statements are prepared in accordance with legally defined accounting principles and adequately disclosed.

2.2 To review that the Company has established appropriate and effective internal control and internal audit.

2.3 To review that the Company has complied with the laws on securities and exchange, regulations issued by virtue thereof, and other applicable laws.

2.4 To consider nomination and appointment of the auditor and the annual audit fee of the Company.

2.5 To review and express opinion on entering into related transactions by the Company and its affiliates to be in compliance with the rules and regulations prescribed by the Stock Exchange of Thailand.

2.6 To consider accurate and complete disclosure of related information in the case that transactions or related transactions cause a conflict of interest.

2.7 To review that the Company has established an appropriate and effective risk management system.

2.8 To approve appointment, assignment, removal and appraisal of the Chief Audit Executive.

2.9 To review and approve the Charter of Internal Audit activities, audit plans and activities of Internal Audit, and coordinate with external auditor.

2.10 To prepare a Corporate Governance report and disclose the same information in the Company's annual report. The Chairman of the Audit Committee must sign the report.

2.11 To report the performance of the Audit Committee to the Board of Directors at least four times a year.

2.12 To have the authority to invite concerned executives, management and officers of the Company to express opinions, attend meetings or deliver documents as deemed necessary.

2.13 To have the authority to retain a consultant or other third person to express opinions or give advice as deemed necessary.

2.14 To review and evaluate the scope of the performance of the Audit committee on an annual basis.

2.15 To perform other duties as assigned by the Board of Directors of the Company with the consent of the Audit Committee.

4) Remuneration Committee

List of the Members of the Remuneration Committee. As of January 26, 2007, there are three members of the Remuneration Committee as follows:

1.	Dr. Paiboon Limpaphayom	Chairman of the Remuneration Committeeand Independent Director
2.	Mr. Aviruth Wongbuddhapitak[6/]	Member of the Remuneration Committee And Independent Director
3.	Mr. Boonklee Plangsiri	Member of the Remuneration Committee

[6/] *Duly appointed effective July 12, 2006*

In 2006, the Remuneration Committee met once to consider the 5th Employee Stock Option Program (ESOP). The Committee approved the 5th ESOP to directors and employees who are entitled to over 5 percent of all ESOP issued and offered. In addition, the Committee considered the remunerations of chairman of the board of directors, independent directors and outside directors as well as general policy on remuneration for the year 2006 and reported to the Board of Directors.

The Scope of Authority and Duties of Remuneration Committee

The Remuneration Committee shall have the authority and duties as follows;

1. To designate necessary and proper remuneration both in and not in monetary form of the Board of Directors, the Committees and the Chairman of Executive Committee in every year.

2. To set up regulations and policies in designating remuneration of the Board of Directors and the Chairman of the Executive Committee to propose to Board of Directors and/or to Shareholders meeting for approval as the case may be.

3. To report directly to the Board of Directors and be responsible for informing and answering all queries concerning remuneration of the Board of Directors and the Chairman of Executive Committee in Shareholders' meeting.

4. To report the policy concerning the remuneration of the Board of Directors, the principle reason and purpose of the policy in the annual report.

5. To proceed with any other matters as assigned by the Board of Directors.

5) Nomination Committee

List of the Members of the Nominating Committee. As of January 26, 2007, there are three members of the Nominating Committee as follows;

1.	Dr. Paiboon Limpaphayom	Chairman of the Nomination Committee and Independent Director
2.	Mr. Boonklee Plangsiri	Member of the Nomination Committee
3.	Mr. Surasak Vajasit [7/]	Member of the Nomination Committee and Independent Director

[7/] *Duly appointed effective July 12, 2006*

In 2006, the Nomination Committee held 4 meetings to consider an appointment of the Company's Directors and determine their authoritative power to replace the three (3) Directors who completed their terms according to the Company's Articles of Association as well as Chairman of the Audit Committee. The results were reported to the Board of Directors.

The scope of Authority and duties of the Nomination Committee

The Nomination Committee shall have the authority and duties as follows:

1. To set up regulations and policies in nominating directors and the committee members of the Company.

2. To select directors and the committee members by considering appropriate persons in order to propose to the Board of Directors and/or Shareholders' Meeting for approval as the case may be.

3. To select appropriate person to be appointed as the Chairman of the Executive Committee in case of vacancy including regulation in succeeding the position.

4. To proceed with any other matters as assigned by the Board of Directors.

6) Management Team

List of the Members of the Management Team. As of January 26, 2007, the Company's Management Team is as follows:

1. Mr. Somprasong Boonyachai — Chairman of the Executive Committee
2. Mr. Wichian Mektrakarn [8/] — President-Wireless Telecommunications Business
3. Mr. Vikrom Sriprataks — Chief Technology Office
4. Mrs. Suwimol Kaewkoon [9/] — Chief Customer Champion & Terminal Business Officer
5. Mr. Sanchai Thiewprasertkul [10/] — Chief Marketing Officer
6. Mr. Hui Weng Cheong [10/] — Deputy President-Wireless Telecommunications Business
7. Mr. Pong-amorn Nimpoonsawat — Chief Financial Officer – Wireless Telecommunications Busienss

[8/] *Duly appointed effective August 16, 2006*

[9/] *Resigned effective March 1, 2007*

[10/] *Duly appointed effective November 20, 2006*

Selection of Directors

The Company has prescribed the following guidelines for the selection and appointment of directors:

(1) At the annual general meeting of shareholders, one-third of the directors shall leave office. If one-third is not a round number, the number closest thereto shall be the applicable number. The directors to vacate office within in first and second year following company registration shall draw lots. In the following years, the directors serving the longest shall resign. The departing directors may be re-elected.

(2) In the case of a vacancy in the position of director, for reasons other than the completion of the term, the Board of Directors shall appoint a new director with the required qualifications, and without any characteristics that would prohibit him/her from acting as director, as per clause 68 of the Public Company Limited Act B.E. 2535, to serve as new director in the next Committee meeting, excluding such case where the remaining term is less than two months. Such appointed director shall assume the position for the remaining term of the previous director.

Nevertheless, the Company has set up a Nominating Committee to designate principle and policy in nominating qualified person to attend the Board of Directors provided that the shareholders' meeting shall appoint the director, as per the criteria and procedures prescribed in the Company's Articles of Association.

(1) Every shareholder shall have one vote for each share of which he/she is the holder;

(2) Each shareholder may exercise all the votes he/she has under (1) above to elect one or several directors. In the event of electing several directors, he/she may not allot his/her votes to each unequally.

(3) The persons receiving the most votes in the respective order of votes shall be elected as directors at the number equal to the number of directors required at that time. In the event that votes among the persons elected in order of respective votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

Pursuant to the Agreement Permitting the Operation of Mobile Phone Services between the Company and TOT Public Company Limited (formerly the Telephone Organization of Thailand (TOT)), one representative of TOT shall be a director of the Company. In accordance with the conditions set forth in the Agreement with

major shareholders, i.e. Shin Corporation Plc. (SHIN) and SingTel Strategic Investments Ple. Ltd. (STI), SHIN shall appoint four directors and two directors appointed by STI.

Definition of Independent Director

An Independent Director is a qualified individual and possesses an independency according to the Company's Corporate Governance Policy established by the Board, and the criteria established by the Stock Exchange of Thailand. An Independent Director must:

1. hold shares of not more than 0.5% of the paid-up capital of the Company, affiliates, connected companies or related companies. Such shares shall include those held by related persons.

2. have no participation in management of the Company, an affiliate, a connected company, a related company or a major shareholder of the Company, and not an employee, an officer or a consultant earning a monthly salary from the Company, a connected company, a related company or a major shareholder of the Company.

3. be director who has no direct or indirect interest in terms of finance and management of the company, an affiliate, a connected company, a related company or a major shareholder of the Company, or a director having had no direct or indirect interest as stated earlier for a period of one year preceding nomination as an Independent director, except in the case where the Board of Directors, after deliberate consideration, is of the opinion that such previous interest does not affect performance and capacity to express independent opinions.

4. be a director who is not a related person to or a close relative of Management or a major shareholder of the Company.

5. not be nominated to protect the interests of a director, a major shareholder, or any shareholder who is related to a major shareholder.

6. be able to perform duties, or express opinions or reports as assigned by the Board of Directors without any influence from executives or major shareholders including related persons or close relatives of such persons.

Good Corporate Governance

The Company has formulated a policy to encourage good corporate governance, vision and responsibility on the part of the Board of Directors and Management to enhance the competitiveness of the Company and to increase the confidence of its shareholders, investors and other related parties. Furthermore, it has the mechanism to control and balance management's authority enabling transparency, respectability of the rights of shareholders and responsibility to stakeholders. The aforementioned policy is regarded as the major issue in long-term increasing value and maximization of profit to AIS' shareholders.

The Company has complied with fifteen criteria of the good corporate governance principles as follows:

1. Policy on Corporate Governance

The Company places great importance on good corporate governance and is confident that by doing so, it can operate on a secure foundation, bring added value to its business, increase potential in competition with other operators and enhance managerial skills within the organization. Good corporate governance will also strengthen the confidence of shareholders, investors and other related parties. Therefore, since 2002 the Executive Committee with the approval of the Board of Directors has determined a

policy on corporate governance in accordance with the regulations of the Stock Exchange of Thailand (SET). This policy contains the following important principles:

1. The Board of Directors aims to manage the business in order to achieve excellence in areas of network quality, technology, human resources and service standards. This includes the creation of added value business for shareholders by management who possess outstanding business knowledge, ability and managerial skills.
2. Equal and fair treatment of all shareholders and stakeholders.
3. Disclosure of accurate, complete, appropriate, reliable and timely information to other related parties.
4. Management and all employees will always undertake their work with an awareness of risk and emphasis on risk management. This will incorporate the foundation and implementation of appropriate and effective internal control systems.
5. The Company determines business philosophy and business ethics as guide to the professional conduct of the directors, management and employees.

2. Shareholders: Rights and Equitable Treatment

The Company acknowledges the rights and equality. The shareholders are entitled to receive the Company's operational results and management policy as well as their share of the Company's profits and attending the shareholders' meeting. Besides all shareholders shall receive equal rights according to the Company's Articles of Association and the related law. In order to ensure that all shareholders receive equal rights, the Company has arranged for effective and transparent shareholders' meeting procedures with implementation of measures to control the use of internal information inter-communications and reveal sufficient information.

The invitation letter contains detail informing share holders to bring all necessary documents to each meeting so as to preserve the voting rights of the shareholders. On the day of the meeting shareholders can register their right to attend one hour before the meeting starts.

During each meeting, shareholders enjoy equal rights to receive information, express opinions and raise any concerns with regards to the agenda or presented matters. The Company constantly informs its shareholders of their voting rights and how to vote before a meeting begins. The Chairman shall be responsible for appropriate time management and encouraging shareholders to give their opinions and ask questions freely.

At every meeting, at least one independent director must be appointed as proxy, in accordance with the Company's policy, to take responsibility for issues on behalf of those shareholders who cannot attend the meeting in person but who were duly notified in the invitation letter.

Furthermore, the Company facilitates its shareholders by preparing a convenient meeting room, the size of which being appropriate to the number of participants. The shareholders can grant their voting and attendance rights to a representative by a proxy letter in the case that they are unable to attend.

3. Stakeholders' Rights

The Company recognizes stakeholders' legal rights and has a policy to protect and treat such rights with due care in order to instill confidence. The Company identifies and prioritises stakeholder groups in an

appropriate way to include shareholders, management employees, customers, suppliers, competitors and the wider community. In addition , the Company provides cooperative support among these various groups of stakeholders in accordance with their roler and duties. This enables the Company in the operation of its business to generate stability and wealth whilst meeting the interests of all parties equally. For example:

Shareholders : The Company aims to represent the best interests of its shareholders in all its business operations by concentrating on long-term growth and value. The Company provides continuous and high returns to its shareholders incorporating the transparent and accurate disclosure of information.

Employees : The Company aims to develop and create a dynamic positive working culture, which includes the promotion of teamwork, the creation of opportunities and the continuous enhancement of employee's competencies. Maximisation of human resources is considered to be of great benefit to the Company.

Community : The company, being Thai owned, strongly identifies with its reliabilities and recognition as part of the community. It takes on a wide range of duties and responsibilities, which involve helping local communities in support of business related activities and public events.

Customers : The company aims to ensure that customers are satisfied with and confident to receive quality products and services at a reasonable price. The Company also provides accurate, comprehensive and honest information relating to the products and services it provides.

Suppliers : Business operations with suppliers should not be harmful to the reputation of the Company and should not be in any conflict with laws or regulations. The Company places great importance on the common interest shared with suppliers regarding the conduct of equitable business operations. Selection of suppliers is conducted with great care, as the Company recognizes that suppliers are an important factor in creating a viable business value chain to its customers

Competitors : The Company supports and encourages a free trade policy. The business must operate within a fair and just system without monopoly or limitation on the Company's suppliers or vendors to sell only the Company's goods.

4. Shareholders' Meeting

The Company delegates members of the Board, especially the Chairman of the Board and Chairman of the Committee, to attend its annual meeting of shareholders and thus answer any enquiries raised by shareholders. In addition, the Audit Committee comprised of independent directors shall attend every meeting. The Chairman of the meeting or any person so delegated has the responsibility of allocating adequate time to shareholders and encouraging shareholders to express opinions, give recommendations and raise questions during the meeting. The Chairman must also facilitate equal opportunities for shareholders in order to audit the Company's operations. In addition, questions, issues or important opinions are recorded the minutes of the meeting.

In 2006, the Company held its annual general meeting of shareholders on April 24, 2006 from 10.00 – 12.00 hrs. and an extraordinary general meeting No.1/2006 on August 8, 2006 at Shinawatra Tower III, 1010

Vibhavadee - Rangsit Road, Chatuchak, Bangkok. In the meetings, voting was undertaken sequentially according to the agenda and each agenda item was agreed on by the shareholders.

5. Leadership and Vision

The Board of Directors should participate in determining the vision, policy and business direction of the Company including asserting control over administration in order to ensure efficient and effective business operations that run to a pre-determined business plan and budget. There is clear segregation of duties between the Board of Directors and management, and between the Board and shareholders. In addition, the Board of Directors must prepare an assessment process for appropriate internal control systems, corporate governance systems, internal audits, risk management, financial reports and regular business follow-up processes including an assessment of the Board of Directors itself. The Company encourages director to attend an appropriate training course organized by the Thai Institute of Directors.

The Board of Director's Responsibilities

1. To perform its duties in compliance with the law, the Company's objectives and Articles of Association, including resolutions of the shareholders' meetings, with honesty, integrity and prudence while protecting the Company's interest.
2. To set up policies and the direction of the Company's business operations and monitor the implementation of company policy by management to ensure efficiency, effectiveness and maximum value to the Company and its shareholders.
3. To consider and approve material issues as stipulated by law.
4. To evaluate performance and determine remuneration for the Company's management.
5. To set up the Company's vision in order to gain results from operations and the management process by stating the intention of every working process.
6. To establish reliable systems of accounting financial reporting and auditing. This includes evaluating procedures in internal control assessment and follow-up processes, and ensuring the efficiency and effectiveness of internal audits, risk management and financial reports.
7. To ensure that no conflicts of interest occur amongst stakeholders.
8. To monitor business operations with the aim of ensuring ethical work standards.

6. Conflicts of Interest

In order to prevent conflicts of interest, the Board of Directors clearly documents all policies and related approved processes. In addition, policies and monitoring systems are in place to prevent management or concerned parties using inside information from the Company for personal gain.

The Board of Directors will be informed of any such conflict of interest or related transaction that may arise, and will carefully consider such issues in compliance with the regulations of the Stock Exchange of Thailand. This is managed under the same conditions as outside parties are dealt with (at arm's length). Details of all transactions including their value, reason and necessity are disclosed in the Annual Report and 56-1 Form. Some related transactions are assessed by individual assessors and individual financial consultants while others are compared to the market price.

7. **Business Ethics**

The Company has established a corporate philosophy and code of business ethics, which the Board of Directors, management and staff at every level abide by to further the performance of the Company and achieve its mission. This code is to be adhered to with integrity, justice and equitable treatment of the Company and all its concerned parties including the public and society in general. The Company rigorously enforces its code of ethics.

In 2003, the Company communicated its code of conduct to management and employees, and also publicized it on the Intranet systems. Furthermore, the Company provided a training course for management and established applicable follow-up processes. Management and superiors have the responsibility of monitoring and supporting their subordinates to comply with the code of conduct, and should themselves be a good role model.

8. **Balance of Power for Non-Executive Directors**

The appointment of the Board of directors is determined in compliance with the law and the Company's Articles of Association, and with agreement of its shareholders stating that one member of the Board must be a shareholder representative. The Board of Directors comprising 11 members six of whom are representatives from respective shareholders and other director, one representative from TOT, and four independent directors (40% of members) provides a balance between governance and management. The Authorized Directors shall be designated by the shareholders meeting.

9. **Aggregation or Segregation of Positions**

The position of Chairman of the Board of Directors and Chairman of the Executive Committee must be occupied by different persons. The structure of the Board of Directors consists of independent directors who comprise more than one-third of the total number of members. The Company clearly segregates duties, authorities and responsibilities between the Chairman of the Board and Chairman of the Executive Committee.

10. **Remuneration for Directors and Management**

The Company has specified the remuneration for Directors at the rate used within the industry. The remuneration is also sufficient to maintain quality Directors with the Company. The remuneration for the Management is in accordance with the Company's operational performance and performance of the individuals.

The Remuneration Committee will determine necessary and appropriate remuneration, both monetary and non-monetary terms for the Company's Directors, Directors in the sub-committees and senior executives. The issue will be proposed at the Company's General Shareholders' meeting, which is held on an annual basis.

1) Remuneration for the Board

Total monetary remuneration for the Chairman of the Board, Independent director, and non-executive directors (six persons) was Baht 6,710,000, which was comprised of monthly allowance, bonus payments and meeting allowance. Executive director did not receive remuneration as directors.

The remuneration for six (6) of the Company's Directors in 2006 is as follows:

Name		Position	Remuneration for 2006[1/] (Baht)
Current Directors			
1. Dr. Paiboon	Limpaphayom	Chairman of the Board of Directors	1,500,000
2. Mr. Aviruth	Wongbuddhapitak*	Chairman of the Audit Committee	900,000
3. Mr. Surasak	Vajasit**	Audit Committee	750,000
4. Mrs. Tasanee	Manorot***	Audit Committee	800,000
5. Mr. Suphadej	Poonpipat	Director	805,000
6. Mr. Vasukree	Klapairee	Director	700,000
Directors leaving the Board in 2006			
1. Mr. Arun	Churdboonchart	Audit Committee	810,000
2. Mr. Boonchoo	Direksathapon	Chairman of the Audit Committee	445,000
	Total		**6,710,000**

* *(Duly appointed to replace Mr. Arun Churdboonchart as Chairman of the Audit Committee and Independent Director effective July 12, 2006)*

** *(Duly appointed to replace Mr. Boonchoo Direksathapon as Member of Audit Committee and Independendment Director effective May 10, 2006)*

*** *(Duly appointed Member of Audit Committee, and Independent Director effective April 24, 2006)*

1/ *Monthly allowance and meeting allowance for the period of January to December 2006, and accrued bonus which was paid in March 2007.*

2) Remuneration for management team

The total amount of remunerations for six (6) of the management team as of 31 December 2006 was calculated at 50.61 Million Baht comprising salary, bonus and provident fund and other benefits. The management team means Executive Committee and the Company's top four (4) managements, according to the SEC' s definition. This amount excludes remuneration for Chairman of the Executive Committee, two (2) of the Executive Committee and Chief Financial Officer.

3) Other remuneration

The Company established an Employee Stock Option Plan (ESOP) program as a way to retain, motivate and reward the Company's directors and employees to the Company's best benefit. The ESOP program is a repeat, five-year program whereby the Company shall allot the grant of warrants annually for five consecutive years. The Company has submitted an annual allocation of warrants to the annual shareholders' meeting for approval. So far, five programs have been allotted and are summarized as follows:

Description	Grant 1	Grant 2	Grant 3	Grant 4	Grant 5
Number of warrants granted (units)	14,000,000	8,467,200	8,999,500	9,686,700	10,138,500
Price	Baht 0 (zero Baht)				
Expiration	Not more than five years since the date of warrants granted				
Exercise Ratio*	1 units : 1.07512 shares		1 : 1.06173	1 : 1.04841	1 : 1.01577
Exercise Price* (Baht per share)	44.620	40.349	86.453	101.737	90.045
Date warrants granted	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006

Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:	
	First Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.
	Second Year	Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.
	Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right
Exercise Period of Warrants	Within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.	
Exercise Date	Within the last five business days of every month	The last business day of every month

* *Because the Company made a dividend payout of greater than 50% of net profit after tax, it was required by the documents filing to the SEC to adjust the exercise ratio and the exercise price of the ESOP warrants, which was done in August 25, 2006.*

The List of Directors (of the Company and its subsidiaries) and Management Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to be Issued and Offered for sales.

List of directors and management receiving the warrants	Grant 1		Grant 2		Grant 3		Grant 4		Grant 5	
	Units	%	Units	%	Units	%	Units	%	Units	%
1. Mr. Somprasong Boonyachai	1,471,800	10.51	609,400	7.20	914,300	10.16	735,500	7.51	538,500	5.31
2. Ms. Yingluck Shinawatra*	1,250,000	8.93	786,000	9.28	676,000	7.51	650,000	6.64	-	-
3. Mrs. Suwimol Kaewkoon	1,197,800	8.56	786,000	9.28	676,000	7.51	580,000	5.92	591,400	5.83
4. Mr. Vikrom Sriprataks	1,128,600	8.06	579,000	6.84	606,400	6.74	500,000	5.10	547,600	5.40
5. Mr. Kittsanan Ngamphathipong *	-	-	-	-	537,000	5.97	-	-	-	-
6. Mrs. Arpattra Sringkarrinkul	-	-	420,000	4.96	487,100	5.41	-	-	-	-

* *Ms. Yingluck Shinawatra and Mr. Kittsanan Ngamphathipong resigned from the Company in March 2006 and March 2005 respectively and their ESOP warrants were expired.*

11. Board of directors' Meeting

The Board of Directors' meeting is scheduled to convene at least once every quarter, and when deemed necessary, the Chairman of the Board of Directors may call additional extraordinary meetings. A clearly stated meeting agenda along with invitations and sufficient supplementary documentation are distributed at least seven days before every meeting in order that information pertaining to the meeting can be studied in good time. However, there may be exceptions in the event of an urgent meeting. The minutes of the Board of directors' meeting shall be provided as verifiable documentation of the meeting's occurrence for reference purposes.

In a meeting, the Chairman of the Board of Directors allocates sufficient time for directors and management to freely discuss and question matters, and formulate suggestions relating to critical issues.

In 2006, the Board of Directors convened a total of 9 regular meetings with attendances as detailed below:

1. Dr. Phaiboon	Limpaphayom (PhD)	9	attendances
2. Mr. Aviruth	Wongbuddhapitak	2	attendances
3. Mrs. Tassanee	Manorot	5	attendances
4. Mr. Surasak	Vajasit	4	attendances
5. Mr. Suphadej	Poonpipat	7	attendances
6. Mr. Vasukree	Klapairee	8	attendances
7. Mr. Allen Lew Yong Keong		2	attendances
8. Mr. Hui Weng Cheong *		5	attendances
9. Mr. Boonklee	Plangsiri	9	attendances
10. Mr. Somprasong	Boonyachai	9	attendances
11. Mrs. Siripen	Sitasuwan	8	attendances

** Duly resigned from a director's position effective January 22, 2007*

12. Executive Session

The Board has established a policy to ensure that executive sessions are arranged on a regular basis, giving an opportunity to non-management members to discuss various issues related to the Company's business and issues of interest in the absence of the management. Results of meetings will be submitted to the Board and this practice has not been acted in 2006.

13. Assessment of the Board of Directors' Performance

It is the Company's policy that the Board of Directors shall meet and conduct an annual self-assessment to evaluate its performance with the aim of improving its efficiency. This evaluation covers a broad spectrum of the Board's duties, including strategic direction, supervision and monitoring of operations, members' responsibilities, teamwork, structure, policy, meetings, training and development.

14. Access to Information

Members of the board have an independent access to the Company's senior management and secretary at all times in case of requiring additional information on the Company's operational results and

other information besides those received from the Board meeting on a regular basis. In addition, analytical financial reports of the Company as well as those related to its subsidiaries and competitors were published and presented to the Board, enabling them to keep abreast of the key issues and important developments in the industry.

15. Investor Relations

The company gives a high priority to the disclosure of the Company's information, committed to the accuracy, completeness, transparency, quality, and timeliness. Financial reports, operational guidelines and other information are released to investors and the public through the Stock Exchange of Thailand and the Company's website www.investorrelations.ais.co.th. The company also has the Investor Relations Department that regularly communicates with the shareholders, investors, and analysts. The department maintains its regular contact through email at investor@ais.co.th or telephone at +662 299 5116. In addition, the Group Compliance Department is responsible for information disclosure to the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission (SEC) to ensure that the Company complies with the laws and regulations.

AIS releases on quarterly basis its financial reports, analysis and discussion from management, and operational highlights. The Company also organizes semi-annual conference for its mid-year and year-end result by the top management to communicate with the investment community its operational performance and strategic direction. In addition, the Company also arranges an annual investor day for fund managers and analysts to gain more understanding of the Company's ongoing business and insights to the Company's operations under various business units.

Policy on use and disclosure of inside information

The company adheres to ethics, faithfulness and honesty in operating its business along with its customers, suppliers, investors and shareholders by establishing a code of conduct and IT security regulations. These guidelines are for the Company's directors, management and employees at all levels in order to prevent unauthorized access and disclosure of the confidential information. Confidential information disclosure or any acts involving conflict of interest is regarded as a serious regulatory breach and is subjected to disciplinary punishment.

Company policy prohibits trading in the securities of the Group of Companies by any directors, management, and employees while in possession of any inside information that have not yet been disclosed to the general public. The company code of conduct specifies that all directors, management, and employees are to avoid or refrain from the trading of the Group of Company's securities one month prior to financial information disclosure to the public.

The directors and executives are responsible for declaring their holdings of the Company's share securities and changes to their holdings, as well as reporting holdings by their spouses and minors, in a format and timeframe specified in the Securities Holding Report's regulations. The management is required to submit copies of such reports to the Company on the same day the Company reports to the Stock and Exchange Commission (SEC).

Internal Control, Risk Management & Internal Audit

Internal Control & Risk Management System

The Company has placed great emphasis on Internal Control and Risk Management. Both are continuous processes which are applied across the board, to Management and employees at every level in every unit, and which include taking an entity level portfolio view of risk. The authority and responsibility of Management and all levels of operations regarding Internal Control and Risk Management is clearly defined in the Company's written statement. Such Internal Control and Risk Management cover financial control, operational control, management control and governance, and compliance with regulations, laws and external regulations. These state that the Company must possess reasonable assurance that the outcomes from its operations keep the Company on course towards its goals, and that the Company's mission is achieved as follows:

1. Strategy and goals at the entity level and activities at the operational level are clearly defined and aligned and support the Company's mission
2. The outcomes of processes and projects achieve their defined objectives, and resources are acquired economically and used efficiently
3. All significant information including financial, management and operational information is correct, reliable, and supports timely decisions
4. The Company's operations and employee's activities follow the Company's rules and regulations and are in compliance with laws and external regulations
5. Assets, including physical assets, are properly safeguarded, and all human information is sufficiently secured
6. Corporate governance and management is effective
7. Continuous process improvement exists for each process and control activity, and for constantly changing styles and technologies, in order to ensure that the Company is able to respond to the needs of its customers

The Company has established an Internal Control and Risk Management System following the integrated framework of the Committee of Sponsoring Organisations of the Treadway Commission - Enterprise Risk Management (COSO-ERM Standard), which has been integrated into business operations and management processes within the Company through eight factors as follows:

1. Good Internal Environment

The Company complies with its Corporate Governance Policy and adheres to business ethics. In addition, employees at every level follow the Company's written Code of Conduct, regulations and procedures. The Company has appointed a committee whose aim it is to bring awareness and understanding regarding the Code of Conduct, to ensure that it is adhered to, and to establish Management as role models of integrity and morality. The Company has also established an appropriate organisational structure, a written policy, financial regulations and workflow, and general management and information systems, and has defined clear authority and responsibility. All stakeholders, employees, business partners, customers, accounts payable, competitors, shareholders and environments are treated well and with fairness, and in such a way that complies with good corporate governance principles.

Moreover, the Company has placed great emphasis on the continuous development of employees in order to recognise and understand Risk Management through the establishment of a Risk Management policy and Risk Management philosophy. Event identification, systematic risk assessment and Risk Management are continuously performed. Management also set an appropriate risk appetite level.

2. Clear Objective Setting

The Company has clearly defined its written working objectives relating to strategy, operations, reporting policy, rules and regulations, and guidelines. These objectives are aligned with the Company's goals and risk appetite. The Company's business plan, strategy and objectives are updated regularly by Management in accordance with the current situation and changing risk factors.

3. Appropriate Event Identification

The Company continuously and regularly indicates any event identification or risk factor that may occur and have a negative impact on achieving the Company's objectives, and has in place a procedure for risk classification. In addition, the Company identifies events that have a positive impact on objectives by considering both internal and external factors including risk in strategy, finance, employees, operations, related information systems, competition, business partners, the economy, and relevant rules and regulations.

Furthermore, the Company ensures that all risk factors are appropriately identified according to changing activities, and that all risk is reported to appropriate Management routinely.

4. Appropriate Risk Assessment

The Company has defined risk assessment criteria for both qualitative and quantitative risk in assessing Corporate Risk and Operational Risk in terms of likelihood and impact. Both factors are used to consider risk levels that could be high, medium or low. The Company established a Risk Management Committee in 2005 to systematically and regularly evaluates risk from event identification or critical risk factors which have been previously identified.

5. Effective Risk Response

The Company has processes in place to systematically manage risk by considering the most effective and economic choice to minimise the risk level to the risk appetite level. Risk Management is always performed together with the Internal Control System to ensure that it is consistent with ever changing risks. The highest prioritised risk to be managed is decided by the following criteria:

Risk Acceptance

Agreeing that the risk level is lower than the risk appetite level.

Risk Avoidance

Avoiding, stopping or changing an activity that is likely to cause risk.

Risk Reduction

Taking action to reduce the likelihood or impact of risk and managing such risk to lie within its risk appetite. For example, establishing a contingency plan, revising operational processes, regularly providing training courses for employees and improving the effectiveness of computerised systems.

Risk Sharing

Transferring or otherwise sharing a portion of the risk by providing asset insurance or accident insurance.

6. Good Control Activity

The Company has appropriately established sound internal control activities for each process, mainly concentrating on preventive control by setting policies and procedures. Results are reported regularly to ensure the effectiveness of Risk Management procedures and to ensure that objectives are achieved through quality and economy of speed. Moreover, the Company has appointed an appropriate member of staff to be responsible for the Internal Control System of each process with a clear segregation of duties including setting a time limit for Risk Management processes and sending a written report of risk to all relevant personnel.

7. Good Information and Communication

The Company has an information network that can be used for timely decision making. It also has an effective information security system to provide an audit trail that can be partially reviewed. The system can statistically and completely analyse, indicate, record, and report the incidence of risk by systematically evaluating and managing such risk.

The Company has an extensive and effective communication channel, both internal and external, from Management to employee, employee to employee, employee to Management, and from employee to customer or related persons such as debtors, lawyers and shareholders.

Moreover, the Company communicates its mission and Risk Management direction to every level of staff thus enabling them to clearly understand risk before performing their work. The Company also provides sufficient communication channels from bottom to top which helps employees respond effectively and promptly to a risk event. This can finally put the risk at the appetite level.

8. Good Monitoring

The Company has adopted an evaluating and monitoring system which uses a balanced scorecard, Key Performance Index (KPI), targets, benchmarks and best practices as its measurement tools to assess the outcomes of operations. It also comprises ongoing monitoring activities ready to react to change appropriately and timely and additional evaluation by an independent internal auditor, an independent external auditor, and an independent appraiser.

Moreover, the Company has a monitoring system to ensure that Risk Management is effective and sufficient, and that risk levels remain at appetite risk levels. The Company has set a report system for every Management level including senior management. The Company also sets regular meetings for the Board of Directors and for senior management to review and monitor the outcomes of Management operations regardless of how the objective is achieved.

The Board of Directors, including the Audit Committee, attended the Board of Directors Meeting 2/2007 on 23 February 2007 and assessed the Internal Control System by reviewing the Internal Control questionnaire and by consulting with Management. The Board of Directors found that the Company has implemented a complete and effective Internal Control System.

In addition, PricewaterhouseCoopers ABAS Limited, the Company's external auditor and the auditor of the 2006 Financial Statement, concluded that there was no material deficiency in the Company's Internal Control System.

Internal Audit

The Company has established an independent Internal Audit Office, which reports directly to the Audit Committee and administratively to the Chairman of the Executive Committee. An Internal Audit Office Charter has been set to define mission, scope, and objectives including Internal Audit Office authority and an Internal Audit Manual for reference. The Internal Audit Office Charter and Internal Audit Manual are updated regularly to be consistent with current operations.

The duty of the Internal Audit Office relates to the auditing of Internal Control, Risk Management and corporate governance, and follows the action plan approved by the Audit Committee using a risk based approach and includes consultation to ensure that the Company's objectives are achieved as targeted. Internal Audit also regularly monitors and adjusts these implemented systems to be in line with changes in the environment, and to ensure that errors can be corrected in time. The Internal Audit Office employs systematic audit methods of the Standards for the Professional Practice of Internal Auditing, COBIT, COSO-ERM, AS/NZ 4360, ITIL and ISO 17799.

In assessing the effectiveness of Risk Management, the Internal Audit Office reviews event identification and risk factors that affect the Company's objectives, and then reviews the Risk Management approach. This ensures the accuracy of both event identification and risk factors, and ensures that a systematic Risk Management approach exists. It also ensures that risk is managed at the appetite level, reported timely to all relevant personnel and reviewed continuously.

In assessing the effectiveness of Internal Control, the Internal Audit Office has developed a questionnaire for each process, and reviews the outcome of each operation to ensure that the Company's objectives are achieved effectively and efficiently, that rules and regulations are strictly followed, and that the financial report is reliable.

In assessing the effectiveness of corporate governance, the Internal Audit Office performs audits following the 'good corporate governance' criteria of the Organisation for Economic Cooperation and Development Centre (OECD) and the Security Exchange Commission (SEC). This ensures that the Company has the necessary infrastructure and supporting processes to approach 'good corporate governance' and achieve fairness for all stakeholders.

Moreover, the Chief Audit Executive (CAE) acts as a secretary to the Audit Committee to enhance the effectiveness of its responsibility and accountability to all functions of the Audit Committee assigned by the Board of Directors, and arranges Audit Committee meetings once a month. The CAE has the additional role of consulting by acting as a member of the Security Committee with the responsibility of advising the Company in the area of information security, and supporting employees to realise the importance of information security, thus fostering a security mind into corporate culture through quarterly meetings.

The Internal Audit Office adheres to the Standards for the Professional Practice of Internal Auditing and the Company continuously encourages Internal Audit staff to work independently and objectively, comply with relevant standards, and emphasise quality and continuous development through Individual Coaching Plans. In addition, Internal Audit staff have been developed to achieve CIA (Certified Internal Auditor), CISA (Certified Information System Auditor), CISSP (Certified Information Systems Security Professional) and CISM (Certified Information Security Manager) qualifications. At present there are five (5) CIA, three (3) CISA, one (1) CISSP, one (1) CISM, three (3) CPA (Certified Public Accountant), and one (1) TA (Tax Auditor) qualified staff. Each year, additional Internal Audit officers take exams to acquire these certificates.

The Risk Management Committee meets ordinarily on a quarterly basis; thus, the Risk Management Committee met four times in 2006. The purpose of Risk Management Committee meetings is to continuously consider, assess, monitor, and manage corporate risk, which will then be assigned to responsible parties to oversee. Furthermore, the Company has established a Risk Management Manual for the Risk Management Committee, Management and employees to use as a guideline for performing Risk Management.

The results of Risk Management are presented quarterly to the Audit Committee for review, and to the Board of Directors and the Executive Committee for acknowledgement. The Company's risk is illustrated as follows:

1. Risk from Marketing and Competition

Customer Lifestyle Change

Mobile communication has inevitably become part of consumers' daily lives. As people's lifestyles turn increasingly complicated, their behaviour related to the use of mobile phones is unavoidably affected. This includes:

- Concern for public safety, which in turn restricts outdoor leisure activities
- Traffic congestion and increases in fuel prices leading to mobile phones becoming a popular choice to help save time and reduce travelling expenses
- The use of the Internet which has increasingly played an important role in customers' daily lives with easier and faster access to news and information
- Greater choice of value added services meaning that customers have higher expectations of products and services
- Greater concern for the family and the search for happiness in life

AIS has always been prepared to introduce innovative products and services that suit a range of customer lifestyles. Accordingly, an advanced IT system has been employed to analyse customer usage while studies have been conducted on the success of overseas telecommunications business operations which can be adapted to the lifestyle of Thai people. AIS has also conducted in-depth consumer research in order to understand customer behaviour and customers' actual needs. All of this information is constantly being used to develop innovative products with enhanced simplicity and with the aim of creating impressive experiences for AIS customers. These include offering more ways to access supplementary services via AIS Call Centre 1175, wireless telecommunication services, and Mobile Office enabling customers to connect to the Internet from any location. Extensive customer privileges have also been introduced including the AIS Plus Card, specifically designed to meet customers' daily needs and offering great benefits and opportunities.

Economic Recession

In 2006, economic expansion was forecasted at 5.1 percent (Bank of Thailand) and the rate is expected to slow down in 2007 as a result of a reduction in exports due to worldwide economic slowdown particularly in the US. Other issues affecting the economy in Thailand include high fuel prices, a fluctuating exchange rate, high interest rates, inflation, political uncertainty, terrorism (especially in the three southern provinces of Thailand), drought, flooding, and bird flu. The domestic capital market may need a long time to recover, which in turn could affect share floatation in the business sector including those sold through the stock market and in the form of debentures. The private sector has reacted by reviewing investment

leading to job redundancies, while the cost of living continues to rise. Consumers too have become more careful in their spending habits and have applied the principle of "self-sufficiency" in their lifestyle while those with a relatively low income must seek supplementary jobs in order to make a living.

All of these factors affect mobile phone usage, and thus AIS has adjusted its promotions and benefits accordingly to cater for the needs of various customer groups. Such programs include those specifically designed for business people who are frequent mobile phone users enabling them to make seamless contact anytime anywhere, or for those who make fewer outgoing calls with an extended prepaid credit validity period bringing advantages to those with a low income and giving AIS the opportunity to expand its market share to cover new customer groups in remote areas.

Price Competition

Fierce price competition during the past few years has affected the overall image of the mobile phone industry, especially in the area of network coverage and capacity which was unable to accommodate calls in peak periods both within and across networks. The response from consumers was to hold more than one mobile phone number in case one or the other did not function. However, from 2006 to 2007 AIS was able to promptly improve its network quality with a budget of 33,000 million Baht in order to install consumers' confidence in its network and operational efficiency.

Price competition was extremely high in 2006 causing consumers who are frequent callers and who fit in the price sensitive group to obtain more than one mobile phone number; by using the number with the cheaper call rate to make outgoing calls, these consumers could save mobile phone expenses. Such consumers also tended to change phone numbers frequently and cancel certain numbers when promotions ended. During the second quarter of 2006, mobile phone operators reduced tariff rates with specific purposes as well as extend promotion periods. This however had a negative impact on operators' revenue and profits. During the fourth quarter of 2006, another mass of sales promotions and programs from each mobile operator was launched causing a reduction in ARPU. This price competition may also reduce the Company's ARPU and revenue as well as slowdown growth in the Company's customer base. In addition, a higher churn rate will mean that the Company will spend more on acquiring new customers, further reducing revenue. In response to this trend, AIS decided to launch a competitive pricing program to attract customers with more than one SIMcard to use only AIS programs and to possess only SIMcards from AIS.

However, price competition may lessen in 2007 when the National Telecommunications Committee (NTC) implements a network interconnection regime. This will bring to an end the situation of unreasonably low rate charging which has recently occurred especially with cross-network calls. AIS customers will therefore benefit from making calls within the AIS network with more than 19 million numbers at a special rate.

In order to avoid a price war, AIS has differentiated itself from other service providers by placing a special emphasis on providing a quality service in all operational aspects. A high quality network offering fast connection and extensive coverage, a wide range of services that respond to customers' needs, extensive service operation and application as well as innovative tariffs that cater for a range of consumers' behaviours - all of these have made AIS the first choice operator. AIS has also attempted to accommodate cost restructuring in various areas based on a balance between cost, investment and revenue.

AIS sees customers' requirements and related business risk as an opportunity to introduce products and services that specifically meet customers' needs, and various products and services from different industries have been incorporated to create business continuation. AIS and its business partners therefore see great benefit from constant changes in consumers' lifestyle.

2. Risk from Investment in 2G and 3G Technology

The Company's mobile phone system must be ready to deal with the inevitable effects and associated risk arising from the transition from second generation technology (2G), in which the contract agreement end in September 2015, to the new era of high-speed data and multimedia communication of third generation technology (3G).

Risk is a major concern for the Company, and accordingly, AIS has implemented procedures to manage such risk. By continuously and closely monitoring network performance and network quality, AIS is able to balance investment between 2G and 3G technology and determine specifically whether to continue or suspend investment in 2G technology. From 2006 to 2007, AIS decided to increase investment in 2G network infrastructure to the amount of 33,000 million baht in order to support its current customer base of 19 million subscribers and an anticipated future increase to 24 million subscribers base on average minutes of usage in 2006. Under its working philosophy of improving network quality, AIS carefully operates the network by keeping performance parameters, such as the percentage of Successful Calls Intra Network and percentage of Successful Calls Inter Network, high. This network quality enhancement also includes coverage area expansion in all 76 provinces to increase network capacity. With all these operations, AIS endeavours to satisfy customers' needs and make possible successful calls at all times.

Moreover, AIS is now ready to facilitate services for 35,000 users at Suvarnabhumi Airport in three main functions: network services, 24-hour phone rental, and International Roaming, together with other voice and non-voice services. Regarding the mobile network itself, AIS cooperates with other mobile operators and has assembled a special technical team and network for supporting customers.

Besides 3G Network Planning, AIS has prepared employee readiness in 3G technology by creating a special 3G project team responsible for developing a 3G e-learning program to both provide 3G knowledge and to develop 3G competency. Furthermore, a working team has been set up to estimate the number of potential customers, and design products and services so that when the NTC announces 3G rules and standards, AIS is ready to provide such products and services to its customers.

3. Risk from the Challenge of Developing Human Resources

The Company realises the value and importance of its employees and has placed special emphasis on enhancing and developing employees' potential to support company growth. In the event of an immediate change in a significant position, especially at executive management level, AIS has ensured that is has an adequate system in place to find a replacement for the position so as to be able to continue its operations and maintain service quality.

Aware of the need to prepare employee readiness especially in significant positions affecting the Company's performance and growth, in 2006 AIS prepared the Mentoring Program (Succession Plan) by setting up a working team comprised of executives from all business lines with the aim of managing, establishing rules, and implementing a development program. The working team comprises 75 positions at executive level and 247 positions at operational level which have been identified as significant in preparing candidates for the development program.

AIS also considered and assessed candidates' performance in the area of People Management and Task Management to design an Individual Development Program (IDP). It is the responsibility of the working team to follow up, assess development results, and report on the progress of the IDP to the Risk Management Committee quarterly. The program will install confidence in AIS' business operations and ensure that the Company operates smoothly and with a high business potential.

4. Risk from Law Amendment, Regulations and Government Policy

- **National Telecommunications Commission (NTC) Policy and Regulations**

The National Telecommunications Commission (NTC) is an independent body which has been established to supervise the country's telecommunications industry. Various rules have been passed by the NTC and it is expected that more will be introduced which may have an impact on the Company's operations. These include regulations and policies related to the management of radio frequency and other telecommunications resources as well as the promotion of some types of telecommunications services considered beneficial to social and economic development.

AIS is therefore unable to forecast the type and parameters of policy and regulations issued by the NTC in the future, or how the NTC will regulate the implementation of current and future policy and regulations. In addition, AIS is unable to forecast the impact associated with the introduction of a new license system or regulations which may affect the rights entitled in concession agreements, for example, number portability which may be put into practice in the future.

- **Radio Frequency Management in Thailand**

The delay in the setting up of the National Broadcasting Commission (NBC), another operational unit to supervise radio and television as well as other broadcasting businesses, has resulted in uncertainty in the organisation and the management of radio frequencies in Thailand, including AIS' wireless telecommunications business. This is because operators of telecommunications services require the allocation of a radio frequency in order to provide 3G services. However, the NTC may not issue a 3G network or service license to operators until the NBC has been established. Therefore, it is difficult to forecast when the NTC will start issuing 3G licenses or whether AIS will be granted a 3G license at all. This may affect AIS as the concession agreement with TOT will end in 2015.

- **Interconnection of Telecommunications Network**

The NTC has already granted telecommunications licenses to TOT Public Company Limited (TOT) and CAT Telecom Public Company Limited (CAT). AIS, as a telecommunications service operator under a Build-Transfer-Operate concession (BTO) with TOT, still has rights to operate a telecommunications service until the end of the term of the Contract.

In 2006, the NTC officially issued regulations and guidelines regarding the supervision of telecommunications business operations under the Interconnection of Telecommunications Networks Act BE 2549 (IC Regulation) effective 17 May 2006. The IC Regulation stipulates in Clause 126 that every licensed, granted concession in the Contract under the supervision of the NTC shall comply with the regulations with free and fair competition on a commercial basis, and operators who comply with such regulations shall be deemed to have the same rights and obligations as other lawful licensees, namely TOT and CAT. TOT disagrees with this statement and claims that Clause 126 is a means for the NTC to abuse its power and that it is not in accordance with the objectives of Section 40 and 335(2) of the Constitution BE 2540, the Organisation and Allocation of Spectrum Frequencies and Supervision of Radio Broadcasting Business Act BE 2543 and the Telecommunications Business Act BE 2544. Moreover, that at present no interconnection

can be made since the NTC has not granted a license to AIS and AIS does not own the network. The disagreement may affect companies under the Contract who are not able to interconnect or charge for interconnection, and may result in a delay or the suspension of interconnection in the public sector.

Subsequently, AIS, as an operator, has had to comply with the Telecommunications Business Act BE 2544 and NTC guidelines by submitting a Reference Interconnection Offering (RIO) to the NTC. On 1 September 2006, the NTC approved in principle the Reference Interconnection Offering (RIO) and the interconnection charge rate of AIS and other operators and allowed AIS and other operators to negotiate Interconnection Contracts with one another. An Interconnection Contract between AIS and Total Access Communication Public Company Limited was signed on 30 November 2006 and with Truemove Company Limited on 16 January 2007. Other operators such as Triple Three Broadband Company Limited are currently in negotiations.

The issuance of the said regulations will benefit consumers as well as the telecommunications industry as a whole as each operator will be able to connect directly and pay interconnection charges according to the actual traffic in its network. The interconnection charge of each operator will reflect actual costs arising from traffic quantity and will prompt every operator to develop the quality of its network and services in order to maximise benefits to its subscribers. Moreover, AIS, with the highest proportion of subscribers in Thailand (approximately 19 million) is likely to benefit from the revenue increase obtained through interconnection to other networks more than other operators. These regulations bring the beginning of market competition for mobile operators with free and fair competition, which will ultimately benefit the economy and society.

- **Matters of laws related to concession agreements between the private and government sectors**

On 23 January 2007, the Cabinet approved a number of agendas which included an assignment given to the Office of the Council of State to consider legal issues related to concession agreements between private and government sectors. Special emphasis was placed on whether both partners would and how both partners could follow processes stated in the Private Participation in State Undertaking Act 1992, which allows the private sector to be part of the Government's undertakings.

The uncertainty that arose during reformation of policy related to the telecommunications business may affect AIS in many ways including the Company's operational strategy in order to successfully adapt itself to market changes and maximise customers' satisfaction.

5. Risk from Rapidly Changing Technology

The wireless telecommunications business has experienced rapid changes in technology in recent times. AIS, as a key telecommunications operator, may encounter technological competition continuing into the future as newer technologies are introduced. This includes existing technology, which has not yet been widely adopted such as 3G and WiMax, as well as technology which is currently under development. Therefore, AIS is facing the challenge of keeping up with these developments, and much concern is placed on how this will affect its 19 million subscribers. As a result, AIS has prepared operational readiness by updating all information related to technology, and by adopting new technology such as special techniques to expand signalling channels for convenient calling during congested periods. Furthermore, AIS has implemented a specially designed network for buildings and parking areas, established a Network Operation Centre (NOC) to act as a fault detection system, and provided a redundancy system and 24-hour nationwide signalling quality check system utilising Automatic Network Testing System (ANTS) technology in preparation to manage any future change.

The Company and its subsidiaries have entered into related transactions with persons that may have caused possible conflicts of interest. All of these related transactions are made in the ordinary course of business. Related transactions must be approved according to the company's financial practice and regulations and are processed in the same practice as with outside parties with the authorized executives designated and empower by the Company and its subsidiaries to endorse up to a certain limit of budget according to their respective rand and position. The Audit Committee is responsible for reviewing related transactions every quarter in order to ensure no conflict of interest occurred. In case of crucial and non-customary transactions are referred to the Audit Committee or disinterested parties for consideration prior to presenting to the Board of Directors. As these transactions have been, and are being, undertaken in the normal course of business, continued occurrences thereof will still exist in the future. Pricing of these transactions will be on general trading conditions which the price and the conditions are comparable with market rate.

Methods of Related Transactions

Related transactions, commonly regarded as a normal business practice, are conducted in the same way as with external customers, with comparable charged price to other outsiders. The Company clearly outlines authorization criteria for these transactions, especially regarding authorization scopes and approval limits. The Accounting department lists all related transactions each quarter for consideration of the Audit Committee to comment, examination and approval to ensure no conflicts of interest occurred, the necessity and justification to the Company. The observation is then forwarded to the Board of Directors. The company discloses these related party transactions in the notes to financial statements attached to its financial report which has been prepared under generally accepted accounting principles and complies with the notifications or rules of the Stock Exchange of Thailand. As for the related transactions that occurred from a normal course of business, that may give rise to a conflict of interest in the future, the Company will base its consideration on suitability and fairness.

In 2005 and 2006, the Company and its subsidiaries entered into related transactions with persons that may have caused possible conflict of interest, whereby the Company's auditor gives his opinion related thereto in the notes of audited financial statement for the accounting period ended 31 December of 2005 and 2006 reflecting that such transactions are entered under the ordinary courses of business. The prices of transactions for goods and services with the persons of potential conflict are at the market rates applied with third party transactions under normal business conditions. If the rates are not available, the Company will engage independent professional appraisers. In the case of the transactions related to the lease of immovable property, appraisers approved by the SEC office will be engaged to provide a comparative guideline prior to the review by the Audit Committee. Details of the related transactions with persons of potential conflict entered into during such periods are as follows:

Related parties/ Relation to the Company	Detail of transactions	31 December 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
1. Shin Corporation Public Company Limited (SHIN) / SHIN is a major shareholder of the company, holds 42.79% and joint directors. 1. Mr. Boonklee Plangsiri 2. Mr. Somprasong Boonyachai 3. Mrs. Siripen Sitasuwan	The Company and DPC hire SHIN to provide advises and management. The Company pays advisory fee of Baht 14,876,736 per month. The financial management fee is paid on actual cost.					This is a SHIN Group policy to overseeing subsidiaries when holding shares and for managing them so that they cab be operated for maximum benefits of the parent company and shareholders. Advisory fee is charged on monthly basis based on a percentage of total assets, of 0.15% which SHIN consulted Boston Consulting Group (Thailand)-BCG to evaluate advisory fee, consulting and financial management fee and determined by market price of actual transaction. The contract was terminated on July 1, 2006 because of adjustment in corporate governance procedure.
	1. Service income	0.39	0.39	0.64	0.64	
	2.Other Income	0.01	0.01	0.20	0.20	
	3. Advisory and financial management fee	97.40	98.12	201.06	202.26	
	4. Dividend payable	7,961.39	7,961.39	7,076.79	7,076.79	
	5. Rental and other service expenses	5.15	6.00	5.41	8.13	
	6. Trade account payable	-	-	-	0.03	
	7. Payable to associated companies	-	-	2.38	2.49	
	8. Trade account receivable	-	-	-	0.06	
	9. Amount due to related parties	0.14	0.14	-	-	
2. Shin Satellite Public Company Limited (SATTEL)/ SHIN is a major shareholder, holds 41.32% and joint directors 1. Mr. Boonklee Plangsiri 2. Mrs. Siripen Sitasuwan	The Company leases satellite transponder on the Thai Com 1A from SATTEL and pays the lease fee of USD 1,700,000 per year					The only satellite operator in Thailand. The Company is charged at the same rate as with external customers.
	1. Service Income	1.99	1.99	2.83	2.84	
	2. Other Income	-	-	0.72	0.72	
	3. Rental and other service expenses	63.04	63.04	68.61	68.61	
	4. Trade account payable	-	-	5.83	5.83	
	5. Trade account receivable	0.28	0.31	-	0.03	
	6. Amount due to related parties	1.10	1.10	0.01	0.01	
3. Shinawatra Information Technology Company Limited (SIT)/ SHIN is the indirect major shareholder, holds 99.99% and joint directors. 1. Mr. Boonklee Plangsiri 2. Mrs. Siripen Sitasuwan	The Company hires SIT to provide consulting and processing computer management. The contract will be ended at July 31, 2007.					The Computer system of SIT is used for accounting processing under SHIN group, Consulting and management fee are charged at comparable rate to other consultant companies.
	1. Consulting and management fee for computer system	2.63	2.63	2.63	2.63	

Related parties/ Relation to the Company	Detail of transactions	31 December 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
4. SC Matchbox Co., Ltd. (SMB)/ SHIN is the major shareholder, holds 99.96% and joint directors. 1. Mr. Boonklee Plangsiri 2. Mrs. Siripen Sitasuwan	The Company and its subsidiaries hire SMB as an agency to provide publicity for the Company's services to customers through various media on job-by-job basis.					SMB is a creative advertising agency with good understanding the Company's products and maintains information as strictly confidential. Advertising fees are charged at market pricing reference exist. Agency Fee - SMB Media (Full service) 10.00% - SMB Production 12.00% - Third party Media (Full Service) and Production 12.00-17.65%
	1. Service Income	1.33	1.34	1.51	1.54	
	2. Other Income	-	-	-	-	
	3. Rental and other service expenses	3.41	3.42	11.02	11.02	
	4. Advertising fee					
	- Advertising fee, net	569.39	617.02	502.25	528.80	
	- Advertising fee, gross	1,679.81	1,854.17	1,311.38	1,333.97	
	5. Trade account payable	-	5.23	-	5.45	
	6. Payable to associated companies	459.27	486.02	307.53	314.94	
	7. Trade account receivable	-	0.04	-	0.49	
5. Teleinfo Media Co., Ltd. (TMC)/ SHIN is the major shareholder, holds 99.99% and joint directors. 1. Mr. Somprasong Boonyachai 2. Mrs. Siripen Sitasuwan	The Company hires TMC to furnish information for mobile phone value added services such as astrology, lotto, and comic story. The Company pays actual services fee on monthly basis.					TMC has a specialization in providing information for mobile phone value added services. The Company pays service charge by percentage based on revenue from customer and depended on kind of services. Rate is ranged from 40-60% at the same as with other content providers.
	1. Service Income	1.50	2.21	0.84	0.94	
	2. Other Income	-	-	0.09	0.09	
	3. Service fee	48.05	48.42	46.65	47.07	
	4. Advertising fee	-	-	1.95	1.95	
	5. Trade account payable	4.79	4.83	7.59	7.61	
	6. Payable to associated companies	-	0.02	-	0.04	
	7. Trade account receivable	0.20	0.20	0.14	0.18	
	8. Amount due to related parties	0.12	0.12	-	-	

Related parties/ Relation to the Company	Detail of transactions	31 December 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
6. **I.T. Applications and Services Co.,Ltd. (ITAS) /** SHIN is the major shareholder, holds 99.99%, and joint directors. . 1. Mr. Somprasong Boonyachai 2. Mrs. Siripen Sitasuwan	The Company engages ITAS for computer program improvement and development on a job-by-job basis. The Company and its subsidiaries have utilized computer service providing by ITAS since May 1, 2004. Service fee are charged at the same rate that paid to SIT.					ITAS provides computer program improvement and development for only the Company and other related companies. ITAS charges the Company at comparable rate to other consultant companies. The average service charge depends on kind of works and level of consultant.
	1. Service Income	0.01	0.05	0.03	0.03	
	2. Other Income	-	-	0.26	0.26	
	3. Consulting and management fee for computer system	0.68	0.93	-	-	
	4. Trade account payable	-	-	0.72	0.72	
	5. Payable to associated companies	3.59	4.16	8.28	8.28	
	6. Rental and other service expenses	43.36	62.44	42.92	59.22	
	7. Amount due to related parties	0.01	0.01	-	-	
7. **Singtel Strategic Investments Pte. Ltd. and its group (Singtel) /** Singtel is a major shareholder of the Company, holds 21.40%.	The Company enters into an agreement with some companies of Singtel group for joint International Roaming operation. The Company also pays salary and remuneration to Singapore Telecom International Pte. Ltd (STI) by consideration STI operational staff. The expense is charged on actual basis.					International Roaming with Singtel is under the ordinary course of business since the Company provides international mobile service to foreign operators. Both parties charge each other at the accepted price by deduct profit from their customers. STI has an agreement with the Company that STI needs to provide operational staff to help the Company for management and any techniques. The Company pays service fee to STI by actual basis or agreement.
	1. Service Income	693.54	693.54	612.19	612.19	
	2. Other Income	0.12	0.12	-	-	
	3. International Roaming expense	331.59	331.59	283.94	283.94	
	4. Salary and other remuneration	25.53	25.53	22.23	22.23	
	5. Dividend payment	3,578.40	3,578.40	3,180.80	3,180.80	
	6. Trade account payable	47.67	47.67	46.44	46.44	
	7. Payable to associated companies	16.50	16.50	11.60	11.60	
	8. Trade account receivable	133.60	133.60	124.61	124.61	

Related parties/ Relation to the Company	Detail of transactions	31 December 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
8. C.S. Lox info Co., Ltd. (CSC) / SHIN is an indirect major shareholder, holds 40.02% and joint directors. 1. Mr. Boonklee Plangsiri 2. Mrs. Siripen Sitasuwan	CSL serves internet service to the company and ADC provides datanet service to CSL.					CSC provides internet service and charge the Company at the same rate as with external customers.
	1. Service Income	1.33	110.53	2.29	77.83	
	2. Other Income	0.09	1.84	0.01	8.81	
	3. Rental and other service expenses	17.33	23.28	16.93	26.42	
	4. Unearned income from service fee	-	-	-	67.87	
	5. Trade account payable	0.48	0.48	1.51	-	
	6. Payable to associated companies	3.94	12.93	1.37	1.38	
	7. Trade account receivable	0.01	8.13	0.01	6.20	
	8. Amount due to related parties	0.09	0.93	-	1.07	
9. Shineedotcom Co.,Ltd. (Shinee) / SHIN is an indirect major shareholder, holds 70.00%.	The Company engages Shinee for its content services providing for the Company's customer.					Shinee has a specialization in designing and creating website with variety contents as the Company needs. The Company pays service charge by percentage based on revenue from customers which depends on the kind of service. Rate ranges are 40-60% at the same rate as with other content providers.
	1. Service Income	0.45	3.32	2.49	4.58	
	2. Other Income	0.41	0.41	-	-	
	3. Other service fee	85.83	85.86	70.90	70.95	
	4. Trade account payable	7.25	7.27	7.56	7.59	
	5. Payable to associated companies	0.59	0.63	-	-	
	6. Trade account receivable	0.03	0.09	0.47	0.66	
10. The Company's Directors	The Company's directors hold company debentures.					The Company issued debentures for public and offered at market price. The Company's debentures are rated at AA by TRIS and debenture holders obtain good returns.
	1. Investment funds in the Company's debentures	-	-	37.00	37.00	
	2. Interest payment	1.48	1.48	2.16	2.16	
11. Thanachart Insurance Co., Ltd. / Mr. Supadej Poonpipat, MD of Thanachart Group, is a company's director and Mrs. Siripen Sitasuwan* is a joint director	The Company pays insurance charge for base stations and equipments.					It provides insurance service for the Company at the same charging rate from external customers.
	1. Insurance payment.	69.81	76.69	58.37	63.98	

* *Resigned from the director of Thanachart Insurance Co., Ltd. since February 12, 2007*

Related parties/ Relation to the Company	Detail of transactions	31 December 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
12. Thanachart Capital Public Co., Ltd.(TCAP) / Mr. Supadej Poonpipat, MD of Thanachart Group, is a company's director and Mrs. Siripen Sitasuwan is a joint director.	The Company pays computer finance leasing and office space rent.					TCAP provides finance lease service and charge the Company at the same rate from external customers. The computers lease contracts were ended on 27 July 2006 and 27 November 2006, respectively.
	1. Computer leased rental expense	-	-	89.52	89.52	
	2. Rental and other service expense	-	-	0.39	0.39	
13. ITV PLC., Ltd (ITV) / SHIN is a major shareholder; hold 52.92% and joint directors.	The Company advertises and purchases station airtime from ITV, as well as ITV uses the Company mobile phone services.					ITV operates as the first UHF system television in Thailand. ITV's activities cover acquisition, sale of advertising airtime and broadcasting television signals for nationwide viewing. The Company is charged at the same rate as with external customers.
1. Mr. Boonklee Plangsiri	1. Service Income	1.89	2.08	2.65	2.90	
2. Mr. Somprasong Boonyachai	2. Other Income	1.56	1.56	3.18	3.18	
3. Mrs. Siripen Sitasuwan	3. Rental and other service expenses	26.10	26.12	7.48	7.48	
	4. Trade account payable	-	0.02	-	-	
	5. Trade account receivable	0.20	0.23	0.02	0.10	
	6. Amount due to related parties	0.19	0.19	-	-	
14. Payment Solution Co., Ltd. (PCS) / SHIN is an indirect major shareholder, holds 99.99%.	The Company and its have cooperated with PSC to provide mobile phone and internet payment services via electronic cash card of PSC because target customers are similar.					PCS provides electronic cash card, OK Cash Card, which users can make payment to buy goods and/ or services. Charged prices are comparable with market rate.
	1. Service Income	1.88	3.59	1.33	2.00	
	2. Trade account payable	-	5.02	-	0.45	
	3. Payable to associated companies	0.01	0.01	-	-	
	4. Trade account receivable	-	1.62	-	0.67	
	5. Amount due to related parties	0.34	0.34	-	-	

On January 23, 2006, The Shinnawatra family, the ex-principal shareholders of SHIN, sold all their shares 49.60% to Cedar Holding Company Limited and Aspen Holding Company Limited. Then, the Companies under Shinnawatra family ceased from being the conflicting companies. However, the Company disclosed related transaction with Shinnawatra family until January 31, 2006 and details of the related transactions entered into during such periods are as follows:

Related parties/ Relation to the Company	Detail of transactions	31 January 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
15. OAI Leasing Co., Ltd. (OAIL) / Shinawatra family, a major SHIN shareholder, holds 45.00%	The Company and ADC lease 258 vehicles at various branches from OAIL.					They are specialized in the lease of vehicles, serve only for related companies at reasonable prices and provide efficient quality services.
	1. Service Income	-	-	0.02	0.02	
	2. Rental and other service expenses	3.27	3.92	37.06	44.75	
	3. Trade account payable	-	-	-	0.07	
16. SC Office Park Co., Ltd. (SOP)/ The Shinawatra family, a major SHIN shareholder, holds 99.99%	The Company rents the total office space of 29,589.81 square metres in Shinawatra Tower 1, 2 and parking space in Phaholyothin Soi 13. DPC rents 2,708 square metres for goods storage. ACC rents 684.90 square metres.					The Company uses external appraisers which are reviewed by SEC to evaluate property rental rate for guidance associate with location, facility, relocate and decoration cost for rental agreement consideration.
	1. Service Income	-	-	0.02	0.02	
	2. Rental and other service expenses	22.95	23.93	272.72	283.86	
	3. Trade account payable	-	-	1.12	1.15	
	4. Payable to associated companies	-	-	13.70	14.00	
	5. Amount due to related parties	-	-	-	1.16	
17. P.T. Corporation CO., Ltd. (PT)/ The Shinawatra family, a major SHIN shareholder, holds 99.98%	The Company rents warehouse space located in Kanna Yao district, office space and roof-top space of a building located in Thanonnakhornchaisri district, building space located Thong Song Hong and Bangkhen District, and roof-top space for base station installation at the Wang Hin Condo Town project.					The Company uses external appraisers which are reviewed by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for rental agreement consideration.
	1. Service Income	-	-	0.14	0.14	
	2. Rental and other service expenses	1.10	1.10	13.10	13.10	
	3. Trade account payable	-	-	0.57	0.57	
	4. Payable to associated companies	-	-	0.06	0.06	

Related parties/ Relation to the Company	Detail of transactions	31 January 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
18. Worth Supplies Co., Ltd. (WS)/ The Shinawatra family, a major SHIN shareholder, holds 68.17%	The Company rents office space total of 2,391.30 square meters in Shinawatra Group's building (Chiang Mai).					The building has been utilized by the Company at the beginning. The Company also invested in the full utilities on the leased premises and fully utilize. The Company uses external appraisers which are reviewed by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification to consider of rental agreement.
	1. Rental and other service expenses	0.69	0.69	13.58	13.58	
	2. Trade account payable	-	-	0.46	0.46	
	3. Payable to associated companies	-	-	0.11	0.11	
19. Upcountry Land Co., Ltd. (UP) / Shinawatra family, a major SHIN shareholder, holds 99.99%	The Company rents office space and some spaces for base station installation in Bangkok and other provinces, totaling 103 sites.					UP is a specialized in providing rental spaces throughout country, which meet route requirement in a timely manner. The Company uses external appraisers which are reviewed by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Service Income	-	-	0.06	0.06	
	2. Rental and other service expenses	10.82	10.82	130.99	130.99	
	3. Trade account payable	-	-	0.65	0.65	
	4. Payable to associated companies	-	-	0.08	0.08	
20. SC Asset Corp Co., Ltd. (SC ASSET) / Shinawatra family, a major SHIN shareholder, holds 60.82%	The Company rents 9,974.25 square metres and DPC rents 1,024 square metres office spaces of Shinawatra Tower 3.					The Company uses external appraisers which are reviewed by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for rental agreement consideration.
	1. Service Income	0.56	0.56	9.95	9.95	
	2. Other Income	-	-	-	-	
	3. Rental and other service expenses	7.11	8.61	80.80	98.96	
	4. Trade account payable	-	-	1.03	2.05	
	5. Payable to associated companies	-	-	4.71	4.96	
	6. Trade account receivable	-	-	1.00	1.01	
	7. Amount due to related parties	-	-	0.21	0.21	

Related parties/ Relation to the Company	Detail of transactions	31 January 2006 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
21. OAI consultant and management CO., Ltd. (OCM) / Shinawatra family, a major SHIN shareholder, holds 84.21%	OCM serves the banquet ballroom for AIS to train staffs and seminar. 1. Service Income 2. Rental and other service expenses 3. Trade account payable 4. Payable to associated companies 5. Trade account receivable	- 0.01 - - -	- 0.01 - - -	0.12 1.07 0.02 0.02 0.01	0.12 1.07 0.02 0.02 0.01	OCM is a specialized in banquet service providing and charge at comparative price when compared with other contractors.
22. BP Property Co., Ltd. / Shinawatra family, a major SHIN shareholder, holds 88.22%	The Company rents roof-top space of SC Sathorn Mansion to install some equipments. 1. Service Income 2. Rental and other service expenses 3. Trade account payable	- 0.04 -	- 0.04 -	0.02 0.68 0.07	0.02 0.68 0.07	The Company uses external appraisers which are reviewed by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
23. Bangkok Telecom Engineering Co., Ltd. (BTE) / Shinawatra family, a major SHIN shareholder, holds 99.99%	The Company and DPC engage BTE for telecommunication equipment installation. 1. Cost of communication equipment 2. Other service fee 3. Trade account payable 4. Amount due to related parties	0.06 4.45 - -	0.06 4.46 - -	- 84.78 26.82 0.01	- 88.35 28.89 0.01	BTE is a specialized in installing base station and charge at comparative price when compared with other contractors. They have to submit tenders in line with acquisition and employment policy.
24. The Shinawatra family	The Shinawatra family holds Company debentures. 1. Investment funds in the Company's debentures 2. Interest payment	- 0.04	- 0.04	10.00 0.53	10.00 0.53	The Company issued debentures for public and offered at market price. The Company's debentures are rated at AA by TRIS and debenture holders obtain good returns.

Overview

The Group reported total subscribers of 19.5 million as of Dec-06, represented a net addition of 3.1 million or 19% subscriber growth.

As at end of December 2006, AIS and its subsidiaries ("The Group) had a total of 19.5 million mobile subscribers, comprising of 2.2 million postpaid subscribers (GSM Advance and GSM 1800) and 17.3 million prepaid (One-2-Call!) subscribers. This represented net additions of 3.1 million in 2006 or 19% subscriber growth from last year. For 4Q06, the Group added a total of 1.8 million subscribers, increased from 1.3 million for the nine-month period of 2006 (9M06) and 315,700 in 4Q05.

Total revenues were Baht 91,428 million in 2006, a decline of 1.2% y-o-y from Baht 92,517 million in 2005. Service revenues were Baht 76,053 million in 2006, decreased 5.6% year-on-year (y-o-y) from Baht 80,534 million in 2005 due to aggressive market competitions. Sales revenues improved 28.3% y-o-y to Baht 15,375 million in 2006, from Baht 11,983 million in 2005, resulted from strong growth in handset sales. For 4Q06, the Group reported total revenues of Baht 22,328 million, a fall of 8% y-o-y but increased 1.9% quarter-on-quarter (q-o-q). Historically, service revenues in the fourth quarter are usually the highest of the year as it is a festive season with the highest usage. Nevertheless, service revenues in 4Q06 were relatively flat compared to 3Q06 due to relatively low usage during October to November. This could be a result of floods in many areas of Thailand since 3Q06.

The Group incurred higher total cost of Baht 55,956 million in 2006, represented a 3.2% y-o-y increase from Baht 54,198 million in 2005 due mainly to higher cost of sales. Concession fee and excise tax as percentage to service revenues were 24.7% in 2006, increased from 23.9% in 2005 as a result of a full year impact from an increase in regulatory fee on postpaid service. SG&A expenses were Baht 11,421 million in 2006, increased 13.4% y-o-y from Baht 10,067 million in 2005 because of higher marketing expenses, administrative expenses and staff costs.

In this period, the Group recorded other income of Baht 1,015 million, increased 74.1% y-o-y from Baht 583 million in 2005 mainly from interest income. Net profit was Baht 16,256 million in 2006, declined 13.2% from Baht 18,725 million in 2005.

Results of operations - yearly comparison

Million Baht	**FY2006**	**FY2005 Restated**	**% change y-o-y**
Service revenue	76,053	80,534	(5.6%)
Sales revenue	15,375	11,983	28.3%
Total revenue	91,428	92,517	(1.2%)
Total cost	55,956	54,198	3.2%
Gross profit	35,473	38,318	(7.4%)
SG&A	11,421	10,067	13.4%
Earnings before tax	23,568	27,339	(13.8%)
Net profit	16,256	18,725	(13.2%)

Revenues & Profitability

Total Revenue

In 2006, service revenues dropped 5.6% y-o-y despite of 19% subscriber growth due to aggressive competitions.

Total revenues were Baht 91,428 million in 2006, a decline of 1.2% y-o-y from Baht 92,517 million in 2005. Of total revenues, 83.2% represented revenues from mobile services and the rest 16.8% was from handset and SIM card sales.

Service revenues were Baht 76,053 million in 2006, decreased 5.6% y-o-y from Baht 80,534 million in 2005 despite of 19% subscriber growth due mainly to aggressive tariff plans in tough competitive environment during 2006. In 4Q06, the Group reported total revenues of Baht 22,328 million, a fall of 8% y-o-y but increased 1.9% q-o-q. Historically, service revenues in the fourth quarter are usually the highest of the year as it is a festive season with the highest usage. Nevertheless, service revenues in 4Q06 were relatively flat compared to 3Q06 due to relatively low usage during October to November. This could be a result of floods in many areas of Thailand since 3Q06.

Sales revenues increased 28.3% y-o-y to Baht 15,375 million in 2006 from Baht 11,983 million in 2005 attributed to strong growth in handset sales. Sales revenue represented 16.8% of total revenue, increased from 13% in 2005.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 2006 The Group incurred Baht 55,956 million of total cost, increased 3.2% y-o-y from Baht 54,198 million in 2005.

Cost of services and equipment rentals were Baht 23,139 million in 2006, decreased 4.4% y-o-y from Baht 24,205 million in 2005 attributed to a fall of network amortization cost as some assets under concession agreement had been fully amortized.

In 2006, the Group started to book a numbering fee to the National Telecommunications Commission (NTC) at Baht1/number/month for existing number received before September 2006 and at Baht2/number/month for new number granted by NTC.

Concession fee and excise tax to service revenues in 2006 increased as a result of a full year impact from an increase in regulatory fee on postpaid service.

The concession fee and excise tax were Baht 18,754 million in 2006, decreased 2.4% y-o-y from Baht 19,215 million in 2005. Concession fee and excise tax as percentage of service revenue in 2006 was 24.7%, increased from 23.9% in 2005 as a result of a full year impact from an increase in regulatory fee on postpaid service. Regulatory fee for GSM Advance increased from 25% to the highest step of 30% since October 2005 while that of GSM 1800 increased from 20% to 25% since September 2006.

Cost of sales were Baht 14,063 million in 2006 increased 30.5% y-o-y from Baht 10,778 million in 2005. This represented sales margin of 8.5% in 2006 compared to 10% in 2005 due to pressured handset margin in the market and a clearance of stock at year-end.

Marketing expenses to total revenues grew to 3.7% in 2006 due to increased marketing activities and spending on brand refreshment.

Selling and administrative expenses were Baht 11,421 million in 2006, represented an increase of 13.4% y-o-y from Baht 10,067 million in 2005 due to higher marketing expenses, administrative expenses and staff costs. In 2006, marketing expenses to total revenues grew to 3.7% from 2.9% in 2005 due to increasing marketing activities and spending on refreshments of the

Liquidity improved due to increase in cash, handset inventories and prepaid expenses.

Group's three brands - GSM Advance, One-2-call! and Sawasdee. Staff costs rose 26% as the Group has under provided staff bonus for FY05. This caused lower-than-usual staff expense in FY05 but higher-than-usual staff expense in FY06.

The Group incurred a slight increase of interest expenses of Baht 1,538 million in 2006, increased slightly from Baht 1,529 million in 2005 despite of higher borrowings because new debenture and syndicated loan were borrowed during the end of the year. The Group issued long-term debentures of total Baht 11,427 million around end of 3Q06 and borrowed a JPY-denominated syndicated loan which was fully-swap into Thai Baht in total of Baht 9,485 million in 4Q06. The purpose of borrowing was to finance capital expenditure, refinance matured debts and support its operations.

Net Profit

The Group posted a net profit of Baht 16,256 million in 2006, a fall of 13.2% y-o-y from Baht 18,725 million in 2005.

Liquidity

As at end of December 2006, current ratio improved to 74% from 55% as of December 2005. This was resulted from an increase in amount of cash and cash equivalents, handset inventories and prepaid expenses for refill card.

Current assets

As of 31 December 2006, the Group's current assets was Baht 22,893 million, increased 12.5% from Baht 20,347 million as of 31 December 2005 due to increase in cash, handset inventories and prepaid expenses for refill card.

Current liabilities

Total current liabilities decreased to Baht 31,039 million as at end of December 2006 from Baht 36,734 million at the end of December 2005 due to decrease in current portion of long-term debt.

	31 December 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Short term loans from financial institution	1,000	1.8%	-	-
Trade accounts payable	5,760	10.2%	4,520	9.4%
Current portion of long-term debentures, net, and long-term borrowings	6,507	11.5%	14,241	29.7%
Concession right payable, accrued concession fee and excise tax	7,155	12.6%	7,354	15.3%
Other current liabilities	10,616	18.7%	10,619	22.1%

Total Asset grew from increase in cash and fixed assets for network capacity expansion.

Assets

Total assets, as of 31 December 2006 was Baht 134,301 million, grew by Baht 6,341 million from Baht 127,960 million as of 31 December 2005. The increase came from increases in cash & cash equivalents and asset under concession agreement as the Company continued to invest in network capacity and quality.

Current assets accounted for 17.0% of total assets. Details of major items were as follows.

	31 December 2006		31 December 2005	
	Million Baht	% Total assets	Million Baht	% Total assets
Current assets	22,893	17.0%	20,347	15.9%
Property, plant and equipment, net	7,797	5.8%	8,259	6.5%
Asset under concession agreement, net	81,096	60.4%	75,843	59.3%
Deferred tax assets	9,763	7.3%	8,946	7.0%
Other non-current assets	12,752	9.5%	14,565	11.4%

The Group had strong capital structure, which support its ability to pay high dividend pay-out.

Capital structure

The Group's balance sheet and capital structure remained strong which support company's ability to continue high dividend payout. The strong capital structure reflected in low total liabilities to equity at 73% as of 31 December 2006, compared to 60% as of 31 December 2005. The increase in ratio was a result of an increase in total borrowings in this period.

Net debt to equity (Net debt = total debentures and borrowings minus cash) also increased to 26% as of 31 December 2006 from 18% as of 31 December 2005.

Despite of increased leverage, the Group has its credit rating maintained at AA from TRIS and A- from S&P. This also supports the Company to continue paying high dividend.

Debentures and Loans

As at end of December 2006, the Group had total debentures and borrowings of Baht 33,149 million, rising from Baht 25,451 million in 2005. In 3Q06, the Group issued long-term debentures of Baht 11,427 million and in 4Q06 borrowed a JPY-denominated syndicated loan which was fully-swap into Thai Baht in total of Baht 9,485 million. The purpose of borrowings was to finance capital expenditure, refinance matured debts and support its operations. The issued debentures have 3-7 years of maturity with an average interest rate of 5.90% per annum. Syndicated loan has a 5-year maturity with a bullet payment and average interest rate of ~5.4-5.6% per annum.

	31 December 2006		31 December 2005	
	Million Baht	**% Total Liabilities**	**Million Baht**	**% Total Liabilities**
Short term borrowing	1,000	1.8%	-	-
Current portion of long-term debentures, net, and long-term borrowings	6,507	11.5%	14,241	29.7%
Long-term debentures, net, and long-term borrowings	25,642*	45.2%	11,210	23.3%
Total interest bearing debts	**33,149**	**58.5%**	**25,451**	**53.0%**

** JPY-denominated syndicated loan swap into Thai Baht in total of Baht 9,485 million*

Shareholders' equity

The Group's shareholder's equity decreased to Baht 77,599 million as of 31 December 2006 from Baht 79,935 million as of 31 December 2005, mainly due to dividend payment of total Baht 18,669 million.

Cash Flow

Cash flow continued to be strong and sufficient to finance capex.

In 2006, cash flow position remained strong. The Group generated net cash flow from operations (after interest, tax and changes in working capital) of Baht 35,026 million and had proceed from short term loan, new debentures and borrowings of Baht 21,895 million. The use of funds was to spend on capital expenditure of Baht 20,097 million, repay long term debenture of Baht 14,250 million, repay financial lease of Baht 16.5 million, and dividend payment of Baht 18,669 million. The rest amount was kept as cash on hand.

To the Shareholders of Advanced Info Service Public Company Limited

In 2006, the Board of Directors appointed three new independent directors with expertise in finance, accounting, law, and business administration as the Audit Committee to replace three former Committee members who had resigned. At present, the Audit Committee of the Company comprises Mr Aviruth Wongbuddhapitak as Chairman, Mrs Tasanee Manorot and Mr Surasak Vajasit as Committee members, and Mrs Suvimon Kulalert as Secretary. All members possess adequate qualifications for their posts as required by the Audit Committee Charter and in accordance with the Stock Exchange of Thailand's Best Practice Guidelines.

The Audit Committee has performed its duties and responsibilities as assigned by the Board of Directors in supervising and overseeing the Company's state of affairs in order to show precisely and ensure that Management and executive directors, who are accountable to shareholders of the Company, execute their duties with honesty and responsibility, and in accordance with the policy of the Company accurately and completely, and by reaching a level of standard practice. The Audit Committee conducted a total of eleven meetings in 2006 and appropriately discussed and shared opinions with senior management, external auditors, and internal auditors on related matters. This can be summarised as follows:

1. Reviewed quarterly and annual financial statements of the Company and its subsidiaries for 2006, which had already been reviewed and audited by the external auditor, before submitting them to the Board of Directors for approval. The Audit Committee inquired into the accuracy and completeness of financial statements of the external auditor and Management, and the adequacy of financial disclosure. In addition, the Audit Committee considered and acknowledged the management letter and audit approach for the external auditor's 2006 financial statements. The Audit Committee came to the conclusion that internal control of the financial reporting process was adequate to ensure that such financial statements represented the Company's financial status and operating results accurately, that they were in accordance with legally defined accounting principles, and that they were adequately and promptly disclosed for the benefit of investors and users of such statements when making investment decisions.

2. Reviewed connected transactions executed by the Company with related parties who were considered as having a conflict of interest, and reviewed the sufficiency of the disclosure of these transactions in accordance with the requirements of the Stock Exchange of Thailand. The Audit Committee came to the conclusion that the aforementioned transactions were conducted by Management fairly and priced with a view to giving the utmost benefit to the Company at an arm's length basis, and that they were accurately and adequately disclosed.

3. Reviewed, from a total of four meetings, compliance with Securities and Exchange laws, regulations of the Stock Exchange of Thailand, and other relevant laws including Securities and Exchange acts, regulations of the Securities and Exchange Commission, the Public Company Act BE 2535, rules and regulations of the National Telecommunications Commission (NTC), the Revenue Code, Labour Law, business commitments with third party agreements, and other lawsuits with the Company's counsel and Compliance Department. The Audit Committee came to the conclusion that the Company had complied with all applicable regulatory requirements.

4. Reviewed the Internal Control System in its evaluation of the adequacy and effectiveness of the Company in achieving its goals. The Audit Committee reviewed the Internal Audit Report for 2006, according to the approved Internal Audit Action Plan, of major business processes such as the IT Security System, the service revenue process and Network Quality Management. There were no major weaknesses or significant errors in internal control. In addition, the Audit Committee evaluated the Company's Internal Control System, which consisted of management control, financial control, and compliance control based on guidelines of the Office of the Securities and Exchange Commission. The Audit Committee came to the conclusion that the Internal Control System was adequate and functioning effectively with regards to the internal environment, risk assessment, control activities, information and communication systems, and monitoring system.

5. Reviewed the Risk Management System to evaluate its adequacy and effectiveness. The Audit Committee considered risk management policy, the Risk Management Manual, risk identification, and risk response including the progress of the Risk Management Plan as proposed by the Risk Management Committee on a quarterly basis. The Audit

Committee came to the conclusion that the Risk Management System was adequate and functioning effectively with clear objectives, complete risk identification, appropriate risk assessment and risk response, and included clearly positioned responsible persons to monitor and minimise risk levels to risk appetite levels.

6. The Audit Committee reviewed the mission, scope of work, accountability and responsibility, independence, and authority of internal audit activities including the organisation of and manpower within the Internal Audit Department. In addition, the Audit Committee reviewed and agreed with the Internal Audit Manual and approved amendment of the Internal Audit Charter to be revised to comply with International Standards for the Professional Practice of Internal Auditing. Moreover, the Audit Committee reviewed internal audit reports every two months and reviewed the results of internal audit performance compared with key performance indicators, including the results of a satisfaction survey of internal audit activities from the Audit Committee, Management, and every level of the auditee. The Audit Committee approved the Internal Audit Action Plan for 2007 under a risk-based approach, including the Internal Audit Quality Control Plan, and the Proficiency and Competency Plan, and came to the conclusion that the Internal Auditing System was performed independently, adequately, and effectively, and incorporated continuous improvement of internal audit processes and human resources to follow international standards.

7. Proposed Audit Committee reports to the Board quarterly and provided useful recommendations for the overseeing of business operations to Management. Management improved its operations appropriately in accordance with these recommendations.

8. Reviewed and proposed amendments to the Audit Committee Charter to the Board for approval regarding the Audit Committee's qualifications, its scope and duties, and meetings to be consistent with Best Practice Guidelines of the Stock Exchange of Thailand, and to be in line with the Company's Corporate Governance Policy. The Board of Directors has already approved such amendment.

9. Considered the nomination and appointment of the external auditor and the annual audit fee for 2007 to seek approval from the Company's Board of Directors for the 2007 General Shareholders' Meeting. The Audit Committee reviewed the independence, performance, and services of the external auditor including the audit fees, and judged that the external auditor gave useful opinions and recommendations regarding financial reporting and internal control. Therefore, the Audit Committee proposed that an external auditor from PricewaterhouseCoopers ABAS Ltd be appointed the Certified Public Accountant of the Company for 2007. This recommendation was made to the Board of Directors prior to being presented at the General Shareholders' Meeting.

10. The Audit Committee conducted a self-assessment, by benchmarking against Best Practice Guidelines, to review and evaluate its scope and performance, which consisted of its composition, meetings, activities, and dealings with Management and the external auditor. The Audit Committee came to the conclusion that its scope and performance were consistent with Best Practice Guidelines to effectively aid the fulfilment of good corporate governance.

In 2006, the Audit Committee exercised its judgement and independently fulfilled its duties and responsibilities with sufficient competency, with circumspectness, and with full access to information from Management, employees, and relevant persons. The Audit Committee also gave comments and recommendations on the equitable treatment of stakeholders.

In summary, the Audit Committee gave judgment that the Board of Directors, Management, and executive directors have operated with an ethical mind and have had the intention of performing duties professionally to achieve the Company's goals. Furthermore, the Company has committed itself to an "importance of business" principle under an effective Internal Control System. In addition, the Company has established a concise and appropriate Risk Management System and has effective corporate governance.

Mr Aviruth Wongbuddhapitak Chairman of the Audit Committee	Mrs Tasanee Manorot Audit Committee member	Mr Surasak Vajasit Audit Committee member

BOARD OF DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors is responsible for Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimation. Important information is adequately and transparency disclosed in the notes to financial statements for the Company shareholders and investors.

The Board of Directors has provided and maintained risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weakness that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy financial reports, review internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have included in the Audit Committee Report which presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to the satisfactory level and rendered credibility and reliability to Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements for the year ended December 31, 2006. The Board of Directors also believe that all these financial statements have been prepared in accordance with generally accepted accounting principles and related regulations.

(Dr. Paiboon Limpaphayom)
Chairman of the Board of Directors

(Mr. Somprasong Boonyachai)
Chairman of the Executive Committee

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheet as at 31 December 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and company financial statements (before restatement) of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited for the year ended 31 December 2005, were audited by another auditor from the same firm as myself, whose report dated 27 February 2006, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2006, and the consolidated and company results of operations, and cash flows for the year then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

SUCHART LUENGSURASWAT
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok

23 February 2007

Advanced Info Service Public Company Limited

As at 31 December 2006 and 2005

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
ASSETS					
Current Assets					
Cash and cash equivalents	6	12,742,217,840	11,456,372,999	3,725,033,698	1,824,526,104
Short-term investments	7,33	118,186,639	298,840,229	-	-
Trade accounts receivable, net	8	4,898,181,586	4,526,263,753	5,288,900,193	5,450,855,918
Amounts due from and loans to related parties	33	2,972,924	3,017,020	87,112,658	40,076,246
Receivables for cash card		620,504,812	1,266,493,720	-	-
Value added tax receivables - third party		463,557,468	214,745,807	463,557,468	214,745,807
Inventories and spare part inventories for					
mobile phone network maintenance, net	9	2,055,466,362	1,347,140,904	113,363,630	186,223,733
Other current assets	10	1,991,808,285	1,233,709,101	1,756,240,054	1,016,911,253
Total Current Assets		22,892,895,916	20,346,583,533	11,434,207,701	8,733,339,061
Non-Current Assets					
Investments in subsidiaries, net	11	-	-	27,604,346,559	30,977,001,909
Property, plant and equipment, net	12	7,797,322,809	8,259,476,007	7,021,665,906	7,917,281,797
Assets under concession agreements, net	13	81,095,902,900	75,842,690,139	74,763,193,336	68,028,652,961
Intangible assets					
Computer software, net	14	1,308,758,923	1,440,356,512	1,234,412,300	1,351,641,686
Concession rights, net	15	3,051,104,407	3,505,927,447	-	-
Goodwill, net	15	7,837,042,669	9,003,946,669	-	-
Deferred tax assets	21	9,762,601,310	8,945,615,029	8,813,221,985	8,018,573,935
Other non-current assets, net	16	555,145,028	614,907,761	441,227,263	516,565,973
Total Non-Current Assets		111,407,878,046	107,612,919,564	119,878,067,349	116,809,718,261
Total Assets		134,300,773,962	127,959,503,097	131,312,275,050	125,543,057,322

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005	2006	2005
	Notes	Baht	Restated Baht	Baht	Restated Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loan from a financial institution	18	1,000,000,000	-	1,000,000,000	-
Trade accounts payable	17	5,759,710,259	4,520,100,077	5,662,484,910	4,482,010,251
Amounts due to and loans from related parties	33	523,209,571	365,129,112	4,925,438,937	8,479,779,899
Current portion of long-term debentures, net, and long-term borrowings	18	6,507,227,304	14,240,938,545	6,504,184,175	14,240,601,088
Concession right payable, accrued concession fee and excise tax	20	7,155,341,329	7,354,234,469	2,051,951,128	2,295,986,824
Unearned income - mobile phone service		3,658,799,935	2,198,430,353	4,072,274,829	2,202,184,922
Advance receipt from customers		1,090,978,614	3,315,127,670	-	-
Income tax payable		2,963,490,438	2,992,232,486	2,576,870,420	2,213,434,373
Deferred tax liabilities	21	-	92,183,837	-	-
Other current liabilities	19	2,379,902,994	1,655,828,307	1,947,159,308	1,389,279,070
Total Current Liabilities		31,038,660,444	36,734,204,856	28,740,363,707	35,303,276,427
Non-Current Liabilities					
Swap contracts payable, net	3	137,954,287	-	137,954,287	-
Long-term debentures, net, and long-term borrowings	18	25,504,303,725	11,209,805,854	25,496,004,083	11,208,334,444
Other non-current liabilities		20,847,018	80,940,545	-	-
Total Non-Current Liabilities		25,663,105,030	11,290,746,399	25,633,958,370	11,208,334,444
Total Liabilities		56,701,765,474	48,024,951,255	54,374,322,077	46,511,610,871

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005	2006	2005
	Notes	Baht	Restated Baht	Baht	Restated Baht
LIABILITIES AND SHAREHOLDERS' EQUITY (continued)					
Shareholders' Equity					
Share capital					
Authorised share capital		4,997,459,800	5,000,000,000	4,997,459,800	5,000,000,000
Issued and fully paid-up share capital	25	2,953,546,816	2,950,639,869	2,953,546,816	2,950,639,869
Premium on share capital	25	20,978,563,672	20,729,933,193	20,978,563,672	20,729,933,193
Advanced receipts for share subscription	25,34	14,503,874	25,257,338	14,503,874	25,257,338
Fair value reserve of available-for-sale securities		-	17,669,750	-	-
Unrealised gain from dilution of investment		161,186,663	161,186,663	161,186,663	161,186,663
Retained earnings					
Appropriated - Legal reserve	26	500,000,000	500,000,000	500,000,000	500,000,000
Appropriated - Capital reserve for treasury stock		-	83,129,756	-	83,129,756
Unappropriated		52,330,151,948	54,664,429,388	52,330,151,948	54,664,429,388
Treasury stock	27	-	(83,129,756)	-	(83,129,756)
Total Parent's Shareholders' Equity		76,937,952,973	79,049,116,201	76,937,952,973	79,031,446,451
Minority interests		661,055,515	885,435,641	-	-
Total Shareholders' Equity, net		77,599,008,488	79,934,551,842	76,937,952,973	79,031,446,451
Total Liabilities and Shareholders' Equity		134,300,773,962	127,959,503,097	131,312,275,050	125,543,057,322

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

STATEMENTS OF INCOME

Advanced Info Service Public Company Limited

For the years ended 31 December 2006 and 2005

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
Revenues					
Revenues from services and equipment rentals		76,052,889,453	80,533,632,640	72,067,987,774	74,882,896,572
Sales		15,375,267,096	11,983,015,859	-	-
Total revenues		91,428,156,549	92,516,648,499	72,067,987,774	74,882,896,572
Cost					
Cost of services and equipment rentals		23,138,518,723	24,205,074,557	23,771,123,151	25,300,070,691
Concession fee and excise tax		18,753,963,502	19,215,167,473	17,398,743,344	17,602,350,899
Cost of sales		14,063,099,404	10,778,253,832	-	-
Total cost		55,955,581,629	54,198,495,862	41,169,866,495	42,902,421,590
Gross profit		35,472,574,920	38,318,152,637	30,898,121,279	31,980,474,982
Selling and administrative expenses		11,420,781,559	10,067,021,985	9,914,752,818	9,088,802,094
Profit from sales, services and equipment rentals	28	24,051,793,361	28,251,130,652	20,983,368,461	22,891,672,888
Other operating income	29	1,014,972,725	582,915,342	660,705,449	623,780,532
Net gain on exchange rate		47,513,916	39,463,872	26,283,862	36,761,028
Directors' remuneration	33	(7,580,000)	(5,986,133)	(6,710,000)	(5,686,133)
Operating results		25,106,700,002	28,867,523,733	21,663,647,772	23,546,528,315
Share of net profit of investments - equity method		-	-	2,351,686,797	3,317,599,933
Profit before interest and tax		25,106,700,002	28,867,523,733	24,015,334,569	26,864,128,248
Interest expense		(1,538,245,937)	(1,528,663,428)	(1,775,110,004)	(1,537,607,942)
Income tax		(7,460,290,639)	(8,618,463,234)	(5,984,209,071)	(6,601,331,898)
Profit before minorities		16,108,163,426	18,720,397,071	16,256,015,494	18,725,188,408
Loss attributable to minorities, net		(147,852,068)	(4,791,337)	-	-
Net profit for the year		16,256,015,494	18,725,188,408	16,256,015,494	18,725,188,408
Basic earnings per share	30				
Net profit for the year		5.50	6.36	5.50	6.36
Diluted earnings per share	30				
Net profit for the year		5.50	6.35	5.50	6.35

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

For the years ended 31 December 2006 and 2005

Consolidated (Baht)

	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Fair value reserve	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Minority interests	Total
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	25,242,500	161,186,663	500,000,000	83,129,756	45,817,012,770	(83,129,756)	871,848,318	71,081,120,651
Retrospective adjustments (Note 4)	-	-	-	(7,572,750)	-	-	-	8,847,416,618	-	13,587,323	8,853,431,191
Opening balance - as restated	2,950,639,869	20,729,933,193	25,257,338	17,669,750	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	885,435,641	79,934,551,842
Net profit for the year	-	-	-	-	-	-	-	16,256,015,494	-	-	16,256,015,494
Dividend paid (Note 31)	-	-	-	-	-	-	-	(18,592,833,134)	-	-	(18,592,833,134)
Transfer of advanced receipts to additional shares (Note 25)	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-	-	-
Additional shares (Note 25)	4,955,708	223,864,580	-	-	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription (Note 25,34)	-	-	14,503,874	-	-	-	-	-	-	-	14,503,874
Fair value reserve of available-for-sale securities	-	-	-	(17,669,750)	-	-	-	-	-	-	(17,669,750)
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	(83,129,756)	83,129,756	-	-	-
Offset of treasury stock (Note 27)	(2,540,200)	-	-	-	-	-	-	(80,589,556)	83,129,756	-	-
Dividend received from subsidiaries	-	-	-	-	-	-	-	-	-	(76,528,058)	(76,528,058)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(147,852,068)	(147,852,068)
Closing balance 31 December 2006	2,953,546,816	20,978,563,672	14,503,874	-	161,186,663	500,000,000	-	52,330,151,948	-	661,055,515	77,599,008,488
Opening balance 2005	2,945,188,074	20,470,525,112	11,051,130	14,267,500	3,040,468	500,000,000	-	43,483,253,575	(83,129,756)	742,971,652	68,087,167,755
Retrospective adjustments (Note 4)	-	-	-	(4,280,250)	-	-	-	9,030,734,963	-	13,785,052	9,040,239,765
Opening balance - as restated	2,945,188,074	20,470,525,112	11,051,130	9,987,250	3,040,468	500,000,000	-	52,513,988,538	(83,129,756)	756,756,704	77,127,407,520
Net profit for the year (Restated)	-	-	-	-	-	-	-	18,725,188,408	-	-	18,725,188,408
Dividend paid	-	-	-	-	-	-	-	(16,491,617,802)	-	(23,383,591)	(16,515,001,393)
Additional shares in subsidiaries from minorities	-	-	-	-	-	-	-	-	-	315,000,060	315,000,060
Transfer of advanced receipts to additional shares	252,747	10,798,383	(11,051,130)	-	-	-	-	-	-	-	
Additional shares	5,199,048	248,609,698	-	-	-	-	-	-	-	-	253,808,746
Advanced receipt for share subscription	-	-	25,257,338	-	-	-	-	-	-	-	25,257,338
Fair value reserve of available-for-sale securities	-	-	-	7,682,500	-	-	-	-	-	-	7,682,500
Unrealised gain from dilution of investment	-	-	-	-	158,146,195	-	-	-	-	(158,146,195)	-
Capital reserve for treasury stock	-	-	-	-	-	-	83,129,756	(83,129,756)	-	-	-
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(4,791,337)	(4,791,337)
Closing balance 31 December 2005	2,950,639,869	20,729,933,193	25,257,338	17,669,750	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	885,435,641	79,934,551,842

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

Advanced Info Service Public Company Limited

For the years ended 31 December 2006 and 2005

Company (Baht)

	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Total
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	45,817,012,770	(83,129,756)	70,184,029,833
Retrospective adjustments (Note 4)	-	-	-	-	-	-	8,847,416,618	-	8,847,416,618
Opening balance - as restated	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	79,031,446,451
Net profit for the year	-	-	-	-	-	-	16,256,015,494	-	16,256,015,494
Dividend paid (Note 31)	-	-	-	-	-	-	(18,592,833,134)	-	(18,592,833,134)
Transfer of advanced receipts to additional shares (Note 25)	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-
Additional shares (Note 25)	4,955,708	223,864,580	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription (Note 25,34)	-	-	14,503,874	-	-	-	-	-	14,503,874
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,129,756)	83,129,756	-	-
Offset of treasury stock (Note 27)	(2,540,200)	-	-	-	-	-	(80,589,556)	83,129,756	-
Closing balance 2006	2,953,546,816	20,978,563,672	14,503,874	161,186,663	500,000,000	-	52,330,151,948	-	76,937,952,973
Opening balance 2005	2,945,188,074	20,470,525,112	11,051,130	3,040,468	500,000,000	-	43,483,253,575	(83,129,756)	67,329,928,603
Retrospective adjustments (Note 4)	-	-	-	-	-	-	9,030,734,963	-	9,030,734,963
Opening balance - as restated	2,945,188,074	20,470,525,112	11,051,130	3,040,468	500,000,000	-	52,513,988,538	(83,129,756)	76,360,663,566
Net profit for the year (Restated)	-	-	-	-	-	-	18,725,188,408	-	18,725,188,408
Dividend paid	-	-	-	-	-	-	(16,491,617,802)	-	(16,491,617,802)
Transfer of advanced receipts to additional shares	252,747	10,798,383	(11,051,130)	-	-	-	-	-	-
Additional shares	5,199,048	248,609,698	-	-	-	-	-	-	253,808,746
Advanced receipt for share subscription	-	-	25,257,338	-	-	-	-	-	25,257,338
Unrealised gain from dilution of investment	-	-	-	158,146,195	-	-	-	-	158,146,195
Capital reserve for treasury stock	-	-	-	-	-	83,129,756	(83,129,756)	-	-
Closing balance 2005	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	79,031,446,451

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

For the years ended 31 December 2006 and 2005

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
Cash flows from operating activities	32	35,026,603,614	33,590,815,388	30,419,179,447	29,178,918,693
Cash flows from investing activities:					
Net changes in short-term investments		155,411,090	(101,657,614)	-	-
Loans made to subsidiaries	33	-	-	(40,300,000)	(500,000)
Net changes in advances to suppliers		-	56,964,919	-	56,964,919
Proceeds from disposals of property and equipment		22,120,927	11,409,862	17,785,087	84,287,624
Acquisition of subsidiaries, net of cash acquired	11	-	-	-	(213,000,000)
Cash invested in long-term investments in subsidiaries	11	-	-	(99,000,000)	(249,999,940)
Purchases of property, plant, equipment and computer software		(3,189,262,505)	(3,399,908,279)	(3,085,334,016)	(3,218,032,812)
Purchases of assets under concession agreements		(16,907,464,799)	(12,830,441,666)	(16,645,911,542)	(12,373,941,543)
Dividend received from subsidiaries		-	-	5,823,342,146	1,834,941,194
Net cash payments for investing activities		(19,919,195,287)	(16,263,632,778)	(14,029,418,325)	(14,079,280,558)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions	18	5,850,000,000	-	5,850,000,000	-
Repayments of short-term loans from financial institutions	18	(4,850,000,000)	-	(4,850,000,000)	-
Proceeds from short-term loans from a subsidiary	33	-	-	6,500,000,000	9,500,000,000
Repayments of short-term loans from a subsidiary	33	-	-	(10,300,000,000)	(4,000,000,000)
Proceeds from long-term debentures		11,410,173,330	-	11,410,173,330	-
Repayments of long-term debentures	18	(14,250,000,150)	(4,000,000,000)	(14,250,000,150)	(4,000,000,000)
Proceeds from long-term borrowings	18	9,485,312,460	-	9,485,312,460	-
Finance lease principal payments	18	(16,495,313)	(102,624,473)	(15,174,893)	(102,208,588)
Net proceeds from capital increase		4,955,708	5,199,048	4,955,708	5,199,048
Net proceeds from share premium		223,864,580	248,609,698	223,864,580	248,609,698
Advanced receipts for share subscription		14,503,874	25,257,338	14,503,874	25,257,338
Cash receipts from additional share in subsidiaries from minorities		-	315,000,060	-	-
Payments of dividend	31	(18,592,833,134)	(16,491,617,802)	(18,592,833,134)	(16,491,617,802)
Payments of dividend to minorities		(76,528,058)	(23,383,591)	-	-
Net cash payments from financing activiites		(10,797,046,703)	(20,023,559,722)	(14,519,198,225)	(14,814,760,306)
Net increase (decrease) in cash and cash equivalents		4,310,361,624	(2,696,377,112)	1,870,562,897	284,877,829
Cash and cash equivalents at the beginning of the year		6,757,483,356	9,449,330,472	1,824,526,104	1,535,118,279
Effects of exchange rate changes		29,944,696	4,529,996	29,944,696	4,529,996
Cash and cash equivalents at the end of the year		11,097,789,676	6,757,483,356	3,725,033,697	1,824,526,104

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

For the years ended 31 December 2006 and 2005

Supplementary information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2006 and 2005 comprise:

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	3,481.99	10,134.60	1,151.10	1,452.62
Short-term investments with maturities				
of three months or less	9,260.23	1,321.77	2,573.93	371.91
	12,742.22	11,456.37	3,725.03	1,824.53
Less restricted bank deposits (Note 6)	(1,644.43)	(4,698.89)	-	-
Total cash and cash equivalents	11,097.79	6,757.48	3,725.03	1,824.53

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the years ended 31 December 2006 and 2005 comprise:

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,336.96	1,425.33	1,648.85	1,474.79
Income tax paid	8,505.14	9,858.92	6,424.53	7,504.72
Non-cash investing activities				
Outstanding debts arising from investment in property, plant				
and equipment and assets under concession agreements	3,538.00	2,354.17	3,339.69	2,164.14

The accompanying notes on pages 109 to 156 are an integral part of these consolidated and company financial statements.

Advanced Info Service Public Company Limited

For the years ended 31 December 2006 and 2005

1. General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public limited incorporated and resident in Thailand. The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the 'Group'. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.
2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.
3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.
4) The operation of PROVIDING CALL CENTER SERVICE
5) The operation of PROVIDING BROADBAND SERVICE under a license from the National Telecommunications Commission ("NTC").
6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD
7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE
8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a license from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The license agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

1. General information (continued)

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

These consolidated and company financial statements have been approved for issue by the board of directors on 23 February 2007.

2. Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The Group has early adopted in 2006, prior to its effective date, Thai Accounting Standard No.56, "Accounting for Income Tax".

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Accounting Standard effective from 1 January 2007

According to the notification of Federation of Accounting Professions No.26/2549 dated on 11 October 2006 and No.32/2549 dated on 3 November 2006 relating to the amendment of TAS 44 "Consolidated financial statements and accounting for investment in subsidiaries" and TAS 45 "Accounting for investments in Associates" which require the change from the equity method of accounting to cost method of accounting for the investment in subsidiaries and associates presented in the separated financial statements. In according to the cost method of accounting, income from the investment will be recognised when dividends are declared. The notification is mandatory from 1 January 2007. The Company also applies the cost method of accounting for interest in joint venture presented in the separate financial statements.

2.3 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

2. Accounting policies (continued)

2.3 Group Accounting - Investments in subsidiaries (continued)

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.14 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries and the effects acquisitions and disposals of subsidiaries are shown in Note 11.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2.5 Financial instruments

Financial instruments carried on the balance sheet include cash and deposits at financial institutions, short-term investments, trade receivables, related party receivables and payables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and cross currency swap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year end exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the statements of income.

Disclosures about financial instruments to which the Group is a party are provided in Note 3.

2. Accounting policies (continued)

2.6 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and exclude restricted bank deposits.

2.7 Investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

Purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investments. Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

Trading investments are traded in active markets and valued at market value at the close of business on the balance sheet date by reference to the Stock Exchange of Thailand quoted bid price. In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital (Note 32).

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2. Accounting policies (continued)

2.8 Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving or defective inventories.

2.10 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis to write off the cost of each asset, except for land which is considered to have an indefinite life, to its residual value over its estimated useful life as follows:

Computer software which is an integral part of related computer hardware is included in tools and equipment.

	Years
Buildings and building improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on disposals are determined by comparing proceeds carrying amount and are included in operating profit.

2. Accounting policies (continued)

2.11 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.12 Leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.13 Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system. The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period. Computer systems under concession agreement of 1800-MHz operation is amortised as expense on the straight-line method over the period of 5 years not exceeding the remaining concession period.

2.14 Intangible assets

Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure which enhances or extends the performance computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs are recognised as assets are amortised using the straight-line method over their useful lives, not exceeding a period of 5 and 10 years.

2. Accounting policies (continued)

2.14 Intangible assets (continued)

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

Goodwill arising on acquisitions of the Group is amortised over a period of 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2.15 Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network. The following amortisation methods are used:

- Commitment fees of long-term loans are amortised over a period of five years.
- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

2.16 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2. Accounting policies (continued)

2.17 Share capital

Ordinary shares are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2.18 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.19 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.20 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund.The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.21 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from amortisation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for liabilities, tax losses carried forward.

Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.22 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by authorised persons.

2. Accounting policies (continued)

2.23 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments.

Segment information is presented by business of the Group's operations.

3. Financial risk management

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as forward foreign exchange contracts and cross currency swap contracts to hedge certain exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

3.1.1 Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to JPY and US dollar. Entities in the Group use forward contracts and cross currency swap contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in connection with measurement currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings, external forward currency contracts and external cross currency swap contracts.

3.1.2 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3.2 Derivative financial instrument

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Swap contracts receivable	9,347.36	-	9,347.36	-
Swap contracts payable	(9,485.31)	-	(9,485.31)	-
Total swap contracts payable, net	(137.95)	-	(137.95)	-

3. Financial risk management (continued)

3.2 Derivative financial instrument (continued)

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Forward contracts receivable	26.25	395.39	-	395.39
Forward contracts payable	(26.65)	(411.75)	-	(411.75)
Total forward contracts payable, net (Note 19)	(0.40)	(16.36)	-	(16.36)

The carrying amounts and fair values of swap and forward contracts for the years ended 31 December 2006 and 2005 are as follows:

	Consolidated		Company	
	2006		2006	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Swap contracts	9,485.31	9,251.01	9,485.31	9,251.01
	2006		2006	
Forward contracts	26.65	26.35	-	-
	2005		2005	
Forward contracts	395.39	411.01	395.39	411.01

4. Early adoption of Accounting for Income Taxes

As mentioned in Note 2, the Group has early adopted in the first quarter of 2006, prior to its effective date, TAS 56, "Accounting for Income Taxes". The adjustment as a result of the adoption has been accounted for retrospectively. The Group and the Company adjusted the consolidated and company balance sheets as at 31 December 2005, and the consolidated and company statements of income for the year ended 31 December 2005 as follows:

4. Early adoption of Accounting for Income Taxes (continued)

Balance sheets as at 31 December 2005	Restated	
	Consolidated Million Baht	**Company Million Baht**
Increase in long-term investments	-	829
Increase in deferred tax assets	8,946	8,019
Increase in deferred tax liabilities	92	-
Shareholders' equity		
Decrease in fair value reserve	8	-
Increase in retained earnings as at 31 December 2005	8,847	8,847
Increase in retained earnings as at 1 January 2005	9,030	9,030
Increase in minority interests	14	-

Statements of income for the year ended 31 December 2005	Restated	
	Consolidated Million Baht	**Company Million Baht**
Decrease in share of net profit of investments - equity method	-	106
Increase in income tax	184	78
Decrease in profit attributable to minorities	-	-
Decrease in net profit for the year	183	183
Decrease in basic earnings per share (Baht)	0.06	0.06
Decrease in diluted earnings per share (Baht)	0.07	0.07

5. Segment information

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, call center service, electronic cash card and payment service via mobile phone
2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
3) the operations of data network and internet provider

5. Segment information (continued)

Financial information by business segment for the years ended 31 December 2006 and 2005 are shown as follows:

	Consolidated			
	2006			
	Mobile phone and call center services Million Baht	Mobile phone sales Million Baht	Datanet and broadband service Million Baht	Group Million Baht
Revenue from services and equipment rentals	75,229.63	98.36	724.90	76,052.89
Sales	-	15,362.54	12.73	15,375.27
Other operating income	379.55	-	0.08	379.63
Total revenues	75,609.18	15,460.90	737.71	91,807.79
Operating expenses				
Cost of sales and services and equipment rentals	(41,326.42)	(14,080.97)	(548.19)	(55,955.58)
Selling and administrative expenses	(10,651.11)	(445.81)	(331.44)	(11,428.36)
Operating profit	23,631.65	934.12	(141.92)	24,423.85
Finance cost				
Net gain on exchange rate				47.51
Interest income				635.34
Interest expenses				(1,538.24)
Income before tax				23,568.46
Income tax				(7,460.29)
Profit before minority interests				16,108.17
Share of net loss in subsidiaries to minority interests				(147.85)
Net profit				16,256.02
Consolidated total assets	133,087.48	-	1,213.29	134,300.77
Consolidated total liabilities	56,376.64	-	325.13	56,701.77
Depreciation charges	3,628.40	-	77.97	3,706.37
Amortisation charges	14,481.16	-	116.55	14,597.71

5. Segment information (continued)

	Consolidated			
	Restated 2005			
	Mobile phone and call center services Million Baht	Mobile phone sales Million Baht	Datanet and broadband service Million Baht	Group Million Baht
Revenue from services and equipment rentals	79,891.22	89.14	553.27	80,533.63
Sales	-	11,978.74	4.28	11,983.02
Other operating income	332.91	-	0.12	333.03
Total revenues	80,224.13	12,067.88	557.67	92,849.68
Operating expenses				
Cost of sales and services and equipment rentals	(43,030.53)	(10,805.52)	(362.44)	(54,198.49)
Selling and administrative expenses	(9,554.54)	(294.04)	(224.42)	(10,073.01)
Operating profit	27,639.06	968.32	(29.19)	28,578.18
Finance cost				
Net gain on exchange rate				39.46
Interest income				249.88
Interest expenses				(1,528.66)
Income before tax				27,338.86
Income tax				(8,618.46)
Profit before minority interests				18,720.40
Share of net loss in subsidiaries to minority interests				(4.79)
Net profit				18,725.19
Consolidated total assets	126,540.59	-	1,418.91	127,959.50
Consolidated total liabilities	47,645.59	-	379.36	48,024.95
Depreciation charges	4,758.81	-	23.89	4,782.70
Amortisation charges	15,113.74	-	127.14	15,240.88

6. Cash and cash equivalents

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Cash on hand	11.33	16.07	9.95	14.17
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	12,262.96	11,068.39	3,247.15	1,438.45
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	467.93	371.91	467.93	371.91
Cash and cash equivalents	12,742.22	11,456.37	3,725.03	1,824.53

The effective interest rate on short-term bank deposits was 0.13%-7.50% per annum (2005: 0.35%-4.09% per annum).

Other currency deposits mainly represent 13.01 million US Dollars deposits (2005: 9.07 million US Dollars). The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,644.43 million (2005: Baht 4,698.89 million) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

7. Short-term investments

Short-term investments mainly represent available-for-sale securities, private fund and fixed deposits. A subsidiary sold all available-for-sale securities, representing investment in Shin Corporation's share (2005: 4.39 million shares at the closing price of Baht 42.25 per share), in 2006. Private fund with a financial institution bears interest at the effective rate of 4.61% per annum (2005: 1.88%). Fixed deposits bear interest at an effective rate of 1.50% per annum (2005: 1.50% per annum).

The Group's fixed deposits amounting to Baht 11.16 million (2005: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

8. Trade accounts receivable, net

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts receivable, gross				
Third parties	3,166.12	2,716.56	1,890.43	2,122.77
Related parties (Note 33)	146.77	137.68	1,882.96	1,775.75
Accrued income	2,019.20	2,288.39	1,900.84	2,121.07
	5,332.09	5,142.63	5,674.23	6,019.59
Less allowance for trade receivables	(433.91)	(616.37)	(385.33)	(568.73)
	4,898.18	4,526.26	5,288.90	5,450.86

Outstanding trade accounts receivable from third parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Current - 3 months	5,038.69	4,708.53	3,666.58	3,972.52
Overdue 3 - 6 months	94.51	167.15	85.25	156.82
Overdue 6 - 12 months	8.14	34.66	5.99	31.94
Overdue over 12 months	43.98	94.61	33.45	82.56
	5,185.32	5,004.95	3,791.27	4,243.84
Less allowance for trade receivables	(433.91)	(616.37)	(385.33)	(568.73)
	4,751.41	4,388.58	3,405.94	3,675.11

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

8. Trade accounts receivable, net (continued)

Outstanding trade accounts receivable from related parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Current - 3 months	146.72	137.19	1,635.94	1,685.09
Overdue 3 - 6 months	0.01	0.03	247.02	90.66
Overdue 6 - 12 months	0.04	-	-	-
Overdue over 12 months	-	0.46	-	-
	146.77	137.68	1,882.96	1,775.75

9. Inventories and spare part inventories for mobile phone network maintenance, net

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Finished goods	2,010.01	1,202.25	-	-
Supplies and spare parts	9.52	8.32	-	-
Spare parts for mobile phone network maintenance	843.40	798.22	691.84	646.66
	2,862.93	2,008.79	691.84	646.66
Less allowance for obsolete inventories and diminution in value of inventories and spare parts for mobile phone network maintenance	(807.46)	(661.65)	(578.48)	(460.44)
	2,055.47	1,347.14	113.36	186.22

10. Other current assets

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Other receivables	225.80	140.09	98.06	133.75
Prepaid expenses	1,502.08	886.69	1,459.01	833.08
Others	263.93	206.93	199.17	50.08
	1,991.81	1,233.71	1,756.24	1,016.91

11. Investments in subsidiaries, net

	Company	
	2006	2005
		Restated
	Million Baht	Million Baht
Opening net book amount - as previous reported	30,148.16	27,938.77
Retrospective adjustment (Note 4)	828.84	934.42
Opening balance - Restated	30,977.00	28,873.19
Share of net profit of investments - equity method	2,351.69	3,317.60
Acquisitions	-	213.00
Additions	99.00	250.00
Unrealised gain on dilution from investments	-	158.15
Dividend received from subsidiaries	(5,823.34)	(1,834.94)
Closing net book amount	27,604.35	30,977.00

On 11 September 2006, AIS International Network Company Limited, a subsidiary, registered the increase in the share capital from Baht 1.00 million (10,000 shares of Baht 100 each) to Baht 200.00 million (2 million shares of Baht 100 each) with the Ministry of Commerce. The purpose of the capital increase is to fund the operation of international gateway business. The Company paid for the share capital increase of Baht 49.75 per share, totaling Baht 99.00 million on 8 September 2006. The Company still owns 99.99% of the completion of the capital increase.

11. Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 December 2006 and 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million Baht)	
							31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Mobile from Advance Co., Ltd.	Currently ceased operations	Thailand	Shareholder	240.00	99.99	600.00	8,573.91	8,564.92	277.59	268.60	-	(18.72)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(315.98)	(142.22)	284.88	458.64	-	-	3.04	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/ data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	18.55	17.97	26.55	25.97	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(107.40)	(176.39)	336.36	403.37	(136.00)	(231.20)	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	9,441.41	7,589.18	25,968.89	29,304.00	(5,187.34)	(1,585.02)	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.38)	(2.09)	0.03	0.32	-	-	-	-
Advanced Magic Card Co., Ltd. (Formerly Bridge Mobile Alliance Co., Ltd.)	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	658.93	(10.01)	408.93	239.99	(500.00)	-	-	-
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	(164.61)	(95.01)	203.54	273.14	-	-	158.15	158.15
AIS International Network Co., Ltd.	Service provider of International gateway	Thailand	Shareholder	100.00	99.99	100.00	(4.38)	(0.01)	95.62	0.99	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.02)	(0.01)	0.98	0.99	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.02)	(0.01)	0.98	0.99	-	-	-	-
	Investments in subsidiaries, net					25,881.03	18,098.01	15,746.32	27,604.35	30,977.00	(5,823.34)	(1,834.94)	161.19	161.19

12. Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2005									
Cost	1.79	396.11	676.94	20,873.41	1,831.41	19.89	236.36	937.30	24,973.21
Accumulated depreciation	-	(125.99)	(348.59)	(14,715.76)	(1,386.41)	(12.32)	(124.66)	-	(16,713.73)
Net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48
For the year ended 31 December 2006									
Opening net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48
Additions	-	28.01	77.41	2,836.96	250.50	6.55	60.10	(227.15)	3,032.38
Transfers, net	-	40.92	34.63	122.57	(32.56)	-	0.02	(165.58)	-
Reclassification, net	-	-	-	341.63	-	-	-	(109.44)	232.19
Disposals, net	(0.72)	(0.46)	(2.76)	(0.08)	(4.59)	(0.40)	(9.35)	-	(18.36)
Depreciation charges	-	(40.47)	(114.61)	(3,250.14)	(256.12)	(5.42)	(39.61)	-	(3,706.37)
Impairment	-	-	-	(2.00)	-	-	-	-	(2.00)
Closing net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32
At 31 December 2006									
Cost	1.07	464.41	750.01	24,172.74	1,854.96	24.87	246.61	435.13	27,949.80
Accumulated depreciation	-	(166.29)	(426.99)	(17,964.15)	(1,452.73)	(16.57)	(123.75)	-	(20,150.48)
Allowance for asset impairment	-	-	-	(2.00)	-	-	-	-	(2.00)
Net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32

Additions include Baht 49.38 million (2005: Baht 7.76 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 16.16 million (2005: Baht 10.24 million) assets sold under finance leases (where the Group is the lessee).

12. Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2005							
Cost	288.55	652.10	20,679.50	1,265.07	218.59	936.68	24,040.49
Accumulated depreciation	(105.75)	(344.77)	(14,628.77)	(927.63)	(116.29)	-	(16,123.21)
Net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28
For the year ended 31 December 2006							
Opening net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28
Additions	25.76	71.98	2,719.39	230.88	56.47	(288.71)	2,815.77
Transfers, net	40.92	34.63	84.38	3.83	0.02	(163.78)	-
Reclassification, net	-	-	-	-	-	(109.44)	(109.44)
Disposals, net	-	(2.58)	(1.17)	(4.30)	(9.09)	-	(17.14)
Depreciation charges	(33.32)	(109.21)	(3,159.11)	(244.04)	(37.12)	-	(3,582.80)
Impairment	-	-	(2.00)	-	-	-	(2.00)
Closing net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67
At 31 December 2006							
Cost	355.23	719.93	23,473.57	1,293.54	226.48	374.75	26,443.50
Accumulated depreciation	(139.07)	(417.78)	(17,779.35)	(969.73)	(113.90)	-	(19,419.83)
Allowance for asset impairment	-	-	(2.00)	-	-	-	(2.00)
Net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67

Additions include Baht 38.67 million (2005: Baht 6.65 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 16.16 million (2005: Baht 10.24 million) assets sold under finance leases (where the Company is the lessee).

12. Property, plant and equipment, net (continued)

Leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Cost - capitalised finance leases	151.77	527.81	70.12	456.87
Accumulated depreciation	(94.24)	(373.19)	(22.78)	(304.07)
Net book amount	57.53	154.62	47.34	152.80

13. Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2005			
Cost	145,627.27	1,833.75	147,461.02
Accumulated amortisation	(66,688.18)	(960.15)	(67,648.33)
Allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book amount	74,969.09	873.60	75,842.69
Year ended 31 December 2006			
Opening net book amount	74,969.09	873.60	75,842.69
Additions	17,959.53	51.58	18,011.11
Reclassification, net	-	(356.56)	(356.56)
Amortisation charges	(12,233.63)	(100.71)	(12,334.34)
Impairment	(67.00)	-	(67.00)
Closing net book amount	80,627.99	467.91	81,095.90
At 31 December 2006			
Cost	163,586.81	1,506.09	165,092.90
Accumulated amortisation	(78,921.82)	(1,038.18)	(79,960.00)
Allowance for asset impairment	(4,037.00)	-	(4,037.00)
Net book amount	80,627.99	467.91	81,095.90

13. Assets under concession agreements, net (continued)

	Company Cost of mobile phone networks Million Baht
At 31 December 2005	
Cost	131,268.50
Accumulated amortisation	(59,269.85)
Allowance for asset impairment	(3,970.00)
Net book amount	68,028.65
Year ended 31 December 2006	
Opening net book amount	68,028.65
Additions	17,829.74
Amortisation charges	(11,044.20)
Impairment	(51.00)
Closing net book amount	74,763.19
At 31 December 2006	
Cost	149,098.24
Accumulated amortisation	(70,314.05)
Allowance for asset impairment	(4,021.00)
Net book amount	74,763.19

14. Computer software, net

	Consolidated Million Baht	Company Million Baht
At 31 December 2005		
Cost	3,132.40	3,040.59
Accumulated amortisation	(1,692.04)	(1,688.95)
Net book amount	1,440.36	1,351.64
Year ended 31 December 2006		
Opening net book amount	1,440.36	1,351.64
Additions	244.81	267.94
Reclassification, net	124.37	109.44
Amortisation charges	(500.78)	(494.61)
Closing net book amount	1,308.76	1,234.41
At 31 December 2006		
Cost	3,503.40	3,417.97
Accumulated amortisation	(2,194.64)	(2,183.56)
Net book amount	1,308.76	1,234.41

15. Concession rights and goodwill, net

	Consolidated (Million Baht)	
	Concession rights	Goodwill
At 31 December 2005		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,486.97)	(5,394.96)
Net book amount	3,505.93	9,003.95
Year ended 31 December 2006		
Opening net book amount	3,505.93	9,003.95
Amortisation charges	(454.83)	(1,166.91)
Closing net book amount	3,051.10	7,837.04
At 31 December 2006		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,941.80)	(6,561.87)
Net book amount	3,051.10	7,837.04

16. Other assets, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2005		
Cost	1,062.23	756.28
Accumulated amortisation	(447.32)	(239.71)
Net book amount	614.91	516.57
Year ended 31 December 2006		
Opening net book amount	614.91	516.57
Additions	49.29	11.40
Disposal, net	(2.68)	(2.62)
Amortisation charges	(106.37)	(84.12)
Closing net book amount	555.15	441.23
At 31 December 2006		
Cost	935.20	658.61
Accumulated amortisation	(380.05)	(217.38)
Net book amount	555.15	441.23

17. Trade accounts payable

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Third parties	5,683.77	4,398.70	5,172.24	3,754.82
Related parties (Note 33)	75.94	121.40	490.24	727.19
	5,759.71	4,520.10	5,662.48	4,482.01

18. Borrowings

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Current				
Short-term loan from a financial institution	1,000.00	-	1,000.00	-
Current portion of long-term debentures, net	6,491.07	14,230.84	6,491.07	14,230.84
Current portion of finance lease liabilities	16.16	10.10	13.11	9.76
	7,507.23	14,240.94	7,504.18	14,240.60
Non-current				
Long-term borrowings	9,347.36	-	9,347.36	-
Long-term debentures, net	16,111.45	11,191.28	16,111.45	11,191.28
Finance lease liabilities	45.49	18.52	37.19	17.05
	25,504.30	11,209.80	25,496.00	11,208.33
Total borrowings	33,011.53	25,450.74	33,000.18	25,448.93

The movements in the above borrowings can be analysed as follows:

	Consolidated	Company
	Million Baht	Million Baht
For the year ended 31 December 2006		
Opening net book value	25,450.74	25,448.93
Additions	26,873.63	26,862.77
Repayments	(19,116.50)	(19,115.18)
Unrealised gain	(216.57)	(216.57)
Amortisation of bond issuing cost	20.23	20.23
Closing net book value	33,011.53	33,000.18

18. Borrowings (continued)

The interest rate exposure on the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Borrowings:				
- at fixed rates	25,669.79	20,957.24	25,658.44	20,955.43
- at floating rates	7,341.74	4,493.50	7,341.74	4,493.50
	33,011.53	25,450.74	33,000.18	25,448.93
The effective interest rates at the balance sheet date were as follows:				
- short-term borrowing	5.10%	-	5.10%	-
- long-term borrowings	5.49%	-	5.49%	-
- long-term debentures	5.77%	5.13%	5.77%	5.13%
- finance lease liabilities	8.05%	8.02%	7.94%	9.15%

Maturity of long-term borrowings (excluding finance lease liabilities) as at 31 December are as follows:

		Consolidated		Company	
		2006	2005	2006	2005
		Million Baht	Million Baht	Million Baht	Million Baht
Payment due	- within 1 year	6,491.07	14,230.84	6,491.07	14,230.84
	- within 2 to 5 years	21,460.42	11,191.28	21,460.42	11,191.28
	- over 5 years	3,998.39	-	3,998.39	-
		31,949.88	25,422.12	31,949.88	25,422.12

Long-term borrowings

As at 31 December 2006, the Company has a syndicated JPY loan of 30,568.20 million bearing interest at JPY LIBOR plus a margin as agreed by the Company and banks. The loans are not secured. Under the term and condition of the syndicated loan, the Company has to comply with certain restrictions and maintain certain financial ratios.

18. Borrowings (continued)

Long-term debentures, net

The carrying amounts and fair value of certain long-term debentures (gross of issue costs) are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	22,627.10	25,450.00	22,778.38	25,557.90

	Company			
	Carrying amounts		Fair values	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	22,627.10	25,450.00	22,778.38	25,557.90

Fair values for traded debentures have been determined based on quoted selling prices from the Thai Bond Market Association at the close of the business on the balance sheet date.

18. Borrowings (continued)

Long-term debentures, net

As at 31 December 2006, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows.

Issue date	No. of units Million units	Amount Million Baht	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2006 Million Baht	Balance as at 31 December 2005 Million Baht
23/03/2001	12.00	12,000.00	5.30%	Semi-annual	8 equal installments commencing in the eighteenth month after the issuing date until 20 March 2006	-	1,500.00
28/11/2001	10.00	10,000.00	5.85%	Quarterly	Entirely redeemed on 28 November 2006	-	10,000.00
21/03/2002	2.50	2,500.00	6.25%	Semi- annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.50	4,500.00	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi- annual	6 equal installments commencing in the fifty - four month after the issuing date until 21 March 2009	3,750.00	4,500.00
21/03/2002	3.00	3,000.00	5.25%	Quarterly	Entirely redeemed on 21 March 2007	3,000.00	3,000.00
21/10/2002	5.00	5,000.00	3.65%	Semi- annual	5 equal installments commencing on 21 October 2005 until 21 October2007	2,000.00	4,000.00
07/09/2006	3.43	3,427.10	5.80%	Semi- annual	Entirely redeemed on 7 September 2009	3,427.10	-
07/09/2006	4.00	4,000.00	5.90%	Semi- annual	Entirely redeemed on 7 September 2011	4,000.00	-
07/09/2006	4.00	4,000.00	6.00%	Semi- annual	Entirely redeemed on 7 September 2013	4,000.00	-
					Total debentures	22,627.10	25,450.00
					Less bond issuing cost balance at 31 December	(24.58)	(27.88)
					Total debentures, net	22,602.52	25,422.12

** On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.*

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

18. Borrowings (continued)

Financial lease liabilities

As at 31 December 2006, the subsidiary's finance lease liabilities of Baht nil million (2005: Baht 0.16 million) are collateralised by the underlying leased assets as mentioned in Note 12.

Finance lease liabilities - minimum lease payments:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Not later than 1 year	16.16	10.10	13.11	9.76
Later than 1 year but not later than 5 years	45.49	18.52	37.19	17.05
	61.65	28.62	50.30	26.81

19. Other current liabilities

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Accrued bonus	429.45	343.96	395.81	287.09
Accrued interest expense	404.60	204.19	404.60	288.54
Value added tax payable, net	169.34	234.92	155.50	212.60
Forward contract payable, net (Note 3)	0.40	16.36	-	16.36
Other payables	518.08	266.43	389.11	208.25
Other liabilities	858.03	589.97	602.14	376.44
	2,379.90	1,655.83	1,947.16	1,389.28

20. Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC"). Under the assignment agreement, DPC has outstanding amounts due to TAC in respect of the acquisition of this concession right. Under the terms of the agreement, TAC is entitled to terminate the agreement in the event of non-payment. As set out in the financial statements for the year ended 31 December 2003, DPC is in arbitration with TAC with respect to the principal and interest outstanding. On 30 September 2003 and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

20. Concession right payable (continued)

On 5 July 2006, TAC has submitted an additional claims to the Arbitration Committee for the last two amounts of concession rights fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession payable (using the effective interest rate method) of Baht 4,739 million (2005: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration case should not have a material unfavourable effect on the financial statements.

21. Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2005: 30%).

The movement on the deferred income tax account is as follows:

Million Baht

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
At 1 January	8,853.43	9,040.24	8,018.57	8,096.31
Statement of income charge	901.60	(183.52)	794.65	(77.74)
Reverse from equity/tax charge to equity	7.57	(3.29)	-	-
At 31 December	9,762.60	8,853.43	8,813.22	8,018.57

21. Deferred income tax (continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year is as follows:

Million Baht

Consolidated

Deferred tax assets	Allowance for doubtful accounts	Allowance for obsolete inventories and spare part	Amortisation of asset under concession agreement	Unearned income-mobile phone service	Others	Total
At 1 January 2006	167.53	189.10	8,158.71	660.45	63.64	9,239.43
(Charges)/credit to net profit	(45.51)	53.14	361.17	560.95	(16.68)	913.07
At 31 December 2006	122.02	242.24	8,519.88	1,221.40	46.96	10,152.50

Deferred tax liabilities	Prepaid commission	Prepaid concession fee and excise tax	Accelerated tax amortisation	Fair Value gains	Others	Total
At 1 January 2006	92.18	156.50	90.75	34.15	12.42	386.00
(Credit)/charges to net profit	(92.18)	123.19	(11.84)	(26.58)	18.88	11.47
Reverse from equity	-	-	-	(7.57)	-	(7.57)
At 31 December 2006	-	279.69	78.91	-	31.30	389.90

Million Baht

Company

Deferred tax assets	Allowance for doubtful accounts	Allowance for obsolete spare part inventories	Amortisation of asset under concession agreement	Unearned income-mobile phone service	Others	Total
At 1 January 2006	154.13	138.13	7,177.14	660.45	57.64	8,187.49
(Charges)/credit to net profit	(45.85)	35.41	402.77	560.95	(16.56)	936.72
At 31 December 2006	108.28	173.54	7,579.91	1,221.40	41.08	9,124.21

Deferred tax liabilities	Prepaid concession fee and excise tax	Others	Total
At 1 January 2006	156.50	12.42	168.92
Charges/(credit) to net profit	123.19	18.88	142.07
At 31 December 2006	279.69	31.30	310.99

21. Deferred income tax (continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

Million Baht

	Consolidated		Company	
	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
Deferred tax assets	9,762.60	8,945.61	8,813.22	8,018.57
Deferred tax liabilities	-	92.18	-	-

22. Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

Million Baht

	Consolidated		Company	
	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
Current tax	8,361.89	8,434.94	6,778.86	6,523.59
Deferred tax (Note 21)	(901.60)	183.52	(794.65)	77.74
	7,460.29	8,618.46	5,984.21	6,601.33

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

Million Baht

	Consolidated		Company	
	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
Profit before tax	23,568.45	27,338.86	22,240.22	25,326.52
Tax calculated at a tax rate of 30% (2005: 30%)	7,070.54	8,201.66	6,672.07	7,597.96
Share of net results from investments-equity method	-	-	(705.51)	(995.28)
Effect from elimination with subsidiaries	140.74	376.19	-	-
Other permanent differences	249.01	40.61	17.65	(1.35)
Tax charge	7,460.29	8,618.46	5,984.21	6,601.33

Further information about deferred tax is presented in Note 21.

23. Bank guarantees

As at 31 December 2006, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 3,582.42 million (2005: Baht 1,856.95 million) on a consolidated basis and Baht 2,810.61 million (2005: Baht 1,447.80 million) on a company basis.

24. Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Million	Million	Million	Million
Assets under concession agreements				
Thai Baht	8,749.56	2,679.40	8,703.38	2,642.00
US Dollars	68.65	43.34	67.79	38.36
Japanese Yen	1,910.16	1,477.55	1,910.16	1,477.55
Euro	0.78	1.33	0.70	1.11
Pound Sterling	0.10	0.03	0.10	0.03
Property and equipment				
Thai Baht	545.53	224.32	445.56	216.79
US Dollars	8.61	15.71	8.61	15.69
SG Dollars	0.22	0.29	0.22	0.29
Service maintenance agreements				
Thai Baht	1,424.38	1,064.37	1,345.03	1,061.37
US Dollars	7.14	6.59	6.72	6.55
Japanese Yen	179.22	74.47	179.22	74.47
Euro	0.05	0.07	0.05	0.07
SG Dollars	0.16	0.06	0.05	0.06

24. Commitments (continued)

Operating lease commitments - where a group company is the lessee

The Group has entered into lease and related service agreements for office space, cars, computers and base stations for periods ranging from 1 month to 9 years with options to renew. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Not later than 1 year	1,082.90	673.06	1,001.41	548.79
Later than 1 year but not later than 5 years	2,026.65	597.97	1,947.37	552.47
Later than 5 years	94.14	0.49	94.14	0.49

25. Share capital and premium on share capital

	Number of shares	Ordinary shares	Share premium	Total
	Million shares	Million Baht	Million Baht	Million Baht
At 1 January 2005	2,945.19	2,945.19	20,470.52	23,415.71
Issue of shares	5.45	5.45	259.41	264.86
At 31 December 2005	2,950.64	2,950.64	20,729.93	23,680.57
Issue of shares	5.45	5.45	248.63	254.08
Reduction of shares - Treasury stock	(2.54)	(2.54)	-	(2.54)
At 31 December 2006	2,953.55	2,953.55	20,978.56	23,932.11

During the year ended 31 December 2006, the Company registered the increase in share capital with the Ministry of Commerce for 5.45 million ordinary shares from the exercise of 5.17 million warrants, 0.47 million warrants of which were exercised during the year ended 31 December 2005. The capital increase results in an increase in paid-up share capital and share premium of Baht 5.45 million and Baht 248.63 million, respectively.

The total authorised number of ordinary shares is 2,953.55 million shares (2005: 2,950.64 million shares) with a par value of Baht 1 per share (2005: Baht 1 per share). All issued shares are fully paid.

25. Share capital and premium on share capital (continued)

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors	Employees	Total
	Million units	Million units	Million units
For the year ended 31 December 2006			
Beginning balance	4.76	20.26	25.02
Granted	2.41	7.98	10.39
Exercised	(0.29)	(4.72)	(5.01)
Closing balance	6.88	23.52	30.40

Issuance of warrant grant IV

At the Board of Directors' Meeting on 26 January 2006, the Board passed a resolution to approve additional warrants of 0.25 million units at Baht nil per unit, or equivalent to 0.01% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2006. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 105.25 per unit, which is the weighted average closing price for 30 days prior to 26 January 2006. On 2 March 2006, 0.25 million units were approved to be given to the Company's employees/advisors.

Issuance of warrant grant V

At the Annual General Meeting of the Company's shareholders held on 24 April 2006, the shareholders passed a resolution to approve additional warrants of 10.14 million units at Baht nil per unit, or equivalent to 0.34% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2006. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 91.46 per unit, which is the weighted average closing price for 30 days prior to 24 April 2006. 2.41 million units and 7.73 million units were approved to be given to the Company's directors and employees/advisors, respectively.

Sixth adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III and grant IV

At the Board of Directors' Meeting on 27 February 2006, the Board passed a resolution to approve the sixth adjustment of the exercise price of warrants grant I, grant II, grant III and grant IV from Baht 46.16 per unit to Baht 45.32 per unit, from Baht 41.74 per unit to Baht 40.99 per unit, from Baht 89.44 per unit to Baht 87.82 per unit and from Baht 105.25 per unit to Baht 103.34 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.03927 to 1:1.05843 for both grant I and grant II, from 1:1.02633 to 1:1.04525 for grant III and from 1:1.01344 to 1:1.03213 for grant IV. The new exercise price and exercise ratio were effective from 30 March 2006 onwards.

Seventh adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III, grant IV and grant V

At the Board of Directors' Meeting held on 15 August 2006, the Board passed a resolution to approve the seventh adjustment of the exercise price of warrants grant I, grant II, grant III, grant IV and grant V from Baht 45.32

25. Share capital and premium on share capital (continued)

Warrants granted to directors and employees (continued)

per unit to Baht 44.62 per unit, from Baht 40.99 per unit to Baht 40.35 per unit, from Baht 87.82 per unit to Baht 86.45 per unit, from Baht 103.34 per unit to Baht 101.74 per unit and from Baht 91.46 per unit to Baht 90.05 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.05843 to 1 : 1.07512 for both grant I and grant II, from 1 : 1.04525 to 1 : 1.06173 for grant III, from 1 : 1.03213 to 1 : 1.04841 for grant IV and from 1 : 1 to 1 : 1.01577 for grant V. The new exercise price and exercise ratio were effective from 25 August 2006 onwards.

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)	31/05/2006 (Grant V)
Warrant (Million unit)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1:1	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)					
- Price	47.73	43.14	-	-	-
- Ratio	1:1.00559	1:1.00559	-	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)					
- Price	47.40	42.84	-	-	-
- Ratio	1:1.01261	1:1.01261	-	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)					
- Price	47.15	42.63	91.35	-	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)					
- Price	46.78	42.30	90.64	-	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)					
- Price	46.16	41.74	89.44	105.25	-
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344	-
Sixth adjustment to exercise price per unit and ratio (effective from 30 March 2006 onwards)					
- Price	45.32	40.99	87.82	103.34	-
- Ratio	1:1.05843	1:1.05843	1:1.04525	1:1.03213	-
Seventh adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards)					
- Price	44.62	40.35	86.45	101.74	90.05
- Ratio	1:1.07512	1:1.07512	1:1.06173	1:1.04841	1:1.01577

25. Share capital and premium on share capital (continued)

Warrants granted to directors and employees (continued)

Exercised warrants

During the year ended 31 December 2006, 0.29 million units and 4.72 million units were exercised by the Company's directors and employees, respectively. The exercises of 4.70 million warrants during the year, and of 0.47 million warrants which were exercised during the year ended 31 December 2005, increased paid-up share capital and premium on share capital by Baht 5.45 million and Baht 248.63 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.31 million units or 0.33 million ordinary shares on 4 January 2007. The Company received advanced payment from shareholders for the 0.33 million shares in the amount of Baht 14.50 million in the year ended 31 December 2006 (Note 34).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

26. Legal reserve

Under the provisions of the Public Company Limited Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5% of its net profit after accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital. This reserve is not available for dividend distribution.

27. Treasury stock

According to the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules, any company repurchases its shares has to dispose all of the repurchased shares within a 3-year period commencing from the date of share repurchase completion. If the Company does not dispose the treasury stock within the 3-year period, the Company has to reduce its paid-up share capital to offset with the treasury stock. The Company repurchased 2,540,200 of its ordinary shares during 2 December 2002 to 1 June 2003. However, as at 1 June 2006, the Company has not disposed any of the treasury stock. In order to comply with the aforementioned regulations, the Company offset its treasury stock with its authorised and paid-up share capital. The Company registered the reduction in authorised and paid-up share capital with the Ministry of Commerce on 16 June 2006.

28. Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Depreciation on plant and equipment (Note 12)	3,706.37	4,782.70	3,582.80	4,695.54
Amortisation of assets under concession agreements (Note 13)	12,334.34	12,902.77	11,044.20	10,851.49
Amortisation of intangible assets:				
- Computer software (Note 14)	500.78	511.19	494.61	508.13
- Positive goodwill (Note 15)	1,166.91	1,166.90	-	-
- Concession right (Note 15)	454.83	454.82	-	-
Amortisation of other assets (Note 16)	106.37	152.04	84.12	133.25
Loss (reversal) on obsolete spare parts for mobile phone network maintenance	122.53	(107.93)	118.04	(126.75)
Doubtful accounts and bad debts	339.46	508.30	308.82	490.10
Marketing expenses	3,382.12	2,684.03	3,129.38	2,454.44
Staff costs	3,628.82	2,888.23	2,669.24	2,077.39
Number of staff (staffs)	8,310	7,914	4,823	4,600

29. Other operating income

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Interest income	635.34	249.88	143.96	65.05
Bad debt recovery	152.21	159.79	136.26	134.95
Management fee	-	-	198.45	207.14
Gain on available-for-sale investment	55.97	-	-	-
Others	171.45	173.25	182.04	216.64
	1,014.97	582.92	660.71	623.78

30. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding treasury stock (see Note 27).

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
Net profit attributable to shareholders (Million Baht)	16,256.02	18,725.19	16,256.02	18,725.19
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,953	2,945	2,953	2,945
Basic earnings per share (Baht)	5.50	6.36	5.50	6.36

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2006.

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,953	2,945	2,953	2,945
Effect of dilutive potential ordinary shares (Million shares)	-	2	-	2
Weighted average number of ordinary share for diluted earnings per share (Million shares)	2,953	2,947	2,953	2,947
Diluted earnings per share (Baht)	5.50	6.35	5.50	6.35

31. Dividends paid

At the Annual General Shareholders' Meeting on 24 April 2006, it was approved to declare a dividend for 2,950.22 million shares of Baht 3.30 each, totaling Baht 9,735.73 million. Dividends of Baht 9,735.67 million were paid to shareholders on 8 May 2006. The remaining amount of Baht 0.06 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

At the Board of Directors' Meeting on 15 August 2006, it was approved to declare an interim dividend for 2,952.55 million shares of Baht 3.00 each, totaling Baht 8,857.64 million. Dividends of Baht 8,857.16 million were paid to the shareholders on 13 September 2006. The remaining amount of Baht 0.48 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

32. Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities:

		Consolidated		Company	
		2006	2005	2006	2005
			Restated		Restated
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit		16,256.02	18,725.19	16,256.02	18,725.19
Adjusted for :					
Depreciation	12	3,706.37	4,782.70	3,582.80	4,695.54
Amortisation of assets under concession agreements	13	12,334.34	12,902.77	11,044.20	10,851.49
Amortisation of computer software	14	500.78	511.19	494.61	508.13
Allowance for impairment/written-off		69.00	-	53.00	-
Amortisation of goodwill	15	1,166.91	1,166.90	-	-
Amortisation of concession right	15	454.83	454.82	-	-
Amortisation of other assets	16	106.37	152.04	84.12	133.25
Doubtful accounts and bad debts		339.46	508.30	308.82	490.10
Loss (reversal) on obsolete inventories and diminution in value of finished goods		57.49	(37.46)	-	-
Loss (reversal) on write-off obsolete spare parts for mobile phone network maintenance		122.53	(107.93)	118.04	(126.75)
Amortisation of forward and swap premiums		14.25	29.01	14.25	28.99
(Gain) loss on disposals of property, plant and equipment		(9.02)	18.67	(6.81)	18.37
Loss on write-off deferred charges		2.62	5.50	2.62	4.57
Loss on write-off property, plant and equipment		5.25	6.45	6.16	5.11
Unrealised (gain) loss on foreign exchange rate		(22.24)	40.42	(22.17)	40.49
Realised unearned income		(59.53)	(38.09)	-	-
Amortisation of bond issuing cost	18	20.23	24.15	20.23	24.15
Share of net profit in subsidiaries	11	-	-	(2,351.69)	(3,317.60)
(Decrease) increase in deferred tax income	22	(901.60)	183.52	(794.65)	77.74
Share of net loss from subsidiaries to minority interests		(147.85)	(4.79)	-	-
Net prcfit before changes in operating assets and liabilities		34,016.21	39,323.36	28,809.55	32,158.77

32. Cash flows from operating activities (continued)

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Net profit before changes in operating assets and liabilities	34,016.21	39,323.36	28,809.55	32,158.77
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):				
Restricted bank deposits	3,054.46	(4,698.89)	-	-
Trade accounts receivable	(737.74)	724.59	(173.22)	98.77
Amounts due from related parties	0.04	(2.57)	(6.74)	(13.97)
Receivables for cash card	645.99	(1,266.49)	-	-
Value added tax receivables - third party	(248.81)	231.59	(248.81)	231.59
Inventories	(843.16)	(81.68)	-	-
Spare part inventories for mobile network maintenance	(45.18)	162.13	(45.18)	162.31
Other current assets	(772.30)	671.30	(753.52)	771.67
Other assets	(49.23)	(130.16)	(11.40)	(130.69)
Trade accounts payable	116.46	(575.72)	55.53	(22.52)
Amounts due to related parties	158.08	(53.99)	245.66	(21.71)
Concession right payable, accrued concession fee and excise tax	(198.89)	336.78	(244.04)	174.68
Unearned income - mobile phone service	1,460.37	(2,413.97)	1,870.09	(2,920.93)
Advance receipt from customers	(2,224.15)	3,315.13	-	-
Income tax payable	(28.74)	(1,421.66)	363.44	(981.51)
Other current liabilities	724.02	(528.93)	557.82	(327.54)
Other liabilities	(0.83)	-	-	-
Cash generated from operation activities	35,026.60	33,590.82	30,419.18	29,178.92

33. Related party transactions

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Shin Corporation Public Company Limited is a major shareholder, holding 42.79% (2005: 42.83%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.23% (2005: 19.25%) of the share capital of the Company.

At 31 December 2005 the principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognized as related parties to the Company.

On 23 January 2006, the Shinawatra family, the principle shareholders of Shin Corporation ("SHIN"), the Company's major shareholder, sold all SHIN's shares, representing 49.6 of the paid-up capital of the SHIN, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a joint venture company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited, an indirect subsidiary of Temasak (Cypress), holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts.

SHIN has terminated and ceased charging for the consulting and management services agreement with the Group since the third quarter of 2006.

33. Related party transactions (continued)

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Service income				
Subsidiaries	-	-	331.62	319.55
Shin Corporation and its related parties	154.38	114.04	38.52	34.57
Related party of SingTel Strategic Investments Pte Ltd.	693.54	612.19	693.54	612.19
	847.92	726.23	1,063.68	966.31
Sales of prepaid cards				
Subsidiary	-	-	14,252.30	34,044.49
Interest income				
Subsidiaries	-	-	1.05	0.01
Other income				
Subsidiaries	-	-	226.16	207.14
Shin Corporation and its related parties	4.58	18.70	2.41	9.55
Related party of SingTel Strategic Investments Pte Ltd.	0.12	-	0.12	-
	4.70	18.70	228.69	216.69

33. Related party transactions (continued)

b) Purchases of services

	Consolidated 2006	Consolidated 2005	Company 2006	Company 2005
	Million Baht	Million Baht	Million Baht	Million Baht
Rental and other service expenses				
Subsidiaries	-	-	4,933.92	5,890.55
Shin Corporation and its related parties	470.79	1,048.00	434.33	972.79
SingTel Strategic Investments Pte Ltd.				
and its related parties	357.12	306.17	357.12	306.17
	827.91	1,354.17	5,725.37	7,169.51
Advertising expense - net*				
Shin Corporation and its related parties	617.02	528.80	569.39	502.25
(Advertising expense - gross**				
- Consolidated 2006 : 1,854.17 Million Baht				
2005 : 1,766.14 Million Baht				
- Company 2006 : 1,718.21 Million Baht				
2005 : 1,707.42 Million Baht)				
	617.02	528.80	569.39	502.25

* *Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.*

** *Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.*

	Consolidated 2006	Consolidated 2005	Company 2006	Company 2005
Promotion expense				
Subsidiaries	-	-	146.03	29.40
Consulting and management fees				
Shin Corporation and its related parties	101.68	207.42	100.71	206.04
Interest expense				
Subsidiary	-	-	237.33	126.44
Major shareholder of Shin Corporation	0.04	0.53	0.04	0.53
Directors of related parties	1.48	2.16	1.48	2.16
	1.52	2.69	238.85	129.13

33. Related party transactions (continued)

c) Dividend paid

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Dividend paid				
Shin Corporation and its related parties	7,961.39	7,076.79	7,961.39	7,076.79
SingTel Strategic Investments Pte Ltd.	3,578.40	3,180.80	3,578.40	3,180.80
	11,539.79	10,257.59	11,539.79	10,257.59

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Subsidiary	-	-	54.35	-

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Short-term investments				
Shin Corporation (Note 7)	-	185.48	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,746.21	1,647.48
Shin Corporation and its related parties	13.16	13.07	3.15	3.66
Related party of SingTel Strategic Investments Pte Ltd.	133.61	124.61	133.60	124.61
	146.77	137.68	1,882.96	1,775.75
Amounts due from related parties				
Subsidiaries	-	-	44.17	38.79
Shin Corporation and its related parties	2.97	3.02	2.14	0.79
	2.97	3.02	46.31	39.58
Short-term loans to related parties				
Subsidiaries	-	-	40.80	0.50

33. Related party transactions (continued)

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties (continued)

As at 31 December 2006, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 6.65% per annum (2005: 4.75% per annum). Repayment term is at call.

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Subsidiaries	-	-	424.63	622.01
Shin Corporation and its related parties	28.27	74.96	17.94	58.74
Related party of SingTel Strategic Investments Pte Ltd.	47.67	46.44	47.67	46.44
	75.94	121.40	490.24	727.19
Amounts due to related parties				
Subsidiaries	-	-	238.65	125.61
Shin Corporation and its related parties	506.71	353.53	470.29	342.57
Related party of SingTel Strategic Investments Pte Ltd.	16.50	11.60	16.50	11.60
	523.21	365.13	725.44	479.78
Accrued interest expense				
Subsidiary	-	-	-	84.37
Short-term loan from related party				
Subsidiary	-	-	4,200.00	8,000.00

As at 31 December 2006, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 5.00 % per annum (2005: 3.25% per annum). Repayment term is at call (2005: paid during the quarter ended 30 June 2006).

33. Related party transactions (continued)

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	2006	2005	2006	2005
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	-	10.00	-	10.00
Directors of the Company and its related parties	0.47	37.00	0.47	37.00
	0.47	47.00	0.47	47.00

f) Directors' remuneration

During the year ended 31 December 2006, the total remuneration of the directors approximated Baht 7.58 million (2005: Baht 5.99 million) on consolidated basis and Baht 6.71 million (2005: Baht 5.69 million) on company basis, not exceeding the amount approved by the Annual General Shareholders' Meeting of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

g) Commitments with related parties

As at 31 December 2006, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Group is committed to pay for such services under these agreements amounting to approximately Baht 1.72 million per month (2005: Baht 2.03 million per month) on consolidated basis and Baht 1.72 million per month (2005: Baht 2.03 million per month) on company basis.

h) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

33. Related party transactions (continued)

h) Shin Corporation's warrants (continued)

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 25 august 2006 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	16.45	1:1.06942
30/05/2003 (Grant II)	12.22	13.67	1:1	12.78	1:1.06942
31/05/2004 (Grant III)	8.82	36.41	1:1	34.05	1:1.06942
31/05/2005 (Grant IV)	8.33	41.76	1:1	39.57	1:1.05540
31/07/2006 (Grant V)	6.99	37.68	1:1	36.83	1:1.02307

Movements in the number of SHIN's warrants are as follows:

	Million units
For the year ended 31 December 2006	
Opening balance	38.00
Granted	6.99
Exercised	(20.03)
Closing balance	24.96

During the year ended 31 December 2006, the Company's directors exercised 20.03 million units of warrants to acquire 20.57 million ordinary shares of SHIN.

i) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

33. Related party transactions (continued)

i) Special reward program (continued)

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding Million Baht
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the year ended 31 December 2006	
Beginning balance	1.08
Granted	-
Exercised	(0.81)
Cancelled	(0.27)
Closing balance	-

0.81 million units were exercised during the year ended 31 December 2006. The subsidiary did not incur expense from the exercised rights.

34. Subsequent event

Interconnection agreement

Under the Telecommunications Act and the NTC Interconnections Notification, the Company has entered into the interconnection agreements for making interconnection with the network of other operators on 30 November 2006 and 16 January 2007. The agreements were effective on 1 February 2007 onwards.

Warrants granted to directors and employees - exercised

As mentioned in Note 25, during the year ended 31 December 2006, the Company's warrants of 0.23 million units and 0.08 million units were exercised at Baht 44.62 each and Baht 40.35 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 January 2007.

In January 2007, a total of 0.37 million units, being 0.29 million units and 0.08 million units of the Company's warrants were exercised at Baht 44.62 each and Baht 40.35 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 February 2007.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,953.55 million to Baht 2,954.28 million, and from Baht 20,978.56 million to Baht 21,009.69 million, respectively.

Proposed dividend payment of the Company

At the Board of Directors' Meeting held on 23 February 2007, the Board passed a resolution proposing to the Annual General Shareholders' Meeting the payment of dividends for the year 2006, at the rate of Baht 6.30 per share, Baht 3.00 each of which was paid as an interim dividend on 13 September 2006. However, the proposed dividends must be approved by the shareholders.

AIS

Invitation Letter to

Annual General Meeting of Shareholders

For 2007

Advanced Info Service Public Company Limited

On April 25, 2007

At 10.00 Hrs.

At Auditorium, Shinawatra Tower 3, 9th Floor

1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok 10900

In order to enhance efficient registration process, please bring along the proxy to the Meeting

AIS

Registration No. 0107535000265
(Formerly Bor Mor Jor 59)

AVP-CI 0117 / 2007

March 26, 2007

Subj. : Notice of the 2007 Annual General Meeting of Shareholders

To : Shareholders,
Advanced Info Service Public Company Limited

Encls.:
1. A copy of Minutes of the Extraordinary General Meeting of Shareholders No. 1/2006 held on August 8, 2006;
2. Annual Report in which Balance Sheets, Profit and Loss Statements and Cash Flow Statements of the year 2006 ended December 31, 2006 are also included as well as dividend policy and details of payment;
3. Preliminary information on the retired Directors being proposed for re-appointment;
4. Details for consideration on loan procurement by the Company;
5. Report Form on the allotment of additional ordinary shares reserved for exercising the right in pursuance with the ESOP due to the entering into terms and conditions of the Prospecturs;
6. Proxy Form B. as prescribed by the Department of Business Development, the Ministry of Commerce (Form A and Form C can be downloaded from the Company's Website);
7. Information on the Independent Directors;
8. Articles of Association concerning the shareholders meeting;
9. Notes on documents and evidence identifying shareholders or proxies eligible to register, attend and vote at the meeting;
10. Procedures for attending 2007 Annual General Meeting of Shareholders; and
11. Map of the Meeting's venue.

Whereas, the Board of Directors of Advanced Info Service Public Company Limited (the "Company") No. 2/2007 held on February 23, 2007 has passed a resolution to convene the 2007 Annual General Meeting of Shareholders on April 25, 2007 at 10.00 Hrs. at the Auditorium, 9th Floor Shinawatra Tower III, No. 1010 VibhavadeeRangsit Road, Chatuchak, Bangkok to consider matters, supported by the Board's opinion, subject to the following agenda:

Agenda 1. **Matters to be informed.**

Agenda 2. **To consider and certify the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2006, held on August 8, 2006.**

Objective and Reason: The Extraordinary General Meeting of Shareholders had been held on August 8, 2006 and the Minutes thereof was prepared and submitted to the Stock Exchange of Thailand and the Ministry of Commerce within 14 days as prescribed by law. (Attachment 1)

Board's Opinion : the said Minutes was prepared and recorded accurately and recommended to be certified.

Agenda 3. **To consider and certify the results of operation for 2006.**

Objective and Reason: A summary of the Company performance and material changes in 2006 has been prepared and included in the Annual Report. (Attachment 2)

Board's Opinion : the results of operation were recommended to be certified and summarized as follows:

In Million Baht	2006	2005	Variance	Percentage
Assets	134,301	127,960	1,341	5.0
Liabilities	56,702	48,025	8,677	18.1
Revenue	91,428	92,517	(1,089)	(1.2)
Net Profit	16,256	18,725	(2,469)	(13.2)
Net Profit per Share (Baht)	5.50	6.36	(0.86)	(13.5)

<u>Agenda 4.</u> **To consider and approve the balance sheet, statements of income and statements of cash flow for 2006 ended December 31, 2006.**

<u>Objective and Reason</u>: According to the public company law, balance sheet and statements of income as at the end of fiscal year shall be prepared by the Company and verified by the auditor for approval by the shareholders' meeting.

<u>Board's Opinion</u> : the said balance sheet and statements of income as examined and verified by the auditor i.e. PricewaterhouseCooper ABAS Co., Ltd., and duly reviewed by the Audit Committee were recommended to be proposed to and approved by the general meeting of shareholders. (Attachment 2)

<u>Agenda 5.</u> **To consider and approve the appointment of the Company's auditors and determine a fee for 2007.**

<u>Objective and Reason</u>: According to the public company law, the general meeting of shareholders shall approve the appointment of, and fixing a fee for, the auditor.

<u>Board's Opinion</u> : proposal by the auditor has been considered taking into consideration of experience and appropriateness of a fee; appointment of the following auditors from PricewaterhouseCoopers ABAS Co., Ltd:

1. Mr. Suchart Leungsurasawat CPA No. 2807
2. Miss Nangnoi Charoenthaveesub CPA No. 3044
3. Mrs. Suwannee Bhuripanyo CPA No. 3371
4. Mr. Prasit Yuengsrikul CPA No. 4174

are recommended to be approved whereby any one of them shall be authorized to conduct the audit and express opinion on financial statements of the Company and other subsidiaries provided however in the absence of the above named auditors, PricewaterhouseCoopers ABAS Co., Ltd. shall be authorized to designate other auditors of it, and a fee for 2007 is recommended to be fixed at Baht 10,278,000 comprising:

Balance Sheets of the Company	Baht 2,790,000
Quarterly review inclusive of subsidiaries	Baht 4,060,000
Balance Sheets of subsidiaries (payable by each of subsidiaries)	Baht 3,428,000

(In 2006, the fee was Baht 9,450,000 inclusive of out – of – pocket expenses)

The above named auditors have no relation / interest with the Company / subsidiaries / executives / major shareholderders or connected persons.

Agenda 6. **To consider and approve dividend payment to the shareholders for fiscal year 2006.**

Objective and Reason: The Company has possessed retained earnings and considers appropriate to declare dividend payment and the shareholders' meeting shall approve such payment according to the public company law.

Board's Opinion : recommended that dividend for fiscal year 2006 be paid to the sharehodlers at the rate of Baht 6.30 being 114.55 percent of net profit; interim dividend was made during the first half of the year a the rate of Baht 3.00, thus the dividend for the second half of the year remains at Baht 3.30 per share; accordingly registration book shall be closed at 12.00 hours of April 4, 2007 so as to designate the shareholders who are entitled to the dividend and payment fixed on May 10, 2007. (Attachment 2)

Agenda 7. **To consider and approve the re-appointments of retired directors.**

Objective and Reason: According to the public company law and the Company's Articles of Association, at the annual ordinary general meeting, one thirds of directors shall be retired by rotation but they can be re-appointed.

Board's Opinion : by recommendation of the Nomination Committee, the following 4 directors who are retired by rotation should be re-appointed:

1. Mr. Surasak Vajasit	Director, Independent Director, Member of the Audit Committee and Member of Nomination Committee
2. Mr. Suphadej Poonpipat	Director
3. Ms. Koh Kah Sek	Director
4. Mr. Allen Lew Yoong Keong	Director

Details of age, shares held, educational qualifications, working experience, attendance record to the Board of Directors and Committees as well as contribution by each of directors are as per Attachment 3.

According to the Company's Articles of Association, a resolution of appointment of each of directors shall requite a majority vote.

Agenda 8. **To consider and approve the directors' remuneration for 2007.**

Objective and Reason: According to the public company law, a shareholders' general meeting shall approve remuneration for directors.

Board's Opinion : by recommendation of the Remuneration Committee, the total budget not to exceed Baht 12,000,000 (Baht Twelve Million) inclusive of monetary remuneration i.e. monthly retainer fee, attendance fee and yearly bonus should be allocated; in 2006 total payment was Baht 6,710,000.

Policy on Remuneration for Directors for the Year 2007

Director	Monetary Remuneration		
	Monthly Retainer Fee	Attendance Fee	Bonus
Chairman	✓	✕	✓
Independent / Outside	✓	✓	✓
Representative Under Concession	✓	✓	✓
Representative from Shareholders	✕	✕	✕
Executive	✕	✕	✕

Remark:

1) Attendance fee – Baht 25,000
2) Chairman is remunerated monthly at Baht 100,000
3) Monthly Retainer Fee for Chairman of Audit Committee – Baht 75,000, independent / outside directors and representative under concession – Baht 50,000
4) This policy excludes executive directors who are given monthly salary and yearly bonus

A resolution shall require an affirmative vote of not less than two thirds of the total number of shareholders attending and eligible to vote.

Agenda 9. **To consider and approve the loan procurement by the Company.**

Objective and Reason: The Board of Directors, at its meeting No.2/2007 held on February 23, 2007 resolved to approve loan procurement by the Company to fund network expansion, redeem debentures due and apply as working capital; the Company will procure funds by borrowing money and/or issuing and offering debt instruments in an amount not more than Baht 12,000,000,000 (Baht Twelve Thousand Million) or its equivalent in other currencies; the issuing and offering debt instruments shall be proposed to, and approved by, the meeting of shareholders.

Board's Opinion : the meeting of shareholders should approve the issuing and offering of unsubordinated and unsecused debentures in an amount of not more than Baht 12,000,000,000 (Baht Twelve Thousand Million) or its equivalent in other currencies, proceeds of which shall be used for expansion of network, repaying debentures due to be redeemed and applied as working capital (Attachment 4).

A resolution shall require an affirmative vote of not less than three-fourths of shareholders attending and eligible to vote.

Agenda 10. **To consider and approve the allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus.**

Objective and Reason: The Company made payments of dividend in 2006 at a rate exceeding 50 per cent of net profit, thus fell under conditions prescribed in the Prospectus of the ESOP; it is necessary the Company adjust right of those entitled to such ESOP so that their rights would not be prejudiced by alloting additional ordinary shares for subscription.

Board's Opinion : the general meeting of shareholders should approve alloting 1,245,000 ordinary shares at par value of Baht 1 out of unallotted 2,010,993,609 shares at par value of Baht 1 to executives and employees in ESOP program pursuant to adjustment of right as prescribed in the Prospectus (Attachment 5).

Agenda 11. **To consider other matters (if any).**

For the purpose of this Meeting, the shares registration book of the Company shall be closed as from 12.00 hours of April 4, 2007 until the 2007 Annual General Meeting of Shareholders is adjourned.

Please be informed and kindly attend the Meeting at day, time and venue as specified above. Shareholders who cannot attend personally are requested to grant a proxy or any independent director under an enclosed proxy form on which the bar code is properly affixed. For your convenience, shareholders and/or proxies should produce such proxy together with other supporting documents for proper registration.

Yours sincerely,
By order of the Board of Directors
Advanced Info Service Public Company Limited

Mr. Somprasong Boonyachai
Director

Minutes of the Extraordinary General Meeting of Shareholders No. 1/2006
of
Advanced Info Service Public Company Limited
Held on Tuesday, August 8 2006 at 14.00 Hrs.
At the Auditorium, 9th Floor Shinawatra Tower III
1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok.

There were 757 shareholders present in person and by proxy altogether holding 2,558,734,690 shares from the total of 2,951,675,921 shares equivalent to 86.69 percent of the total number of shares issued.

Prior to the Meeting, an officer of the Company explained the procedure for casting votes as follows:

- To cast vote in each agenda, one share shall have one vote;
- To sum up the number of votes in each agenda, only the votes disagreeing or abstaining (from which ballots of the respective purposes have been previously collected from those shareholders) shall be extracted from the total votes attending the Meeting whereas the remaining votes shall be regarded to have agreed with each agenda;
- To facilitate any query or comment, shareholders were requested to please raise their hands and identify themselves to the Meeting.

Dr. Paiboon Limpaphayom, Chairman of the Board of Directors, presided over the Meeting and introduced 5 other directors of the Company, as well as Chief Financial Officer and independent legal counsels examining the procedure for casting votes as follows:

1. Mr. Boonklee Plangsiri	Director
2. Mr. Aviruth Wongbuddhapitak	Director, Independent Director and Chairman of Audit Committee
3. Mrs. Tasanee Manorot	Director, Independent Director and Member of Audit Committee
4. Mr. Surasak Vajasit	Director, Independent Director and Member of Audit Committee
5. Mr. Somprasong Boonyachai	Director, Executive Chairman and Secretary to the Board of Directors
6. Mr. Pong-amorn Nimpoonsawat	Chief Financial Officer
7. Ms. Nattaporn Pengkul	Clifford Chance (Thailand) Ltd.
8. Mr. Wiroj Sakdakrai	Clifford Chance (Thailand) Ltd.

Chairman asked Mr. Somprasong Boonyachai, Executive Chairman and Secretary to the Board, to proceed with the Meeting.

Mr. Somprasong Boonyachai informed the Meeting that this Extraordinay General Meeting of Shareholders No.1/2006 was convened on this day pursuant to the resolution of the Board of Directors' Meeting No.6/2006 held on July 12, 2006 to consider the issuing and offering of unsubordinated and unsecured debentures as specified in the notice for calling this Meeting dated July 26, 2006. In this regard, the Company's Share Register Book was closed for determining the shareholders' right to attend and vote on this Meeting on July 27, 2006 at 12.00 hours until this Meeting was adjourned.

Since the number of shareholders present in person and by proxy was sufficient to constitute the quorum as required by the Company's Articles of Association, he thus requested the Meeting to consider the matters in accordance with the following agenda.

1. Matters to be Informed.

There were no matters to inform to the Meeting by management and the Board.

2. To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2006, held on April 24, 2006.

The Chairman requested the Meeting to consider and adopt the Minutes of the Annual General Meeting of Shareholders for the Year 2006, held on April 24, 2006 as per details in a copy of the Minutes of the Annual General Meeting of Shareholders for the Year 2006, which had already been distributed to the shareholders together with the notice for calling this Meeting.

Since there was no shareholder raising any further question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The said Minutes be and hereby was adopted and certified, with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,544,465,390	99.44
2. Disagreed	-	0.00
3. Abstained	14,269,300	0.56
Total	2,558,734,690	100

3. To consider and approve the issuing and offering of unsubordinated and unsecured Debentures.

Mr.Somprasong Boonyachai, stated to the Meeting that the Company had undergone the plan to procure funds for the Company to provide capital for investment in expansion of the network system, repaying debentures due to be redeemed and allotting working capital for the Company. The Board of Directors, at its meeting No.6/2006 held on July 12, 2006, resolved to approve the plan to procure funds by borrowing money and/or issuing and offering debentures in an amount of no more than 25,000 Million Baht (Baht Twenty Five Thousand Million) or its equivalent in other currencies; and to approve the authorization of the Executive Committee or persons delegated by the Executive Committee and/or the Board of Directors (the "Attorney") to make a decision on whether the Company shall procure the aforementioned funds by borrowing money or by issuing and offering debentures, or a combination of both.

Therefore, it was deemed appropriate that the Meeting approve that the Company issue and offer unsubordinated and unsecured debentures (the "Debentures") in an amount of no more than Baht 25,000 Million (Baht Twenty Five Thousand Million) or its equivalent in other currencies provided an aggregate of funds procured by either issuing and offering of the Debentures, and by borrowing shall not exceed Baht 25,000 Million (Baht Twenty Five Thousand Million). The Debentures may be offered to the public, institutional investors and/or specific investors in Thailand and/or outside the country in accordance with the relevant notifications of the Office of the Securities and Exchange Commission. The Debentures may be offered in the same set or several sets at the same time or several

times. If the Company issues and offers Debentures on a public-offering basis, Debentures maybe allotted to the Company's existing debenture holders and/or management of the Company before offering them to general investors; and that the Meeting approve the authorization of the Attorney to issue and offer the aforementioned Debentures and perform the following related tasks:

(1) Structure, determine, specify and adjust any details of the Debentures such as terms and conditions of issuer and Debenture holders, amount of Debentures, par value, interest rate, interest payment method, term, redemption period, subscription period, offering/allocation method including (but not limited to) amount and ratio for Debenture allotment, appointment of arranger/underwriter, registration and/or Debenture holders' representative (if any) and the arrangement for the listing of Debentures on the secondary market;

(2) Negotiate, prepare, agree, execute and deliver any agreements and other documents with respect to the issue and offer of the Debentures; and

(3) Perform all other tasks that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issue and offer of the Debentures.

Shareholders kindly raised the following queries:

1. Did a Financial Advisor provide a preliminary comment on the issuing and offering of the Debentures?

Chief Financial Officer clarified the service of a Financial Officer had not been required of the issuing and offering of the debentures. He went on that in the upcoming 4th quarter, there would be current debentures due to be redeemed in the amount of approximately Baht 12,000 Million (Baht Twelve Thousand Million) and that market conditions as to how the market would respond and absorb the debentures to be issued would be taken into consideration.

2. How would the ratio of debt : equity be and would the issuing and offering of the debentures impact the dividend distribution?

Chief Financial Officer clarified the current ratio of debt: equity was 0.5 and given other factors, the issuing and Offering of debentures would not impact the dividend distribution although credit standing by related rating agency of the Company was also taken into consideration. He went on to clarify that proper timing was now under study and it would likely be in the 4th quarter of 2006 as the Company should consider

as to whether there would be other companies that had planned to issue and offer debentures in the same period.

3. What would be investment in network as specified in the objectives of issuing and offering of the Debentures?

Executive Chairman clarified that there had been more subscribers following heavy promotions launched by other mobile phone operators. The investment would thus focus on improvement of main switching, base stations and transmission facilities etc. He went on that subscribers' behaviour had changed but the improvement would provide more convenience in calling.

4. Would the Company's response be given the fact that other mobile phone operators heavy price promotions would not stop?

Executive Chairman clarified that such heavy price promotions added costs for such operators thus resulting in decline of same. The Company's heavy promotion ended on the past month of July with quite a nominal numbers of post-paid subscribers remaining in the system.

5. Following report to SET of resolutions passed by the Board on July 12, 2006 as regards investment of network expansion in Phase 17A, would proceeds from borrowing and/or issuing and offering of debentures be utilized in this Phase, and would the Company invest in 3G Technology?

Executive Chairman explained that the proceeds would be utilized to fund the network expansion in Phase 17A but the Company would not so far invest in 3G Technology.

6. Could the Company forecast interest rate for the Debentures?

Chief Financial Officer responded that it would be most unlikely to do so as issuing and offering of the Debentures would depend heavily on market conditions including, among others, spread above the rate offered on government bonds. Credit standing as affirmed by rating agencies would also count. However, for information to shareholders, interest rates for government bonds as of August 4, 2006 were as follows:

- *3 years government bond - approximately 5.35%*
- *5 years government bond - approximately 5.40%*
- *7 years government bond - approximately 5.46%*

7. ***Following the Company's plan to issue and offer the Debentures to existing bondholders and the Company's executives, would this plan put shareholders a disadvantageous position, or would it affect the Company's cost of fund?***

Executive Chairman clarified that a number of existing bondholders and the Company's executives would not carry sufficient weight so as to affect the Company's cost of fund as major conditions would rather depend on market conditions and sentiments in reponse to the issuing and offering of Debentures.

Chief Financial Officer further clarified the issuing and offering of the Debentures was not the nature of private placement. There were only some bondholders who at the same time were the Company's executives.

Since there was no shareholder raising any further question, the Chairman, then, proposed the Meeting to cast their votes. Chairman also advised that the Meeting pass a resolution to approve the issuing and offering of the Debentures with no less than 75 (seventy five) percent of the votes of shareholders attending, and being eligible to vote at, the Meeting.

After due consideration, the Meeting

RESOLVED THAT The issuing and offering of unsubordinated and unsecured Debentures be and hereby was approved with the following votes:

Resolution	**Votes (1 Share = 1 vote)**	**% of the total shares held by shareholders attending and having right to vote**
1. **Agreed**	2,544,465,390	99.44
2. **Disagreed**	-	0.00
3. **Abstained**	14,269,300	0.56
Total	2,558,734,690	100

4. <u>Other Matters.</u>

There were shareholders kindly raising additional queries as follows:

1. ***Following the announcement of 10-digit mobile phone system to be applied on September 1, 2006, would the Company be ready for relevant system?***

Executive Chairman clarified that firstly, this was a policy which had been launched by the National Telecommunications Commission (NTC) and such policy would be on press release shortly. Secondly, the Company had been, indeed, prepared for the policy for quite a time. In particular, in an initial period after the launch, the mobile phone system would recognize and automatically adjust when calls would be made even by 9 digits. Finally, the Company's service centers were well prepared to facililate subscribers who might not wish to adjust mobile numbers to 10 digists by themselves. Such service centers would include and expand to dealers and other business partners of the Company. Further, the Company would upload related program on its Website so that same could be self-downloaded by subscribers.

2. ***Did shareholder i.e. Temasek provide any technical assistance to the Company ?***

Executive Chairman clarified that Temasek was indeed one of shareholders in Shin Corporation Public Co., Ltd. However, Temasek has so far not be involved in operation of the Company.

There being no further business to come before the Meeting, the Chairman then thanked all shareholders and declared the Meeting adjourned.

The Meeting was adjourned at 14.45 Hrs.

Signed P. Limpaphayom Chairman of the Meeting
(Dr. Paiboon Limpaphayom Ph.D)

Signed ____________ Secretary to the Meeting
(Mr. Somprasong Boonyachai)

Dividend Policy and Details of Dividend Payment of Advanced Info Service Plc.

Dividend Policy

According to the meeting of debenture holders held on September 12, 2005 and September 22, 2005 with respect to un-mature debentures, the meeting resolved that the Company may pay dividends to shareholders over 40% of net profit, on the condition that the Company must obtain at least an "AA" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating shall be obtained within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

The Company and its subsidiaries may pay dividends to shareholders over 40% of net profit after tax unless the Company and its subsidiaries have no financial needs and occurrences materially affecting the Company and its subsidiaries' normal operations taking into account of dividends payment ratio and growth in the industry of the region.

Details of Dividend Payment

According to Public Limited Company Act, the Company shall allocate not less than five percent of its annual net profit less the accumulated losses brought forward (if any) to legal reserve until this reserve attains an amount not less than ten percent of the registered capital. This has been already performed by the Company.

Details of Dividend Payment	**2004**	**2005**	**2006**
Total Dividend Payment (Baht per Share)	4.75	6.30	6.30
1. Interim Dividend (Baht per Share)	2.15	3.00	3.00
2. Annual Dividend (Baht per Share)	2.60	3.30	3.30
Total Dividend Amount (Million Baht)	12,495	16,492	18,592
Dividend Payout Ratio (Percent)	68.94	99.06	114.55

Definition of Independent Director of Advanced Info Service Plc.

An Independent Director is a qualified individual and possesses an independency according to the Company's Corporate Governance Policy established by the Board, and the criteria established by the Stock Exchange of Thailand, which have been defined more restrictively than the criteria established by the Stock Exchange of Thailand. An Independent Director must:

1. hold shares of not more than 0.5% of the paid-up capital of the Company, affiliates, connected companies or related companies. Such shares shall include those held by related persons.
2. have no participation in management of the Company, an affiliate, a connected company, a related company or a major shareholder of the Company, and not an employee, an officer or a consultant earning a monthly salary from the Company, a connected company, a related company or a major shareholder of the Company.
3. be director who has no direct or indirect interest in terms of finance and management of the company, an affiliate, a connected company, a related company or a major shareholer of the Company, or a director having had no direct or indirect interest as stated earlier for a period of one year preceding nomination as an Independent director, except in the case where the Board of Directors, after deliberate consideration, is of the opinion that such previous interest does not affect performance and capacity to express independent opinions.
4. be a director who is not a related person to or a close relative of Management or a major shareholder of the Company.
5. not be nominated to protect the interests of a director, a major shareholder, or any shareholder who is related to a major shareholder.
6. be able to perform duties, or express opinions or reports as assigned by the Board of Directors without any influence from executives or major shareholders including related persons or close relatives of such persons.

Preliminary info of the retired Directors being proposed for re-election



Name	**Mr. Surasak Vajasit**	
Age	53 Years	
Position	Director, Independent Director, Member of the Audit Committee and Member of the Nominating Committee	
Starting Date of Directorship	May 10, 2006	
Tenure	9 Months	
% Shareholding	-None-	
Highest Education	Barrister-at-law Lincoln's Inn, England	
Governance Training of IOD	DAP Program: Director Accreditation Program Class 29/2004	
Working Experiences	2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
	2005 - Present	Partner, Hunton & Williams (Thailand) Limited
	1997 - Present	Director, Thai Tollow and Oil Company Limited
	2004 - 2006	Director and Independent Director, Shin Corporation Plc.
	2004 - 2005	Director, Coudert Brothers Company Limited
	1981 - 1988	Judge The Buri Ram, Phetchabun and Bangkok Province Course
Director/Management Position in other companies	■ Listed companies	-None-
	■ Non-listed companies	1. Hunton & Williams (Thailand) Limited 2. Thai Tollow and Oil Company Limited
	■ Other organization that may cause any conflict of interests to ADVANC	-None-
Attention of meetings in 2006	Duly appointed as Director and Audit Committee since May 10, 2006 Duly appointed as Nominating Committee since July 12, 2006.	
	■ Board Meeting	4/9 times
	■ Audit Committee Meeting	6/12 times
	■ Nominating Committee Meeting	-
	■ The 2006 Annual General Meeting	-
	■ The Extraordinary General Meeting No.1/2006	1/1 time
Illegal record in part 10 Year	-None-	
Kin Relationship with Management	-None-	
Relationship with the Company/Subsidiaries/ Associates or any business registrations that may cause conflict of interests in the past 2 year	■ Being an executive director, an employee, an advisor, an attorney, or an auditors on the payroll(s)	-No-
	■ Being a specialist (i.e. Auditor or Legal Consultant)	-No-
	■ Significant business relationship that may restrain one from performing his or her job independently.	-None-
Contribution of The Company	■ Provide opinion and participate in strategic direction, legal comments, perspectives of independent director	
	■ Provide opinions as member of Audit Committee, review, monitor and ensure operation according to law, disclosure of information, internal control and good corporate governance	
	■ Provide comment and approve the Company Code of Ethics	

Preliminary info of the retired Directors being proposed for re-election



Name	**Mr. Suphadej Poonpipat**	
Age	56 Years	
Position	Director	
Starting Date of Directorship	November 13, 1992	
Tenure	15 Years	
% Shareholding	-None-	
Highest Education	Master Degree Master of Science University of Wisconsin, USA	
Governance Training of IOD	DAP Program: Directors Accreditation Program Class 8/2004	
Working Experiences	2006 - Present	President and Chief Executive Officer, Thanachart Capital Plc.
		Director, Advanced Info Service Plc.
	2005 - Present	Director, MBK Resort Plc.
		Director, Thanachart Insurance Co., Ltd.
		Chairman of the Executive Committee, Thanachat Bank Plc.
	2003 - Present	Director, Siam Piwat Co., Ltd.
		Director, Thanachart Life Assuance Co., Ltd.
		Director, Plan Estate Co., Ltd.
	1989 - Present	Director, MBK Development Plc.
	1998 - 2006	Chairman of the Audit Committee, Advanced Info Service Plc.
	1990 - 2006	President and Chief Executive Officer, National Finance Plc.
	1992 - 1998	Director, Advanced Info Service Plc.

Director/Management Position in other companies

- Listed companies
  1. MBK Development Plc.
  2. Thanachat Bank Plc.
  3. Thanachart Capital Plc.
- Non-listed companies
  1. Plan Estate Co., Ltd.
  2. Thanachart Life Assuance Co., Ltd.
  3. MBK Resort Plc.
  4. Siam Piwat Co., Ltd.
  5. Thanachart Insurance Co., Ltd.
- Other organization that may cause any conflict of interests to ADVANC: -None-

Attention of meetings in 2006

- Board Meeting: 7/9 times
- The 2006 Annual General Meeting: 1/1 times
- The Extraordinary General Meeting No.1/2006: 1/1 times

Illegal record in part 10 Year -None-

Kin Relationship with Management -None-

Contribution of The Company

- Provide opinion and participate in strategic direction on accounting and financial aspects which are beneficial for the Company operation
- Provide comment and approve the Company Code of Ethics

Preliminary info of the retired Directors being proposed for re-election



Name	**Ms. Koh Kah Sek**	
Age	36 Years	
Position	Director	
Starting Date of Directorship	January 22, 2007	
Tenure	3 Months	
% Shareholding	-None-	
Highest Education	Bachelor of Commerce, The University of Melbourne	
Governance Training of IOD	-None-	
Working Experiences	2007 - Present	Director, Advanced Info Service Plc.
	2005 - Present	Group Financial Controller, Singapore Telecommunications Ltd.
	1999 - 2005	Vice President (Finance), Far East Organisation - Yeo Hiap Seng Ltd.
	1999 - 1999	Analyst, Goldman Sachs
	1994 - 1999	Assistant Audit Manager, PricewaterhouseCoopers

Director/Management Position in other companies

- Listed companies -None-
- Non-listed companies
  1. Mobile from Advance Co., Ltd.
  2. Advanced Datanetwork Communications Co., Ltd.
  3. Data Network Solutions Co., Ltd.
  4. Digital Phone Co., Ltd.
  5. Advanced Contact Center Co., Ltd.
  6. SingTel Group
- Other organization that may cause any conflict of interests to ADVANC -None-

Attention of meetings in 2006

Duly appointed since January 22, 2007.

- Board Meeting -
- The 2006 Annual General Meeting -
- The Extraordinary General Meeting No.1/2006 -

Illegal record in part 10 Year -None-

Kin Relationship with Management -None-

Contribution of The Company -

Preliminary info of the retired Directors being proposed for re-election



Name	**Mr. Allen Lew Yoong Keong**
Age	51 Years
Position	Director and Member of the Executive Committee
Starting Date of Directorship	March 20, 2006
Tenure	1 Year 1 Month
% Shareholding	-None-
Highest Education	Master Degree Science (Management), Massachusetts Institute of Technology, USA
Governance Training of IOD	-None-

Working Experiences

2006 - Present	Chief Executive Officer, Singapore
	Director, Advanced Info Service Plc.
2005 - 2006	Managing Director - Consumer (Optus)
2001 - 2005	Managing Director - Mobile (Optus)
1999 - 2001	Chief Operating Officer, Advanced Info Plc.
1995 - 1999	Chief Operating Officer, Singapore Telecom International

Director/Management Position in other companies

- Listed companies: -None-
- Non-listed companies:
  1. Advanced Contact Center Co., Ltd.
  2. Digital Phone Co., Ltd.
  3. SingTel Group
- Other organization that may cause any conflict of interests to PTTEP: -None-

Attention of meetings in 2006

Duly appointed since March 20, 2006.

- Board Meeting: 2/9 times
- The 2006 Annual General Meeting: -
- The Extraordinary General Meeting No.1/2006: -

Illegal record in part 10 Year -None-

Relationship with Management -None-

Contribution of The Company

- Provide opinions as one of shareholder representatives and as member of the board of executive together with international perspective, participate and comment as foreign investors with respect to impacts on the Company operation

Details for Consideration and Approve the Loan Procurement by the Company

The Board of Directors recommends to approve the plan to procure funds for the Company to provide capital for investment in expansion of the network system, repay debentures, which are due to be redeemed and being working capital of the Company. The Company will procure funds by borrowing money and/or public issuing and offering debt instruments in an amount not more than Baht 12,000,000,000 or equivalent in other currencies. In order to consider the method for the procurement of funds, the meeting approved the empowerment of the executive committee or person who is empowered by the Board of Directors and/or the executive committee ("**Attorney**") to be the authorized person to make a decision on whether the Company shall procure funds for the Company by means of borrowing money or issuing and offering debt instruments or a combination of both under the following details:

(a) Approved the total credit amount in aggregate of the borrowed money and/or issuing and offering debt instruments pursuant to the details specified in (b) and (c) shall not exceed Baht 12,000,000,000 or equivalent in other currencies;

(b) Approved the Company to borrow money from both domestic and/or overseas sources in an amount of no more than Baht 12,000,000,000 or equivalent in other currencies.

The Board of Directors recommends to approve the borrowing in an amount of not more than Baht 12,000,000,000 or equivalent in other currencies from domestic and/or overseas sources, and the empowerment of the Attorney to be the authorized person to make a decision on borrowing money including carrying out other acts relating to the borrowing of money such as structure credit amount, tenor, conditions and details of borrowing including negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the borrowing including appointing an underwriter and agent and do all other acts that the Attorney deems necessary or desirable for the purpose of facilitating or implementing of such borrowing;

(c) Approved the Company to issue and offer the debt instruments both short and/or long tenor in an amount of not more than Baht 12,000,000,000 or equivalent in other currencies

The Board of Directors recommends to approve the issue and offer of debt instruments to the public in an amount of not more than Baht 12,000,000,000 or equivalent in other currencies. The debt instruments may be offered to the public and/or institutional investors and/or specific investors in Thailand and/or outside Thailand both short and/or long tenor in accordance with the relevant notifications of the Office of the Securities and Exchange Commission. The debt instruments may be offered in the same set or several sets at the same time or several times. If the Company issues and offers debt instruments on a public offering basis, the Board of Directors approved the allotment of debt instruments to the existing debt instruments' holders of the Company and/or management of the Company before offering to general investors without waiting to see if there are any debt instruments remaining from the subscription by other general investors.

The Board of Directors approved the empowerment of the Attorney to be the authorized person to issue and offer debt instruments including operating other acts relating to the issue and

offer of debt instruments such as structure, determine, specify and adjust any details of the debt instruments, for example, terms and conditions of issuer and debentureholders, amount of the debt instruments offered in each time, par value, interest rate, interest payment method, term, redemption period, subscription period, offering/allocation method including (but not limited to) amount and ratio for debt instruments allotment, appointment of arranger/underwriter, register and/or debentureholders' representative (if any) and the arrangement for the listing of debt instruments on the secondary market; negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issue and offer of the debt instruments; and do all such other acts and things that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issue and offer of the debt instruments.

(d) Approved the empowerment of the Attorney to be the authorized person to make decisions and carry out necessary acts relating to hedging transactions in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate in relation to loan procurement under (b) and (c) above.

The Board of Directors approved the issue and offer of the debt instruments to be proposed to the shareholders' meeting details of which were as proposed by the Board of Directors in all respects. As required by law, the shareholders' meeting shall approve the issue and offer of debenture that is one type of the debt instruments.

(Translation)

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 23, 2007

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2007, held on February 23, 2007 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 1,245,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,245,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 1,245,000 unissued ordinary shares, at the par value of 1 Baht each, totaling 1,245,000 Baht, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	**Number (shares)**	**Ratio (old : new)**	**Exercise price per share (Baht)**	**Subscription and payment period**	**Note**
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 1,245,000 shares.	1,245,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,010,993,609 shares with par value of 1 Baht each, totaling 2,010,993,609 Baht.

3. **Schedule for Shareholders Meeting to approve the capital increase/ allotment**

The 2007 Annual General Meeting of Shareholders will be held on April 25, 2007, at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will close the share register book from April 4, 2007 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. **Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)**

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. **Objectives of the capital increase and plans for utilizing proceeds received from the capital increase**

The Company will use the proceeds from exercise of warrants as its working capital.

6. **Benefit to the Company from the capital increase/ share allotment:**

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. **Benefit to the shareholders from the capital increase/share allotment:**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. **Other details necessary for shareholders to approve the capital increase/share allotment:**

Regarding the dividends payments of the company for 2006, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

9. **Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:**

Date	Actions
February 23, 2007	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
April 4, 2007	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for 2007
April 25, 2007	The holding of the Annual General Meeting of Shareholder for 2007

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed _____*-Signed*_____ authorized director
(Mr. Somprasong Boonyachai)
Director

Signed _____*-Signed-*_____ authorized director
(Mrs. Siripen Sitasuwan)
Director

The Information of Independent Director

Advanced Info Service Public Company Limited



1. Name	**Mr. Aviruth Wongbuddhapitak**	
Age	58 Years	
Title	Director, Independent Director, Chairman of the Audit Committee, and Member of the Remuneration Committee	
Relationship with Management	- None -	
Highest Education	Master Degree Business Administration New York University, USA	
Governance Training of IOD	Director Certification Program 8/2001	
Working Experience	2006 - Present	Advisor, Siam Cement Plc.
		Chairman of the Audit Committee and Director, Advanced Info Service Plc.
	2003 - Present	Director, Thai Plastic and Chemicals Plc
		Director, CPB Equity Co., Ltd.
		Director, CPB Property Co., Ltd.
	2001 - Present	Director, IT One Co., Ltd.
	1995 - Present	Director, Deves Insurance Plc.
	2003 - 2005	President, Cementhai Property Plc.
	1995 - 2003	Vice President & CFO, Siam Cement Plc.
	1990 - 1995	President, TileCera Inc., USA
	1980 - 1990	Managing Director of Thai Ceramics, Sanitary Wares & Ceramic Tiles, COTTO
	1977 - 1980	Finance Manager of Siam Kraft Co., Ltd.
	1969 - 1977	Finance & Accounting Officer, Siam Cement Group
Illegal Record in past 10 years	- None -	
% Shareholding	- None -	
การมี/ไม่มีส่วนได้เสียในวาระ	- None -	

The Information of Independent Director

Advanced Info Service Public Company Limited



2. Name	**Mrs. Tasanee Manorot**	
Age	61 Years	
Title	Director, Independent Director and Member of the Audit Committee	
Relationship with Management	- None -	
Highest Education	Bachelor Degree Commerce and Accountancy Chulalongkorn University	
Governance Training of IOD	Advanced Management Program, Harvard Business School, USA, Director Certification Program 32/2003	
Working Experience	2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
	2002 - 2005	Senior Executive Vice President, TOT Corporation Plc.
	2001 - 2005	Director, Advanced Info Service Plc.
	2000 - 2002	Senior Executive Vice President, Telephone Organization of Thailand
	1999 - 2000	Executive Vice President, Telephone Organization of Thailand
	1996 - 1999	Vice President of Finance Department, Telephone Organization of Thailand
Illegal Record in past 10 years	- None -	
% Shareholding	- None -	
การมี/ไม่มีส่วนได้เสียในวาระ	- None -	

The Information of Independent Director

Advanced Info Service Public Company Limited

3. Name	**Mr. Surasak Vajasit**	
Age	53 Years	
Title	Director, Independent Director and Member of the Audit Committee	
Relationship with Management	- None -	
Highest Education	Barrister-at-law Lincoln's Inn	
Governance Training of IOD	Directors Accreditation Program Class 29/2004	



Experience	2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
	2005 - Present	Partner, Hunton & Williams (Thailand) Limited
	1997 - Present	Director, Thai Tollow and Oil Company Limited
	2004 - 2006	Director and Independent Director, Shin Corporation Plc.
	2004 - 2005	Director, Coudert Brothers Company Limited
	1981 - 1988	Judge The Buri Ram, Phetchabun and Bangkok Province Course
Illegal Record in past 10 years	- None -	
% Shareholding	- None -	
การมี/ไม่มีส่วนได้เสียในวาระ	He is considered to have conflict of interest in Agenda 7 regarding the consideration and approval of the re-appointments of retired directors due to he is retired in this year as well as he is proposed to re-appointment of a retired director of the Company for another directorship term.	

Company's Articles of Association concerning the Shareholders Meeting

1. Closing of Share Registration Book

Article 12 During a period of 21 days prior to each shareholder meeting, the company may refuse to accept registration of any transfer of shares by issuing a notice to the shareholder not less than 14 days in advance at the head office and all branch offices of the company prior to the commencement date of such refusal to accept registration of transfer of shares.

2. Calling of Shareholders Meeting

Article 29 The board of the directors shall call a shareholder meeting which is an annual ordinary general meeting of shareholder within four month of the last day of the fiscal year of the company. Shareholder meeting other than the one shall be call extraordinary general meeting.

The board of the directors may call an extraordinary general meeting of shareholder any time the board consider it expedient to do so.

Shareholder holding shares amounting to not less than one-fifth of the total number of shareholder numbering not less than twenty-five persons holding shares amounting to not less than one-tenth of the total number of shares sold may submit their names in a request directing the board of directors to call an extraordinary general meeting at any time, but the reasons for calling such meeting shall be clearly stated in such request. The board of directors shall proceed to call a shareholder meeting to be held within one month of the date of receipt of such request from the said shareholders.

Article 31 In calling a shareholder meeting, the board of directors shall prepare a written notice calling the meeting that states the place , date , time , agenda of the meeting and the matters to be proposed to the meeting with reasonable detail by indicating clearly whether it is the matter to be propose to the meeting with reasonable detail by indicating clearly whether it is the matter propose for information, for approval or for consideration, as the case may be, including the opinions of the board of directors in the said matters, and the said notice shall be delivered to the shareholder and the Registrar for their information at least seven days prior to the date of the meeting. The notice calling for the meeting shall also be published in a newspaper at least three days prior to the date of the meeting.

3. Granting Proxy

Article 32 Shareholders may authorize other persons as proxies to attend and vote at any meeting on their behalf by issuing the letter in accordance with the form as defined by the registrar. The proxies shall submit the letter to the President or the person defined by the President at the meeting before the proxies.

4. The Quorum

Article 33 In order to constitute a quorum, there shall be shareholder and proxies (if any) attending at a shareholder meeting amounting to not less than twenty-five persons or not less than one half of the total number of shareholder and in either case such shareholder shall hold shares amounting to not less than one-third of the total number of shares sold of the company.

At any shareholder meeting, if one hour has pass since the time specified for the meeting and the number of shareholder attending the meeting is still inadequate for a quorum. If such meeting was not called as a result of a request by the shareholder, the meeting shall be called once aging and notice calling such meeting shall be delivered to shareholder not less than seven days prior to the date of the meeting. In the subsequent meeting a quorum is not required.

Article 34 The chairman of the board shall be the chairman of shareholder meeting. If the chairman of the board is not present at a meeting or cannot perform his duty, and if there is a vice-chairman, the vice-chairman present at the meeting shall be the chairman of the meeting. If there is no vice-chairman or there is a vice-chairman who is not present at the meeting or cannot perform his duty, the shareholder present at the meeting shall elect one shareholder to be the chairman of the meeting.

5. Voting

Article 35 The chairman of the shareholder meeting has the duty to conduct the meeting in compliance with the articles of association of the company relating to meeting and to follow the sequence of the agenda specified in the notice calling for the meeting, provided that the meeting my pass a resolution allowing a change in the sequence of the agenda with a vote of not less than two-third of the number of the shareholder present at the meeting.

Article 36 Unless otherwise stipulated by these articles, the majority vote of the shareholders who attend the meeting and cast their votes. In case of a tie vote, the chairman of the meeting shall have a casting vote.

In the follow events, a vote of not less than three quarters of the total number of vote of shareholder who attend the meeting and have the right to vote :

(1) the sale or transfer of the whole or important parts of the business of the company to other persons;
(2) the purchase or acceptance of transfer of the business of other companies or private companies by the company;
(3) the making, amending or terminating of contracts with respect to the granting of a lease of the whole or important parts of the company, the assignment of the management of the business of the company to any other persons or the amalgamation of the business with other persons with the purpose of profit and loss sharing.

Notes on documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting

The Company shall convene the 2007 Annual General Meeting of Shareholders on April 25, 2007 at 10.00 hours at Auditorium, 9th Floor, Shinawatra 3, 1010 Vibhavadee-Rangsit Road, Chatuchak, Bangkok 10900. In this connection, the Company shall proceed with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued a notification re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company has therefore prepared a proxy form for shareholders who cannot attend the Meeting. A proxy may be any independent director.

1.1 The Company attaches to the Notice a Proxy Form B. which prescribes certain particulars.

1.2 In the event shareholders wish to apply a Proxy Form A. being a simple proxy form, or Proxy Form C. for foreign investors appointing custodians as depositary, both Forms can be downloaded from the Company Website www.ais.co.th. In all cases, please produce the Proxy Form B. on which a Barcode is affixed on the date of Meeting.

Shareholders may apply either Form A or B while foreign investors appointing custodians as depositary in Thailand can select Form A, B or C.

2. Documents to be produced prior to the Meeting

Person

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please produce the Proxy Form B as well.

2. Proxy:

   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form A on which a Barcode has been affixed on the date of the Meeting.

Juristic Entity

1. Personal attendance by director

- any Proxy Form duly filled in and signed by shareholder and proxy;
- copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
- copy(ies) of ID Card or others issued by competent authorities duly certified by such director(s).

In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

2. Proxy

- any Proxy Form duly filled in and signed by authorized director(s) of shareholder and proxy;
- copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
- copy(ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;
- copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors

3.1 documents as under juristic entity 1 and 2 shall be prepared;

3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:

- a power of attorney appointing such custodian to sign on proxy;
- a confirmation letter that signatory has been licensed to engage in custodian business.

In the event shareholder wishes to apply Proxy A or C, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting. If an original document is not made in English, please attach the English translation duly certified by director(s) of such juristic entity.

3. Registration

The Company shall proceed with registration not less than two hours prior to the Meeting or from 08.00 hours, Wednesday, April 25, 2007 at the venue with a map attached to the Notice.

4. Casting Votes Criteria

General agenda

1. A vote in each agenda shall be one share one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:

   2.1 Proxy shall cast a vote only as specified in the Proxy; non-compliance shall not constitute a valid vote by shareholders.

   2.2 In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue other than those specified on the Proxy, or there would be any amendment to or change in facts, then proxy shall have discretion to consider and vote as appropriate.

Director agenda

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he is the holder;

2. Each shareholder may exercise all the votes he has under 1. above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

5. Procedures on Casting Votes

Chairman of the Meeting or officer shall explain casting vote: one share per one vote under the following procedures:

5.1. Chairman shall ask the Meeting to cast vote on each agenda as to agreement, disagreement or abstention. A vote shall be cast by shareholder or proxy on one opinion only (except in case of custodian by which Proxy allows).

5.2 Votes shall be counted only by shareholders who disagree or abstain from votes as specified in the ballots distributed by officers of the Company at time of registration so that such ballots shall be summed up and deducted from all votes

by shareholders attending the Meeting, and that the remainder counted as agreement on such agenda.

6. Counting and Announcing the Votes

Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed on the ballots received and marked with disagreement or abstention, as the case may be, then deduct same from all votes by shareholders attending the Meeting. Results shall be announced for each agenda.

Procedures for attending of 2007 Annual General Meeting of Shareholders
Advanced Info Service Public Company Limited
On April 25, 2007


Shareholders of AIS Plc.
Attending in Person
Proxy
Registered Desk attending in person (commence at 8.00 a.m.)
Registered Desk by proxy at 8.00 a.m.
Review the proxy
Showing ID Card
Showing the proxy and ID Card of the Grantor and Proxy
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman open the meeting At 10.00 a.m.
The Chairman proposed the agenda in order
If any shareholder would like to vote against or abstain to vote for any agenda, please raise your hand and give the number of shareholding in the ballot.
Company's officers collect the ballot only for the shareholder who votes against or abstain to vote/conclude the result
The Chairman announces the vote to the meeting

*** Please return to the Company's officers the ballot for every agenda when the meeting be completed.***

LOCATION MAP

There are 2 entrances

1. Viphavadi Rangsit Road
2. Phahol Yothin Road



Major Cineplex
Elephant Building
Ratchadaphisek Road
S.C.B Park
Sol 21
Phaholyothin Road
Ladprao Road
ISUZU
SHINAWATRA III
Than Settakij
Central Plaza Hotel & Convention
Thai Airways Intl. Headquaters
Viphavadee Rangsit Road
PTT. Headquaters
Chatuchak Park
B.T.S.
Sirikit Park
Express Way

Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Jatujak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road	: Bus no. 3, 29, 52	Air conditioning bus no. 10, 29
Phahol Yothin Road	: Bus no. 27, 39, 59	Air conditioning bus no. 39

FOR BETTER LIFE



Advanced Info Service Public Company Limited
Head Office 414 Phaholyothin Rd., Samsen Nai, Phayathai, Bangkok 10400
Tel : 66 2299 5000
Fax : 66 2299 5812
www.ais.co.th

END